

January 9, 2024

To My Fellow Stockholders,

Haynes produces high value differentiated nickel and cobalt-based high-performance alloys. While our alloy names may be familiar to only those in our industry, the impact that our alloys have on improving the technology of the world is widely recognized. We have been inventing new, game-changing alloys for over 100 years. Alloys invented by Haynes helped power Charles Lindbergh and Amelia Earhart flights, flew on every Apollo and space shuttle mission, and assisted with the landing of the Perseverance Rover and the ongoing exploration of Mars. Today, our research and application engineering groups are developing new alloys that we believe will continue to improve application performance due to their exceptional ability to withstand higher temperatures, improve efficiency, enhance corrosion resistance and, in some cases, reduce greenhouse gas emissions in the aerospace, power generation, and chemical processing industries, along with new applications in emerging technologies. We do not just react to industry needs; we help define them and expand end user expectations on performance.

The future for Haynes is bright because of our dedicated and customer focused workforce, our top of class alloy and application development, our distinct combination of our production facilities and company owned worldwide value-added distribution facilities, our unquestioned quality, and our outstanding sales and customer service.

Our business continues to grow and strengthen. We've transformed our Company as shown by the following significant accomplishments.

- We have lowered our volume breakeven point by 25%.

- We achieved record backlog levels in fiscal 2023.

- Revenue increased 20% compared to fiscal 2022, driven by record revenues in both our Aerospace and Industrial Gas Turbine markets.

- Our pricing for the high-value differentiated products we provide our customers, and our cost reduction actions, along with a continued rise in volumes during fiscal 2022 and fiscal 2023, helped improve gross margins significantly after adjusting for a neutral raw material cost impact.

- U.S. pension and retiree medical net liabilities were reduced over the past 36 months by $133 million, or 67%, taking the funding percentage for the pension plan to 94%.

- Our team continues with our efforts to further enhance our safety processes and to update our social policies and programs to support our employees and our communities. We also continue with our strong focus on ESG. Haynes alloy and applications development supports worldwide efforts to reduce greenhouse gases. In our efforts to utilize more sustainable sources of energy, we have installed a 1MW solar array at our North Carolina manufacturing facility and a 300KW rooftop solar array at our Arcadia, Louisiana Tubular facility.

As we look to the future, our major markets are projected to continue to grow and our performance improvement is expected to continue. Specifically,

- The outlook for commercial aircraft deliveries remains strong, with significant year-over-year growth expected through the remainder of this decade. Our proprietary alloys, including HAYNES® 282® alloy and HAYNES® 233® alloy have allowed gas turbines to operate at higher temperatures for much longer service intervals.

- The industrial gas turbine market is expected to grow at a steady pace through the 2030's due to worldwide demand for increased energy, higher efficiency, and improved reliability. Our proprietary alloys can improve the efficiency and power generation capability of these turbines.

- Within the chemical processing market, our new alloy development initiatives are expanding, including the application of HASTELLOY® G35® AND HASTELLOY® HYBRID-BC1® into the chemical, pharmaceutical and agrichemical industries.

- We plan to incrementally improve our top tier gross margins, driven by the alloy, product, and service differentiation we provide to our customers and end users, along with our continued drive to increase volumes, improve yields, and reduce variable costs.

- We are at an inflection point for cash generation and expect momentum in cash conversion to grow significantly as we progress through fiscal 2024.

Finally, to our stockholders, thank you for your interest in and support of Haynes. We believe that we have momentum within our major markets, along with the actions in place to continue to improve the performance of our business and enhance future stockholder value.

Sincerely,

Michael L. Shor
President and Chief Executive Officer



January 9, 2024

Dear Stockholders of Haynes International, Inc.:

You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Haynes International, Inc. ("Haynes") to be held Wednesday, February 21, 2024, at 9:30 a.m. (EST). This year's Annual Meeting will be a virtual meeting of stockholders. You may attend the meeting online, including submitting questions, at www.virtualshareholdermeeting.com/HAYN2024 when you enter your 16-digit control number set forth on your Notice of Internet Availability of Proxy Materials (your "E-Proxy Notice") or, if you received a printed copy of our proxy materials, your proxy card or voting instruction form. Instructions on how to attend and participate in the Annual Meeting via the webcast are posted at www.virtualshareholdermeeting.com/HAYN2024. You will be able to vote your shares while attending the Annual Meeting by following the instructions on the website.

Prior to the date of the virtual Annual Meeting, you will be able to vote over the Internet at www.proxyvote.com, by mail or by telephone as described in the accompanying Notice of Annual Meeting of Stockholders. The proposals to be voted upon are described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

We hope you are able to attend the Annual Meeting virtually. Whether or not you attend, it is important that your stock be represented and voted at the meeting. I urge you to please visit www.proxyvote.com to vote your shares electronically or, if you received a printed copy of our proxy materials, to vote by telephone or to complete, date, sign and return the proxy card or voting instruction form in the enclosed envelope, as described in the attached Notice of Annual Meeting of Stockholders. The vote of each stockholder is very important. You may revoke your proxy at any time before it is voted at the Annual Meeting by giving written notice to the Corporate Secretary of Haynes, by submitting a properly executed proxy card or voting instruction form bearing a later date or by attending the Annual Meeting virtually and voting online during the meeting. Stockholders may also revoke their proxies by entering a new vote over the Internet or by telephone.

On behalf of the Board of Directors and management of Haynes, I thank you for your continued support.

Sincerely,
Haynes International, Inc.

Michael L. Shor
President and Chief Executive Officer

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HAYNES INTERNATIONAL, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD FEBRUARY 21, 2024

Stockholders of Haynes International, Inc.:

The Annual Meeting of Stockholders of Haynes International, Inc. ("Haynes") will be held virtually at www.virtualshareholdermeeting.com/HAYN2024 on Wednesday, February 21, 2024, at 9:30 a.m. EST for the following purposes:

1. To elect Robert H. Getz as a director of Haynes to serve for a one-year term;

2. To elect Dawne S. Hickton as a director of Haynes to serve for a one-year term;

3. To elect Alicia B. Masse as a director of Haynes to serve for a one-year term;

4. To elect Brian R. Shelton as a director of Haynes to serve for a one-year term;

5. To elect Michael L. Shor as a director of Haynes to serve for a one-year term;

6. To elect Larry O. Spencer as a director of Haynes to serve for a one-year term;

7. To hold an advisory vote on executive compensation;

8. To ratify the appointment of Deloitte & Touche LLP as Haynes' independent registered public accounting firm for the fiscal year ending September 30, 2024; and

9. To transact such other business as may properly come before the meeting.

Only stockholders of record at the close of business on December 29, 2023, are entitled to notice of, and to vote at, the Annual Meeting.

YOUR VOTE IS IMPORTANT. EVEN IF YOU EXPECT TO ATTEND THE ANNUAL MEETING VIRTUALLY, PLEASE VOTE YOUR PROXY OVER THE INTERNET BY VISITING WWW.PROXYVOTE.COM OR, IF YOU RECEIVED A PRINTED COPY OF OUR PROXY MATERIALS, BY TELEPHONE OR BY DATING, SIGNING AND PROMPTLY MAILING THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM, AS DESCRIBED BELOW.

You can attend the Annual Meeting online and vote shares electronically during the Annual Meeting by visiting www.virtualshareholdermeeting.com/HAYN2024 at the time of the meeting. Online check-in will begin at 9:15 a.m. EST, and you should allow approximately 15 minutes for the online check-in procedure. Please have the 16-digit control number on your Notice of Internet Availability of Proxy Materials or, if you received a printed copy of our proxy materials, on your proxy card or voting instruction form available for check-in. Prior to the date of the Annual Meeting, you will be able to vote over the Internet at www.proxyvote.com, and the proxy materials will be available at that site. You may also vote prior to the date of the meeting by telephone by calling 1-800-690-6903. Please consult your proxy card or voting instruction form for additional information regarding these alternative methods.

You may revoke your written proxy at any time before it is voted at the Annual Meeting by giving written notice to the Corporate Secretary of Haynes, by submitting a properly executed proxy card or voting instruction form bearing a later date or by attending the Annual Meeting virtually and voting online during the meeting. Stockholders may also revoke their proxies by entering a new vote over the Internet or by telephone.

The accompanying Proxy Statement provides a detailed description of the business to be conducted at the Annual Meeting. We urge you to read the accompanying Proxy Statement carefully and in its entirety.

By Order of the Board of Directors,

Angela M. Kohlheim

Angela M. Kohlheim
Vice President, General Counsel and Corporate Secretary

January 9, 2024
Kokomo, Indiana

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on February 21, 2024

This Notice of Annual Meeting of Stockholders, the Proxy Statement, a form of proxy card and the Company's Annual Report for the fiscal year ended September 30, 2023 are available at www.proxyvote.com.

HAYNES INTERNATIONAL, INC. PROXY STATEMENT

TABLE OF CONTENTS

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1020 West Park Avenue
Kokomo, Indiana 46904-9013

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD FEBRUARY 21, 2024

This proxy statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of Haynes International, Inc. ("Haynes," "we," "us," "our," or the "Company") of proxies to be voted at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at 9:30 a.m. EST on Wednesday, February 21, 2024, and at any adjournment or postponement thereof. The meeting will be held virtually at www.virtualshareholdermeeting.com/HAYN2024.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why am I receiving these proxy materials?

As allowed by the rules of the Securities and Exchange Commission (the "SEC"), we are furnishing our proxy materials to our stockholders primarily via the Internet. This electronic process diminishes the impact on the environment and reduces our printing and mailing costs. Accordingly, on or about January 9, 2024, we mailed a majority of our stockholders a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice") containing instructions on how to access our proxy materials and vote via the Internet, and mailed a printed copy of this proxy statement, a proxy card and our Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the "Form 10-K") to our other stockholders. If you received an E-Proxy Notice and would like to receive a printed copy of our proxy materials, please follow the instructions included in the E-Proxy Notice.

Who is entitled to vote at the Annual Meeting?

All stockholders of record as of December 29, 2023, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. As of the close of business on December 29, 2023, 12,782,992 shares of common stock of Haynes were outstanding and entitled to vote. Each outstanding share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting and can be voted only if the record owner of that share, determined as of the record date, is present virtually or represented by a properly completed proxy or votes by any of the other authorized voting methods described herein at the Annual Meeting.

For beneficial owners who are not record holders, the brokers, banks or nominees holding shares for beneficial owners must vote those shares as instructed. If the broker, bank, or nominee has not received instructions from the beneficial owner, the broker, bank, or nominee generally has discretionary voting power only with respect to matters that are considered routine matters.

Haynes has no voting securities outstanding other than the common stock. Stockholders do not have cumulative voting rights.

What will constitute a quorum for the transaction of business at the Annual Meeting?

A quorum will be present if holders of a majority of the outstanding shares of common stock are present, virtually or by proxy or other authorized voting method, at the Annual Meeting. Shares registered in the names of brokers or other "street name" nominees for which proxies are voted on some, but not all, matters will be considered to be present at the Annual Meeting for quorum purposes, but will be voted only as to those matters as to which a vote is indicated, and will not be voted as to the matters with respect to which no vote is indicated (commonly referred to as "broker non-votes").

How can I participate in the virtual Annual Meeting?

We will have a virtual-only Annual Meeting in 2024. To participate in the virtual Annual Meeting, please visit www.virtualshareholdermeeting.com/HAYN2024 and enter the 16-digit control number included on your E-Proxy Notice or, if you received a printed copy of our proxy materials, your proxy card or voting instruction form. Online check-in will begin at 9:15 a.m. EST, and you should allow approximately 15 minutes for the online check-in procedure. The meeting will begin promptly at 9:30 a.m. EST.

How can I submit questions at the virtual Annual Meeting?

If you wish to submit a question during the Annual Meeting, you may log into www.virtualshareholdermeeting.com/HAYN2024 and enter your 16-digit control number and enter a question at the applicable place and click "submit." We will answer questions relevant to meeting matters that comply with the meeting rules of conduct during the Annual Meeting. Our meeting rules of conduct will be posted on the Annual Meeting website.

What will I be voting on at the Annual Meeting?

There are eight proposals that stockholders will vote on at the Annual Meeting:

- Proposal No. 1: The election of Robert H. Getz;
- Proposal No. 2: The election of Dawne S. Hickton;
- Proposal No. 3: The election of Alicia B. Masse;
- Proposal No. 4: The election of Brian R. Shelton;
- Proposal No. 5: The election of Michael L. Shor;
- Proposal No. 6: The election of Larry O. Spencer;
- Proposal No. 7: The approval of the compensation of the Named Executive Officers described herein, in a non-binding, advisory capacity; and
- Proposal No. 8: The ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending September 30, 2024.

How does our Board recommend that I vote on each of the proposals?

Our Board recommends that you vote as follows:

- Proposals No. 1 through No. 6: "FOR" the election of each of the six directors nominated by our Board to serve until the 2025 Annual Meeting of Stockholders, or until their successors are duly elected and qualified;
- Proposal No. 7: "FOR" the approval of the compensation of the Named Executive Officers described herein, in a non-binding, advisory capacity; and
- Proposal No. 8: "FOR" the ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending September 30, 2024.

The votes with respect to approval of the compensation of our Named Executive Officers are advisory in nature and will not be binding on the Company or the Board. However, the Board and our Compensation Committee will take such votes into consideration when making decisions regarding Named Executive Officer compensation.

Angela M. Kohlheim and Daniel W. Maudlin, two of our executive officers, have been selected by our Board to serve as proxy holders for the Annual Meeting. All shares of our common stock represented by properly delivered proxies received in time for the Annual Meeting will be voted at the Annual Meeting by the proxy holders in the manner specified by the stockholder. If you submit your proxy without indicating how you want your shares to be voted, the persons named as proxies will vote your shares in accordance with the recommendations of our Board.

What does it mean if I receive more than one E-Proxy Notice or proxy card?

If you received more than one E-Proxy Notice or proxy card, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions included on each E-Proxy Notice or proxy card to ensure that all of your shares are voted.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Equinity, you are considered, with respect to those shares, the "stockholder of record."

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares held in street name. Our proxy materials have been or will be sent to you by your broker, bank or other holder of record who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote the shares in your account.

How do I vote?

Stockholder of Record. If you are a stockholder of record, you may vote by using any of the following methods:

- *Through the Internet*. You may vote by proxy through the Internet no later than 11:59 p.m., Eastern Time, on February 20, 2024, by following the instructions on the E-Proxy Notice or, if you received a printed copy of our proxy materials, the proxy card.
- *By Telephone*. If you received a printed copy of our proxy materials, you may vote by proxy by calling, no later than 11:59 p.m., Eastern Time, on February 20, 2024, the toll-free number found on the proxy card and following the recorded instructions.
- *By Mail*. If you received a printed copy of our proxy materials, you may vote by proxy by completing, signing, and dating the proxy card and sending it back in the envelope provided. Properly executed proxies that are received in time and not subsequently revoked will be voted as instructed on the proxy card.
- *During the Annual Meeting*. If you attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/HAYN2024 and entering the 16-digit control number included on your E-Proxy Notice or your proxy card, you may vote your shares online during the live webcast. We encourage you, however, to vote by proxy through the Internet, by telephone or by mail even if you plan to attend the Annual Meeting so that your shares will be voted in the event you later decide not to attend the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares held in street name, you may vote by using any of the following methods:

- *Through the Internet*. You may vote by proxy through the Internet no later than 11:59 p.m., Eastern Time, on February 20, 2024, by following the instructions provided on the E-Proxy Notice or, if you received a printed copy of our proxy materials, the voting instruction form.
- *By Telephone*. If you received a printed copy of our proxy materials, you may vote by proxy by calling, no later than 11:59 p.m., Eastern Time, on February 20, 2024, the toll-free number found on the voting instruction form and following the recorded instructions.
- *By Mail*. If you received a printed copy of our proxy materials, you may vote by proxy by completing, signing, and dating the voting instruction form and sending it back in the envelope provided. Properly executed voting instruction forms that are received in time and not subsequently revoked will be voted as instructed on the voting instruction form.
- *During the Annual Meeting*. If you attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/HAYN2024 and entering the 16-digit control number included on your E-Proxy Notice or your voting instruction form, you may vote your shares online during the live webcast. We encourage you, however, to vote by proxy through the Internet, by telephone or by mail even if you plan to attend the Annual Meeting so that your shares will be voted in the event you later decide not to attend the Annual Meeting.

May I change my vote after I have submitted a proxy?

If you are a stockholder of record, you have the power to revoke your proxy at any time before it is voted at the Annual Meeting by:

- delivering to our Corporate Secretary a written notice revoking the proxy;
- submitting a properly executed proxy card bearing a later date or by entering a new vote over the Internet or by telephone; or
- attending the Annual Meeting and voting online during the live webcast (attendance without casting a vote online during the Annual Meeting will not, by itself, constitute revocation of a proxy).

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank, or other holder of record. You may also revoke your previous voting instructions by voting online during the live webcast of the Annual Meeting.

Is my vote confidential?

We maintain the confidentiality of the votes of individual stockholders. Proxy forms and voting instruction forms returned to brokerage firms, banks and other holders of record are kept confidential. Only the proxy tabulator and the inspector of election have access to the proxy cards and voting instruction forms. The proxy tabulator will disclose information taken from the proxy cards and voting instruction forms only if there is a proxy contest, if the stockholder authorizes disclosure, to defend legal claims or as otherwise required by law. If you write comments on your proxy card or voting instruction form, management may learn how you voted in reviewing your comments.

Who will serve as the proxy tabulator and inspector of election?

A representative from Broadridge Financial Services, Inc. will serve as the independent inspector of election and will tabulate votes cast by proxy or online during the Annual Meeting. We will report the results in a current report on Form 8-K filed with the Securities and Exchange Commission (the "SEC").

What vote is required to approve each proposal?

If a quorum is present, the nominees for director (Proposals No. 1 through No. 6) will be elected by the affirmative vote of the majority of the shares present and entitled to vote on such election. Abstentions will have the same effect as votes against the applicable nominee(s) for director. Broker non-votes will have no effect on the election of directors because this is a non-routine matter for which banks, brokers or other nominees may not vote absent instructions.

The affirmative vote of the majority of the shares present and entitled to vote on the matter is required to approve, on an advisory basis, Proposal No. 7, the compensation of our Named Executive Officers, and to approve Proposal No. 8, the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2024. Accordingly, abstentions applicable to shares represented at the meeting will have the same effect as votes against Proposal No. 7 and Proposal No. 8. Broker non-votes will have no effect on the outcome of Proposal No. 7, the proposal to approve, on an advisory basis, the compensation of our Named Executive Officers because this is a non-routine matter for which brokers, banks or other nominees may not vote absent instructions. There will be no broker non-votes for Proposal No. 8, the appointment of Deloitte & Touche LLP, because this proposal is a routine matter for which brokers, banks or other nominees have discretionary voting power.

With respect to any other proposals which may properly come before the Annual Meeting, proposals will be approved upon the affirmative vote of a majority of the shares of common stock present virtually or represented by proxy or other authorized voting method and entitled to vote on such matters at the Annual Meeting.

Who is paying for the cost of this proxy solicitation?

Our Board is soliciting the proxy accompanying this proxy statement. We will pay all proxy solicitation costs. Proxies may be solicited by our officers, directors and employees, none of whom will receive any additional compensation for their services. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email or the Internet. We will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokers, banks and other holders of record, for the expense of forwarding solicitation materials to the beneficial owners.

Is there a list of stockholders entitled to vote at the Annual Meeting?

A list of stockholders entitled to vote at the Annual Meeting will be available for ten days prior to the meeting, between the hours of 8:00 a.m. and 4:00 p.m. EST, at our offices at 1020 West Park Avenue, Kokomo, Indiana 46904-9013. If you would like to view the stockholder list at our offices, please contact our Corporate Secretary to schedule an appointment.

I share an address with another stockholder, and we received only one E-Proxy Notice or one paper copy of the proxy materials. How may I obtain an additional copy of the E-Proxy Notice or proxy materials?

We have adopted a procedure approved by the SEC called "householding." Under the householding procedure, certain stockholders, whether they own registered shares or shares in street name, who have the same address and who receive either E-Proxy Notices or paper copies of the proxy materials in the mail will receive only one copy of our proxy materials, or a single E-Proxy Notice, for all stockholders at that address, unless one or more of the stockholders at that address has previously notified us that they want to receive separate copies. Each 401(k) plan participant will continue to receive a copy of all of the proxy materials. Regardless of how you own your shares, if you received a single E-Proxy Notice or set of proxy materials as a result of householding, and one or more stockholders at your address would like to have separate copies of these materials with respect to the Annual Meeting or in the future, or if you would like to request that only a single E-Proxy Notice or set of proxy materials be sent to the household, please contact Angela M. Kohlheim, Haynes International, Inc., 1020 West Park Avenue, P.O. Box 9013, Kokomo, Indiana 46904-9013 or by telephone at 765-456-6000.

Could other matters be decided at the Annual Meeting?

As of the date of this proxy statement, the Board has no knowledge of any matters to be presented for consideration at the Annual Meeting other than those referred to above. If (a) any matters unknown to the Board as of the date of this proxy statement should properly come before the Annual Meeting; (b) a person not named herein is nominated at the Annual Meeting for election as a director because a nominee named herein is unable to serve or for any reason will not serve; (c) any proposals properly omitted from this proxy statement and the form of proxy should come before the Annual Meeting; or (d) any matters should arise incident to the conduct of the Annual Meeting, then the proxies will be voted with respect to such matters in the discretion of the proxy holders, who intend to vote in accordance with their best judgment.

What is Haynes' Internet address?

Our Internet address is www.haynesintl.com. Our filings with the SEC are available free of charge via a link from this Internet address or directly from the SEC's website at www.sec.gov. Unless expressly indicated otherwise, information contained on, or accessible through, our website is not a part of this proxy statement. In addition, none of the information on the other websites listed in this proxy statement is a part of this proxy statement. These website addresses are intended to be inactive textual references only.

PROPOSALS FOR 2025 ANNUAL MEETING

Stockholders desiring to submit proposals to be included in the proxy statement for the 2025 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be required to submit them to the Company in writing on or before September 11, 2024, provided that if the date of the 2025 Annual Meeting of Stockholders is more than 30 days from the anniversary of the 2024 Annual Meeting of Stockholders, then the deadline would be a reasonable time before Haynes begins to print and send its proxy materials. Any such stockholder proposal must also be proper in form and substance, as determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder.

Stockholder proposals other than those to be included in the proxy statement for the 2025 Annual Meeting of Stockholders pursuant to Rule 14a-8 must be submitted in writing to the Corporate Secretary of Haynes and received on or before November 23, 2024 and not earlier than October 24, 2024, provided however, that in the event that the 2025 Annual Meeting of Stockholders is called for a date that is not within twenty-five (25) days before or after the anniversary date of the 2024 Annual Meeting of Stockholders, notice by the stockholder in order to be timely must be submitted and received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the 2025 Annual Meeting of Stockholders was mailed or public disclosure of the date of the 2025 Annual Meeting of Stockholders is made, whichever first occurs. In addition, any such stockholder proposal must be in proper written form. To be in proper written form, a stockholder proposal (i) other than with respect to director nominations must set forth as to each matter the stockholder proposes to bring before the 2025 Annual Meeting of Stockholders (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and record address of the stockholder, (c) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the stockholder, (d) a description of all arrangements or understandings between the stockholder and any other person or persons (including their names) in connection with the proposal of such business by the stockholder and any material interest of the stockholder in such business and (e) a representation that the stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting and (ii) with respect to director nominations must set forth the information described under the heading "Corporate Governance - Governance Committee and Director Nominations" herein.

In addition to satisfying the requirements under the Amended and Restated By-Laws of the Company, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than December 23, 2024.

The mailing address of the principal executive offices of Haynes is 1020 West Park Avenue, P.O. Box 9013, Kokomo, Indiana 46904-9013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Listed below are the only individuals and entities known by the Company to beneficially own more than 5% of the outstanding common stock of the Company as of January 2, 2024 (assuming that their holdings have not changed from such other date as may be shown below):

Name	Number	Percent[1]
BlackRock, Inc.[2]	2,229,612	17.4 %
T. Rowe Price Investment Management, Inc.[3]	1,511,943	11.8 %
Dimensional Fund Advisors LP[4]	1,000,098	7.8 %
Edenbrook Capital, LLC[5]	903,249	7.1 %
The Vanguard Group[6]	764,466	6.0 %
Royce & Associates, LP[7]	676,478	5.3 %

[1] The percentage is calculated on the basis of 12,782,992 shares of common stock outstanding as of January 2, 2024.

[2] The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055. Based solely on the Schedule 13G/A, filed on January 26, 2023 with the SEC, represents sole voting power over 2,205,633 shares and sole dispositive power over 2,229,612 shares.

[3] The address of T. Rowe Price Investment Management, Inc. is 101 East Pratt Street, Baltimore, Maryland 21201. Based solely on the Schedule 13G/A, filed on February 14, 2023 with the SEC, represents sole voting power over 417,689 shares and sole dispositive power over 1,511,943 shares.

[4] The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, Texas 78746. Based solely on the Schedule 13G/A, filed on February 10, 2023 with the SEC, represents sole voting power over 983,498 shares and sole dispositive power over 1,000,098 shares.

[5] The address of Edenbrook Capital, LLC is 116 Radio Circle, Suite 202, Mount Kisco, New York 10549. Based solely on the Schedule 13G/A, filed on February 7, 2023 with the SEC, represents shared voting and dispositive power over 903,249 shares.

[6] The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Based solely on the Schedule 13G/A, filed on February 9, 2023 with the SEC, represents shared voting power over 9,658 shares, sole dispositive power over 743,880 shares and shared dispositive power over 20,586 shares.

[7] The address of Royce & Associates, LP is 745 Fifth Avenue, New York, New York 10151. Based solely on the Schedule 13G/A, filed on January 23, 2023 with the SEC, represents sole voting power and sole dispositive power over 676,478 shares.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the ownership of shares of the Company's common stock as of January 2, 2024 (except as described in any associated footnote), by each director, the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers during fiscal 2023 (the "Named Executive Officers") and the directors and all executive officers as a group. Except as noted below, the directors and executive officers have sole voting and investment power over the shares of common stock shown in the table. The business address of each person indicated is c/o Haynes International, Inc., 1020 West Park Avenue, P.O. Box 9013, Kokomo, Indiana 46904-9013.

Name	Number	Percent[1]
Michael L. Shor[2]	291,015	2.2 %
Robert H. Getz[3]	39,008	*
Donald C. Campion[4]	28,494	*
Dawne S. Hickton[5]	22,219	*
Alicia B. Masse[6]	3,875	*
Brian R. Shelton	3,875	*
Larry O. Spencer[7]	14,433	*
Daniel W. Maudlin[8]	108,714	*
David L. Strobel[9]	69,836	*
Marlin C. Losch III[10]	69,311	*
Scott R. Pinkham[11]	66,208	*
All directors and executive officers as a group (16 persons)[12]	805,430	6.1 %

* Represents beneficial ownership of less than one percent of the outstanding common stock.

[1] The percentages are calculated on the basis of 12,782,992 shares of common stock outstanding as of January 2, 2024, plus the number of shares that such person or group has the right to acquire beneficial ownership of within sixty days of January 2, 2024, including applicable shares underlying stock options held by such person or group which may be exercised within sixty days of January 2, 2024.

[2] Shares of common stock beneficially owned by Mr. Shor include 27,840 shares of time-vesting restricted stock subject to forfeiture, all of which Mr. Shor has the right to vote, and 197,770 shares underlying stock options which may be exercised within sixty days of January 2, 2024.

[3] Included in this amount are 10,144 shares of restricted stock the receipt of which has been deferred to a future year as elected by the participant.

[4] Included in this amount are 2,500 shares of restricted stock the receipt of which has been deferred to a future year as elected by the participant.

[5] Included in this amount are 7,423 shares of restricted stock the receipt of which has been deferred to a future year as elected by the participant.

[6] Included in this amount are 1,400 shares of restricted stock the receipt of which has been deferred to a future year as elected by the participant

[7] Included in this amount are 14,433 shares of restricted stock the receipt of which has been deferred to a future year as elected by the participant.

[8] Shares of common stock beneficially owned by Mr. Maudlin include 7,782 shares of time-vesting restricted stock subject to forfeiture, all of which Mr. Maudlin has the right to vote, and 79,183 shares underlying stock options which may be exercised within sixty days of January 2, 2024.

[9] Shares of common stock beneficially owned by Mr. Strobel include 5,696 shares of time-vesting restricted stock subject to forfeiture, all of which Mr. Strobel has the right to vote, and 51,470 shares underlying stock options which may be exercised within sixty days of January 2, 2024.

[10] Shares of common stock beneficially owned by Mr. Losch include 5,733 shares of time-vesting restricted stock subject to forfeiture, all of which Mr. Losch has the right to vote, and 39,682 shares underlying stock options which may be exercised within sixty days of January 2, 2024.

[11] Shares of common stock beneficially owned by Mr. Pinkham include 5,420 shares of time-vesting restricted stock subject to forfeiture, all of which Mr. Pinkham has the right to vote, and 38,697 shares underlying stock options which may be exercised within sixty days of January 2, 2024.

[12] Includes 463,267 shares underlying stock options that may be exercised within sixty days of January 2, 2024, 77,045 shares of restricted stock subject to forfeiture and 35,900 shares of deferred restricted stock.

<u>Delinquent Section 16(a) Reports</u>

The federal securities laws require the filing of certain reports by officers, directors, and beneficial owners of more than ten percent (10%) of our securities with the SEC and the Nasdaq Stock Market LLC ("Nasdaq"). Specific due dates have been established and we are required to disclose in this proxy statement any failure to file by these dates. Based solely on a review of copies of Section 16 filings filed electronically with the SEC and, as applicable, written representations that no such filings were required, the Company believes that all filing requirements for transactions in fiscal 2023 were satisfied by each stockholder holding ten percent (10%) or more of the common stock of the Company, and each of our officers and directors, except the initial Form 3 filed for Ms. Susan Perry when she became an executive officer and the Form 4 reporting the award of restricted stock and employee stock options granted to Ms. Perry when she became an executive officer, which reports were inadvertently filed late due to administrative error.

PROPOSALS NO. 1 THROUGH NO. 6. ELECTION OF DIRECTORS

The Amended and Restated By-Laws of the Company provide that the number of directors constituting the whole board shall be fixed from time to time by resolutions of the Board of Directors but shall not be less than three nor more than nine directors. By resolution, the Board of Directors has fixed the number of directors at seven. The terms of all incumbent directors will expire at the Annual Meeting. Directors elected at the Annual Meeting will serve for a term ending at the 2025 Annual Meeting of Stockholders and until their respective successors are elected and qualified.

<u>**Nominees**</u>

Upon the unanimous recommendation of the Corporate Governance and Nominating Committee (the "Governance Committee"), the Board of Directors has nominated six of the seven directors who served in fiscal 2023 for re-election at the Annual Meeting. The Board of Directors believes that all of its nominees will be available for re-election at the Annual Meeting and will serve if re-elected. The directors nominated for election (the "Nominated Directors") are:

Name	Age on 1/2/2024	Current Position	Served as Director Since
Robert H. Getz	61	Chairman of the Board; Director	2006
Dawne S. Hickton	66	Director	2017
Alicia B. Masse	66	Director	2023
Brian R. Shelton	62	Director	2023
Michael L. Shor	64	President and Chief Executive Officer; Director	2012
Larry O. Spencer	70	Director	2021

The Board of Directors recommends that stockholders vote FOR the election of all of the Nominated Directors. Properly submitted proxies will be voted as directed or, if no direction is given, will be voted FOR the election of each of the Nominated Directors. However, the persons designated as proxies reserve the right to cast votes for another person designated by the Board of Directors in the event that any Nominated Director becomes unable to, or for any reason will not, serve. If a quorum is present, those nominees receiving the affirmative vote of the majority of the shares present and entitled to vote on such election will be elected to the Board of Directors.

Business Experience of Nominated Directors

Director Skills Summary

	Robert Getz	Dawne Hickton	Alicia Masse	Brian Shelton	Michael Shor	Larry Spencer
CEO/Equivalent Experience	☒	☒	☒	☒	☒	☒
Financial Experience	☒	☒	☒	☒	☒	☒
Metals Industry Experience	☒	☒	☒	☐	☒	☐
Operational/Manufacturing Experience	☒	☒	☒	☒	☒	☒
Global Operations Experience	☒	☒	☒	☒	☒	☒
Strategy Experience	☒	☒	☒	☒	☒	☒
Technology/Systems Experience	☒	☒	☒	☒	☒	☒
Research & Development Experience	☒	☒	☒	☒	☒	☒
Environmental, Social, and Governance Experience	☐	☒	☒	☒	☒	☐
Human Capital Management Experience	☒	☒	☒	☒	☒	☒



Robert H. Getz has been a director since March 31, 2006, and was elected as the Company's Chairman of the Board effective September 1, 2018. Mr. Getz also serves as a member of the Compensation and Corporate Governance and Nominating Committees and as Chairman of the Strategic Committee. Mr. Getz is Managing Partner and Founder of Pecksland Capital Partners, a private investment firm. Prior to 2016, Mr. Getz served as a Managing Director and Partner of Cornerstone Equity Investors, LLC ("Cornerstone"), a private equity investment firm which he co-founded in 1996. Prior to the formation of Cornerstone, Mr. Getz served as a Managing Director and Partner of Prudential Equity Investors and Prudential Venture Capital. Mr. Getz has served on the boards of numerous public and private technology, manufacturing and metals and mining companies. Mr. Getz currently serves on the Board of Directors of Techtronic Industries, a designer and manufacturer of power tools and products with leading brands such as Milwaukee and Ryobi. He also serves on the board of Ero Copper Corp., a copper mining and exploration company. Mr. Getz formerly served as a Director of Jaguar Mining until 2019. He also served as a Director of NewMarket Gold Inc. until 2016. The Board believes that Mr. Getz's experience as an investor and extensive record as a director of other domestic and international companies, as well as his wide variety of operating experience, enable him to lead the board with his valuable perspective on a variety of strategic issues.



Dawne S. Hickton has been a director since July 1, 2017. She also serves as Chair of the Compensation Committee and is a member of the Audit, Corporate Governance and Nominating and Strategic Committees of the Board. Ms. Hickton is Chair and CEO of Cumberland Additive Inc., an aerospace, space, and defense specialty metals additive manufacturing company. From June 2019 to June 2022, she was Executive Vice President and President of the Critical Missions Solutions line of business at Jacobs Engineering Group, Inc. ("Jacobs Engineering"), a technical professional services firm, and she was a member of the board of directors at Jacobs Engineering from May 2015 to July 2019. Ms. Hickton was a Founding Partner of Cumberland Highstreet Partners, Inc., an executive strategic consulting firm for manufacturing businesses, where she currently has an advisory role. She previously served as Vice Chair, President and Chief Executive Officer of RTI International Metals, Inc., from 2007 until its sale to Alcoa Corporation in 2015. Ms. Hickton was Chair of the Board of the Federal Reserve Bank of Cleveland from 2018 to 2020 and was a Director of Triumph Group, Inc. from 2015 to 2019 and a Director of FNB Corporation from 2006 to 2013. In addition, she is currently a Trustee for the University of Pittsburgh and is an Emeritus Board Member of the Smithsonian National Air & Space Museum. In December 2022, Ms. Hickton was nominated to serve on the National Space Council User's Advisory Group (UAG). The Board believes that Ms. Hickton's leadership experience in specialty metals, her extensive experience on public boards, as well as her knowledge of Haynes' key markets are benefits to Haynes.



Michael L. Shor was elected as the Company's President and Chief Executive Officer effective September 1, 2018. Prior to that, Mr. Shor served as the Company's interim President and Chief Executive Officer from May 29, 2018 through August 31, 2018. Mr. Shor has been a director since August 1, 2012, and served as Chairman of the Board from February 2017 through August 2018. Mr. Shor retired as Executive Vice President—Advanced Metals Operations & Premium Alloys Operations of Carpenter Technology Corporation ("Carpenter") on July 1, 2011, after a thirty-year career with Carpenter. At Carpenter, Mr. Shor held managerial positions in technology, marketing, and operations before assuming full responsibility for the performance of Carpenter's operating divisions. The Board believes Mr. Shor's extensive management experience and specific specialty materials experience provides valuable insight to lead the Company in its strategic direction, operational excellence and growth initiatives, and continued development of its ESG activities.



Larry O. Spencer, General, USAF (Ret.) has served as a director since January 1, 2020, and serves as Chairman of the Corporate Governance and Nominating Committee and a member of the Compensation Committee. General Spencer currently serves as President of the Armed Forces Benefit Association and Chairman of the Board and President of 5Star Life Insurance Company. General Spencer served until March 1, 2019, as President of the United States Air Force Association, a position he held since his retirement as a four-star general in 2015 after serving 44 years with the United States Air Force. General Spencer held positions of increasing responsibility with the Air Force, which included Vice Chief of Staff, the second highest-ranking military member in the Air Force. General Spencer served as Vice Commander of the Oklahoma City Logistics Center, where he led repair and overhaul operations for a myriad of Air Force aircraft and engines. General Spencer was also the first Air Force officer to serve as the Assistant Chief of Staff in the White House Military Office, and he served as Chief Financial Officer and Director of Mission Support at a major command. General Spencer currently serves as a member of the board of directors of the Whirlpool Corporation since August 2016 and the Triumph Group, Inc. since February 2018. The Board believes it benefits from General Spencer's experiences as a leader of large, complex organizations and global business operations and logistics and his knowledge of aerospace and insights into defense and government affairs.



Alicia B. Masse has been a director since March 9, 2023. She also is a member of the Audit Committee as well as the Corporate Governance and Nominating Committee. Ms. Masse has served as a Senior Managing Director at B. Riley Advisory Services ("B. Riley"), a financial advisory firm, since 2020. Prior to joining B. Riley, Ms. Masse was the Managing Director and founder of Alderney Advisors ("Alderney"), an advisory firm providing financial and strategic solutions for clients primarily in the automotive and logistics industries, since 2013. Prior to founding Alderney, Ms. Masse served in Senior Client Advisory roles at the accounting firms Ernst and Young LLP, BBK, Ltd., and Arthur Andersen. She also served in a leadership role in finance at Ford Motor Company. While Ms. Masse's focus has been on restructuring in the automotive sector, she also has experience in financing companies. Ms. Masse also serves on two non-profit boards in Detroit, Michigan. The Board believes that Ms. Masse's leadership experience, her experience on boards, as well as her knowledge of financial and strategic solutions are benefits to Haynes.

 **Brian R. Shelton** has been a director since March 9, 2023. He is Chairman of the Audit Committee and a member of the Compensation and Strategic Committees. Mr. Shelton has served on the Board of Directors of Graham Management Services LP since March 2022 and of Milender White Inc. since February 2011, and formerly served as an Executive Member of the Board of Directors for American Civil Constructors from January 2000 to March 2005. Mr. Shelton recently retired from Jacobs Engineering after 17 years (previously CH2M Hill, which Jacobs Engineering acquired in 2017). Mr. Shelton was the Senior Vice President – Finance, for Jacobs Engineering as well as the Chief Financial Officer of its Critical Mission Solutions business unit, since 2018. Prior to CH2M Hill, Mr. Shelton served as CFO of American Civil Constructors, and held various positions in the investment and commercial banking industries. Mr. Shelton also served in Special Forces for the United States Marine Corps. The Board believes that Mr. Shelton's expertise in the global business services sector and success as an investment banker capitalizing on mergers and acquisitions and capital raising are benefits to Haynes.

Diversity of Directors

The Corporate Governance and Nominating Committee values diversity and considers it as one criteria in the evaluation of attributes and qualifications that a particular candidate possesses. The Corporate Governance and Nominating Committee construes the notion of diversity broadly, considering differences in viewpoint, professional experience, education, skills, and other individual qualities, including gender identity and similar matters, in addition to race, age, ethnicity and cultural background as elements that contribute to a diverse Board. As of September 30, 2023, diverse persons constituted 50% of the independent members of the Board and constitute 50% of the Nominated Directors.

Board Diversity Matrix

	As of 9/30/2023			As of 9/30/2022		
Total Number of Directors:	7			5		
	Female	**Male**	**Non-Binary**	**Female**	**Male**	**Non-Binary**
Part I: Gender Identity.................	2	5	0	1	4	0
Part II: Demographic Background						
African American or Black................	0	1	0	0	1	0
Alaskan Native or Native American	0	0	0	0	0	0
Asian	0	0	0	0	0	0
Hispanic or Latino.......................	0	0	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0	0	0
White	2	4	0	1	3	0
Two or More Races or Ethnicities	0	0	0	0	0	0
LGBTQ+	0	0	0	0	0	0
Did Not Disclose Demographic Background .	0	0	0	0	0	0

The Board of Directors unanimously recommends that stockholders vote *FOR* the election of each of the Nominated Directors.

CORPORATE GOVERNANCE

Board Committee Structure

The Board of Directors has three standing committees: (i) an Audit Committee; (ii) a Compensation Committee; and (iii) a Corporate Governance and Nominating Committee. In addition to the standing committees, the Board established a Strategic Committee in 2022 chaired by Mr. Getz and includes Ms. Hickton and Mr. Shelton. The Strategic Committee meets as needed to review capital allocations, potential acquisitions, and other opportunities for the enhancement of stockholder value prior to full Board consideration.

The Audit Committee is currently composed of four members, Messrs. Shelton (who chairs the Committee) and Campion (who will leave the Committee on February 21, 2024) and Mses. Hickton and Masse, all of whom are independent under the listing rules and interpretations of Nasdaq. The Board has determined that Mr. Shelton and Ms. Masse are "audit committee financial experts," as defined under Item 407(d)(5)(ii) and (iii) of Regulation S-K. Under the Audit Committee Charter, adopted by the Board and available in the investor relations section of our website at *https://www.haynesintl.com/investor-relations/our-company/board-committee-charters*, the Audit Committee is primarily responsible for, among other matters:

- Appointment, retention, termination, and oversight, including the approval of compensation, of the Company's independent auditors;

- Pre-approving audit and non-audit services by the independent auditors;

- Reviewing the audit plan and the estimated fees;

- Reviewing and recommending approval to the full Board of securities disclosures and earnings press releases;

- Evaluating and making recommendations to the Board concerning the financial structure and financing strategy of the Company;

- Managing significant risks and exposures (including cybersecurity risks relating to financial reporting) and policies with respect to risk assessment and risk management relating to financial reporting;

- Reviewing operational and accounting internal controls, including any special procedures adopted in response to the discovery of material control deficiencies;

- Reviewing the action taken by management on the internal auditors' and independent auditors' recommendations;

- Reviewing and approving the appointment, reassignment, and replacement of the senior internal audit executive;

- Reviewing the qualifications, performance, and independence of the independent auditors;

- Reviewing the Company's Code of Business Conduct and Ethics;

- Reviewing and approving the existence and terms of any transactions between the Company and any related party; and

- Performing such additional activities, and considering such other matters, within the scope of its responsibilities, as the Audit Committee or the Board deems necessary or appropriate.

The Compensation Committee is currently composed of five members, Ms. Hickton (who chairs the Committee), and Messrs. Campion (who will leave the Committee on February 21, 2024), Getz, Shelton, and Spencer, all of whom are independent under the listing rules and interpretations of Nasdaq. Under the Compensation Committee Charter, adopted by the Board of Directors and available in the investor relations section of our website at *https://www.haynesintl.com/investor-relations/our-company/board-committee-charters,* the Compensation Committee is primarily responsible for, among other matters:

- Appointment, retention, termination, and oversight, including the approval of compensation, of the Committee's independent compensation consultant;

- Establishing the Company's philosophy and policies regarding executive and director compensation, and overseeing the development and implementation of executive and director compensation programs;

- Recommending to the Board the CEO's compensation level and performance goals as well as recommending awards for the CEO under incentive compensation plans based on the performance evaluation conducted by the Board;

- Reviewing and approving the individual elements of total compensation for the executive management of the Company;

- Reviewing and approving revisions to the Company's executive officer salary range structure and annual salary increase guidelines;

- Assuring that the Company's executive incentive compensation program is administered in a manner consistent with the Committee's compensation philosophy and policies as to participation, target annual incentive awards, corporate financial goals and actual awards paid to executive officers;

- Reviewing the Company's employee benefit programs and approving changes, subject, where appropriate, to stockholder or Board approval;

- Overseeing regulatory compliance with respect to compensation matters;

- Reviewing performance of executive officers other than the CEO and overseeing succession planning;

- Overseeing and making recommendations to the Board with respect to the Company's incentive compensation plans and equity-based plans;

- Preparing and issuing compensation evaluations and reports; and

- Performing other duties or responsibilities expressly delegated by the Board from time to time relating to the Company's executive compensation programs.

The Corporate Governance and Nominating Committee (the "Governance Committee") is currently composed of four members, Messrs. Spencer (who chairs the Committee) and Getz and Mses. Hickton and Masse, all of whom are independent under the listing rules and interpretations of Nasdaq. Under the Governance Committee Charter, adopted by the Board and available in the investor relations section of our website at *https://www.haynesintl.com/investor-relations/our-company/board-committee-charters*, the Governance Committee is responsible for overseeing the performance and composition of the Board to ensure effective governance. The Governance Committee identifies and recommends the nomination of qualified directors to the Board as well as develops and recommends governance principles for the Company. The Governance Committee is primarily responsible for, among other things:

- Overseeing the search for qualified individuals to serve on the Board;

- Recommending to the Board those director nominees who, in the Committee's opinion, the full Board should recommend for stockholder approval at the Annual Meeting or for election at such other times when vacancies exist, or qualified candidates are identified and available;

- Assisting the Board in annually evaluating the continued suitability and effectiveness of incumbent director candidates, both individually and as a group;

- Overseeing the administration of the Board, including reviewing and recommending the appointment of directors to committees of the Board and monitoring and reviewing the functions of the committees;

- Developing, approving, and reviewing the Company's Corporate Governance Guidelines;

- Recommending the organization and structure of the Board;

- Overseeing and reviewing annually the structure and effectiveness of the Board's committee system; and

- Performing any other duties assigned to it by the Board.

Meetings of the Board of Directors and Committees

The Board held twelve meetings during the fiscal year ended September 30, 2023. During fiscal 2023 no member of the Board attended fewer than 75% of the aggregate of the meetings of the Board and meetings of any committee of the Board of which he or she was a member that were held when he or she was a director or committee member. Meetings include those held in person, by telephone or by any available electronic means. Scheduled meetings are supplemented by frequent informal exchanges of information, and, on occasion, actions taken by unanimous written consent without meetings. All of the members of the Board are expected to attend Haynes' Annual Meetings of Stockholders. All of the members of the Board then in office attended Haynes' 2023 Annual Meeting of Stockholders virtually. The following chart shows the number of meetings in fiscal 2023 of each of the standing committees of the Board at which a quorum was present:

Committee	Meetings in Fiscal 2023
Audit Committee	7
Compensation Committee	8
Corporate Governance and Nominating Committee.	4

Meetings of Non-Management Directors

Consistent with Nasdaq governance requirements, the non-management members of the Board of Directors meet in an executive session at least twice per year, and usually in connection with every regularly- scheduled in-person, telephonic or electronic board meeting, to: (a) review the performance of the management team; (b) discuss their views on management's strategic planning and its implementation; and (c) address any other matters affecting the Company that may concern individual directors. The executive sessions are designed to ensure that the Board of Directors is not only structurally independent, but also is given ample opportunity to exercise independent thought and action. In fiscal 2023, the non-management directors met in executive session seven times. When meeting in executive session, the presiding person was the Chairman of the Board.

Independence of the Board of Directors and Committee Members

Except for Mr. Shor, all of the members of the Board of Directors, including each member of the Audit Committee, the Compensation Committee and the Governance Committee, meet the criteria for independence set forth in the rules and regulations of the SEC, including Rules 10A-3(b)(1) and 10C-1(b)(1) of the Exchange Act and the listing rules and interpretations of Nasdaq.

The roles of Chairman and Chief Executive Officer are split into two positions. The Board of Directors believes that separating these roles aligns the Company with best practices for corporate governance of public companies and accountability to stockholders. The Board also believes that the separation of roles provides a leadership model that clearly distinguishes the roles of the Board and management. The separation of the Chairman and Chief Executive Officer positions allows the Company's Chief Executive Officer to direct his or her energy toward operational and strategic issues while the non-executive Chairman focuses on governance and providing counsel and advice to the Chief Executive Officer. The Company believes that separating the Chairman and Chief Executive Officer positions enhances the independence of the Board, provides independent business counsel for the Company's Chief Executive Officer and facilitates improved communications between Company management and Board members.

Family Relationships

There are no family relationships among the directors and executive officers of the Company.

Conflict of Interest and Related Person Transactions

As set forth in the Audit Committee Charter, it is the Company's policy to require that all conflict of interest transactions between the Company and any of its directors, officers or 5% or greater beneficial owners (each, an "insider") and all transactions where any insider has a direct or indirect financial interest, including related person transactions required to be reported under Item 404(a) of Regulation S-K, must be reviewed and approved or ratified by the Audit Committee of the Board of Directors. Management discloses the existence of any such transaction to the Audit Committee. In addition, the material terms of any such transaction, including the nature and extent of the insider's interest therein, must be disclosed to the Audit Committee. The Audit Committee will then review the terms of the proposed transaction to determine whether the terms of the proposed transaction are fair to the Company and are no less favorable to the Company than those that would be available from an independent third party. Following the Audit Committee's review and discussion, the proposed transaction will be approved or ratified only if it receives the affirmative votes of a majority of the members of the Audit Committee who have no direct or indirect financial interest in the proposed transaction, even though the disinterested directors may represent less than a quorum. Interested directors may be counted in determining the presence of a quorum at a meeting of the Audit Committee which authorizes the contract or transaction. Haynes did not enter into any transactions in fiscal 2023 with any insider and none are currently proposed.

Governance Committee and Director Nominations

Nominees for the Board of Directors are currently recommended for nomination to the Board of Directors by the Governance Committee. The Governance Committee bases its recommendation for nomination on criteria that it believes will provide a broad perspective and depth of experience in the Board of Directors. In general, when considering independent directors, the Governance Committee will consider the candidate's experience in areas central to the Company, such as operational experience in a manufacturing environment, aerospace or specialty metals industry experience, general business management experience, finance and legal acumen and experience and demonstrated leadership capabilities as well as considering the candidate's personal qualities and accomplishments and their ability to devote sufficient time and effort to their duties as directors. Important areas of experience and expertise include manufacturing, international operations, finance and the capital markets, accounting, ESG, human capital management, and experience as a director or executive of other companies, or similar experience in a governmental or non-profit setting.

The Governance Committee has adopted Corporate Governance Guidelines which establish, among other matters, a mandatory retirement age for Board members of 72, subject to exceptions that may be granted by the Board. Mr. Campion is retiring from the Board at the expiration of his current term pursuant to this retirement age policy. In keeping with its commitment to enhancing diversity of viewpoints and background on the Board, the two most recent directors appointed to the Board, each of whom brings substantial experience in the form of executive leadership in manufacturing and the financial industry, respectively, further the Board's goals of enhancing diversity of viewpoints and experience. The Company benefits from their valuable perspectives on the competitive landscape confronting the Company, as well as their general leadership skills.

As set forth in the Governance Committee Charter, the Governance Committee will consider candidates recommended by stockholders, provided the names of such persons, accompanied by relevant biographical information, are properly submitted in writing to the Corporate Secretary of the Company in accordance with the procedure described below for stockholder nominations. Candidates recommended by stockholders are evaluated in the same manner using the same criteria as candidates recommended by the Board or Governance Committee or individual directors or officers.

In all cases, the Governance Committee encourages the proposal of diverse candidates.

Stockholders may nominate directors by providing timely notice thereof in proper written form to the Corporate Secretary of Haynes. To be timely, a stockholder's notice to the Corporate Secretary must be delivered to or mailed and received at Haynes' principal executive offices (a) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting is mailed or public disclosure of the date of the annual meeting is made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting is mailed or public disclosure of the date of the special meeting is made, whichever first occurs.

To be in proper written form, a stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "Code") that applies to its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as to its directors and other officers and employees. This Code is posted on the Company's website at *https://haynesintl.com/investor-relations/our-company/code-of-business-conduct-and-ethics*. The Audit Committee of the Board annually reviews the Code of Business Conduct and Ethics and is informed of any whistleblower complaints provided thereunder. In addition, the Chief Executive Officer discusses the importance of ethical conduct and compliance with the Code in each quarterly employee meeting or update.

Board of Directors' Role in Risk Oversight

As a part of its oversight function, the Board monitors how management operates the Company. The full Board is engaged in our Enterprise Risk Management program, including through regular reporting and discussion, and by working with management to identify and prioritize enterprise risks—the specific financial, operational, business, reputational and strategic risks that the Company faces, whether internal or external. These functions are distributed among the full Board, the committees of the Board and management, as appropriate. Certain strategic and business risks, such as those relating to our products, markets, and capital investments (including environmental and social risks), are overseen by the entire Board. The Audit Committee oversees management of market and operational risks that could have a financial impact, such as those relating to internal controls or liquidity. The Governance Committee manages the risks associated with governance issues, such as the independence of the Board, and the Compensation Committee manages risks relating to our compensation plans and policies, including analysis of appropriate incentives and measures.

In addition to the formal compliance program, the Board encourages management to promote a corporate culture that understands risk management and incorporates it into the overall corporate strategy and day-to-day business operations of the Company. Our risk management structure also includes a standing enterprise risk management committee comprised of members of the executive team and led by the CEO, collectively undertaking an ongoing effort to assess and analyze the most likely areas of current and future risk for the Company and to address them in its short-term and long-term planning processes. This committee, or individual members thereof, periodically reports to the Board, and individual members of the committee may also do so on an informal basis.

Communications with Board of Directors

Stockholders may communicate with the full Board of Directors by sending a letter to Haynes International, Inc. Board of Directors, c/o Corporate Secretary, 1020 West Park Avenue, P.O. Box 9013, Kokomo, Indiana 46904-9013. Our Corporate Secretary will review the correspondence and forward it to the chair of the appropriate committee or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to the Company or its business or is similarly inappropriate. In addition, interested parties may contact the non-management directors as a group by sending a written communication to the Corporate Secretary as directed above. Such communication should be clearly addressed to the non-management directors.

Director Compensation Program

Directors who are also Company employees do not receive compensation for their services as directors. The following is a description of the Company's compensation program for non-management directors in fiscal 2023. In consultation with its independent compensation consultant, Total Rewards Strategies, the Compensation Committee reviews the cash and equity compensation paid to non-management directors and recommends changes to the Board of Directors, as appropriate.

Equity Compensation

In consultation with its compensation consultant, for fiscal 2023, the Compensation Committee established a target equity restricted stock grant amount of $115,000 for each non-employee Director and $140,000 for the Chairman of the Board. In establishing the grants, the Compensation Committee considered information provided by Total Reward Strategies on methods of encouraging long-term stock ownership by directors, as well as information regarding how comparator group companies utilize restricted or deferred stock.

Non-employee members of the Board of Directors are granted shares of time-based restricted stock annually. The shares of restricted stock will vest in full on the earlier of (i) the first anniversary of the grant date, or (ii) the failure of the director to be re-elected at an annual meeting of the stockholders of the Company as a result of the director being excluded from the nominations for any reason other than "cause" as defined in the applicable incentive compensation plan.

Cash Compensation

In consultation with Total Reward Strategies, in September 2022, the Board reviewed the fiscal 2023 annual cash Director retainer and the Committee fees and Committee chair fees. The annual cash retainer each non-employee Director received for fiscal 2023 was increased from $65,000 to $75,000 and the additional cash retainer the Chairman of the Board received for fiscal 2023 was increased from $50,000 to $60,000. Committee fees for fiscal 2023 were $10,000 each for the Audit Committee members, $7,500 each for the Compensation Committee members and $5,000 each for the Governance Committee members. Committee chair fees were $20,000 for serving as chair of the Audit Committee, $15,000 for serving as chair of the Compensation Committee and $12,500 for serving as chair of the Governance Committee. In fiscal 2022, the Board of Directors formed a Strategic Committee for the purposes of reviewing and analyzing capital allocation, potential acquisitions, and enhancement of stockholder value. The Strategic Committee chair annual cash retainer for fiscal 2023 was $100,000 and the committee members' annual cash retainer for fiscal 2023 was $70,000.

Fiscal 2023 Director Compensation Table

The following table provides information regarding the compensation paid to the Company's non- employee members of the Board of Directors in fiscal 2023, giving effect to the adjustments discussed above.

Name	Fees Earned or Paid in Cash ($)	Restricted Stock Awards ($)[1]	Dividends on Stock Awards ($)	Total ($)
D. C. Campion, Director	$ 107,500	$ 114,993	$ 2,072	$ 224,565
R. H. Getz, Chairman of the Board	$ 237,500	$ 140,004 [2]	$ 2,522	$ 380,026
D. S. Hickton, Director	$ 177,500	$ 114,993	$ 2,072	$ 294,565
A. B. Masse, Director	$ 49,583	$ 71,484 [2]	$ 924	$ 121,991
B. R. Shelton, Director	$ 51,041	$ 71,484	$ 924	$ 123,449
L. O. Spencer, Director	$ 96,250	$ 114,993 [2]	$ 2,072	$ 213,315

[1] For Messrs. Campion, Getz, and Spencer and Ms. Hickton, represents restricted stock with a grant date fair value equal to $48.85 per share, which was the closing price of the Company's common stock on the trading day prior to the date of the grant of November 22, 2022, computed in accordance with Financial Accounting Standards Board ASC Topic 718, "Compensation – Stock Compensation" ("FASB ASC Topic 718"). For Ms. Masse and Mr. Shelton, represents a pro rata award of restricted stock received upon his or her appointment to the Board, with a grant date fair value equal to $51.06 per share, which was the closing price of the Company's common stock on the trading day prior to the date of the grant of March 13, 2023 computed in accordance with FASB ASC Topic 718. The shares of restricted stock are subject to vesting as described more fully above under "Equity Compensation."

[2] Pursuant to the deferred compensation plan described below, Mr. Getz deferred 50% of this grant, and Mr. Spencer and Ms. Masses each deferred 100% of this grant.

Director Deferred Compensation Plan

The Company has a deferred compensation plan for directors and executives that permits directors to defer up to 100% of their cash retainers and up to 100% of their annual equity grant. Several non-employee directors elected to defer the receipt of shares upon vesting to a later date. Any deferral election also results in deferral of the receipt of dividends on the relevant restricted stock throughout the deferral period.

Director Stock Retention Guidelines

The Board approved stock ownership guidelines for non-employee members of the Board effective January 1, 2014. The guidelines provide that non-employee directors must own common stock equal to 400% of their annual cash retainer within five (5) years of their date of election to the Board. For purposes of this calculation, shares owned by an individual include shares or other equity interests owned directly or indirectly, including those subject to risk of forfeiture (but not forfeited) under our 2016 Incentive Compensation Plan or the 2020 Incentive Compensation Plan, as applicable, and shares subject to a deferral election. The guidelines also provide that directors must retain a certain amount of stock (based upon the value of shares owned) after meeting the ownership goal. As of January 2, 2024 all of the non-employee directors met the guidelines or were in the five (5) year accumulation period.

The share ownership amount for each non-employee director as of January 2, 2024 is summarized below and is based on the closing price of the Company's stock as of January 2, 2024.

Name	Number of Non-Vested Shares	All Other Shares	Total Share Ownership	Ownership Value as of 1/2/2024
D. C. Campion	2,475	26,019	28,494	$ 1,632,991
R. H. Getz	3,100	35,908	39,008	$ 2,235,548
D. S. Hickton	2,475	19,744	22,219	$ 1,273,371
A. B. Masse	3,875	—	3,875	$ 222,076
B. R. Shelton	3,875	—	3,875	$ 222,076
L. O. Spencer	2,475	11,958	14,433	$ 827,155

<u>Expenses</u>

The Company reimburses directors for their reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee thereof and other expenses incurred by directors in connection with their service to the Company.

<u>Indemnification Agreements</u>

Pursuant to individual written agreements, the Company indemnifies all of its directors against loss or expense arising from such individuals' service to the Company and its subsidiaries and affiliates and advances attorneys' fees and other costs of defense to such individuals in respect of claims that may be eligible for indemnification under certain circumstances.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee as of September 30, 2023, were Ms. Hickton and Messrs. Campion, Getz, Shelton, and Spencer. None of the members of the Compensation Committee are now serving or previously have served as employees or officers of the Company or any subsidiary, or had any relationship requiring disclosure pursuant to the SEC rules relating to disclosure of related person transactions, and none of the Company's executive officers serve as directors of, or in any compensation related capacity for, companies with which members of the Compensation Committee are affiliated.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

Over the past year, we have continued our focus on environmental, social and governance matters ("ESG"). Our initiatives include Haynes alloy and applications development to support customer and end market carbon reduction programs, social programs to support our employees and communities, continued ESG public disclosures and a dedicated ESG & Sustainability Program Manager. We also audit select suppliers to ensure that our supply chain partners have likeminded ESG strategies, and have new and planned carbon footprint reduction investments, including our now fully operational 1MW Solar Array at our Mountain Home, North Carolina manufacturing facility.

In addition to the information set forth below, further information regarding our environmental, social and governance activities can be found under the Sustainability tab on our website at *https://haynesintl.com/company-information/sustainability*.

Governance and Social Matters

We are committed to a culture of openness, trust, and integrity in all aspects of our business. It is critical that all of our employees, vendors and customers understand and accept that, in everything we do, we will conduct ourselves from the perspective of "doing the right thing for the right reason" at all times.

We have a number of policies in place governing social and ethical issues, including, without limitation:

- Code of Business Conduct and Ethics

- Anti-Harassment Policy

- Human Rights Policy

- Clawback Policy

- Insider Trading Policy

- Human Trafficking Policy

- Anti-Corruption Policy

- Conflict Minerals Policy

- Gift Policy

In addition, all vendors of the Company must adhere to our Supplier Code of Conduct, which requires compliance with laws regarding anti-trust, human rights, health and safety, and conflict minerals, as well as laws prohibiting corruption, bribery, conflicts of interest, and child labor.

All Company employees must certify compliance with the Code of Business Conduct and Ethics annually, and regular training is provided to employees regarding these and other policies. In addition, the Company maintains a whistleblower hotline with access available on an anonymous basis online or by telephone.

Environmental Matters

During fiscal 2022 and 2023, the Company completed installations of solar arrays at two of its manufacturing facilities. The first installation, located at its wire facility in Mountain Home, North Carolina, is a 1MW solar fixed ground mount array, which continues to produce approximately 50% of the facility's baseline electrical demand. The second installation, located at its tubular facility in Arcadia, Louisiana, is a 300KW rooftop solar array, which allows the Company to reduce annual carbon dioxide emissions by approximately 800,000 pounds at that location.

The Company is conscious of its environmental impact and is actively working to lighten its carbon footprint, including projects to measure greenhouse gas emissions and develop goals of reduction. The ever-increasing demand for clean energy generation has led to the development of several emerging technologies that require high-temperature alloys for demanding operating conditions.

Since the invention of HASTELLOY® X alloy in 1954, the Company's alloys have made it possible for aerospace engines to run at high temperatures for long periods of time. This has been further enhanced with alloys used in new generation engines such as HAYNES 282®. Engines being placed in service today reportedly consume 15% less fuel, produce 50% less pollutants and reduce the noise footprint near airports compared to the previous generation of airplane engines. The environmentally related improvements stem in part from the increased use of alloys, such as HASTELLOY® X, HAYNES® 188, 230®, 282®, 242®, 244® and other Haynes-invented alloys.

In addition to the Company's alloys for energy production and powering modern aircraft in a more environmentally friendly manner, the Company's alloys are used in chemical plants that produce ecologically safe agrichemicals which help to feed the world's growing population. Company-invented HASTELLOY® G-35®, HYBRID-BC1® and C-276 alloys are commonly used in these applications. In addition, HASTELLOY® C-22®, C-2000® and B-3® alloys are used by the pharmaceutical companies for production of chemicals.

Renewable and more efficient power generation offers the promise of producing power from nature's resources, such as wind, sun, rivers, and oceans, as well as from other sources that can lower carbon footprint, with minimal depletion of the Earth's resources and damage to the environment. Many modern power generation technologies require the generation, conveyance, and, sometimes, storage of energy at high temperatures in extreme environments. These technologies, which are often enabled by some of the Company's proprietary and specialty alloys, can include concentrated solar energy, advanced nuclear energy, geothermal energy, fuel cells, waste-to-energy, and supercritical carbon dioxide energy systems. Some of our proprietary and specialty alloys such as HAYNES® 282®, HR-235®, 230® and HR-160® alloys are also used in fast-growing hydrogen economy, plastic recycling, and waste processing sectors.

Safety Matters

Safety is our top priority. Listed below are certain improvement efforts we have implemented in order to reduce occurrences of injuries, occupational diseases and the potential of work-related fatalities.

- Each year, employees receive emergency preparedness training, and we conduct severe weather and fire drills periodically.

- Employees attend refresher training annually. This training includes coverage of the following items: Lock Out Tag Out, Confined Spaces, First Aid and Bloodborne Pathogens, Fire Prevention and Emergency Action Plan, Hearing Conservation, Hand Safety, Personal Protective Equipment requirements, Working Around Mobile Equipment and Walking and Working Surfaces.

- All of our manufacturing sites have a volunteer Emergency Response Team (ERT). The ERT members are state-certified trained in first aid and HAZMAT response.

- Company supervisors receive OSHA-10 Hour and Incident Investigation training.

- We conduct routine departmental safety audits.

We extend our health and safety policies to suppliers, visitors, and contractors. When suppliers, visitors and contractors come on site, they receive safety training. The training includes a review of relevant policies, required personal protection equipment, emergency procedures and specific hazards that may be encountered.

Human Capital Resources

We value our workforce as one of our most important assets. Accordingly, we have adopted and maintain a number of programs and practices designed to attract and retain the best available personnel.

Succession and Recruitment

We have an organizational development and succession planning process in place for human capital strategic planning. The succession planning process evaluates performance, skillsets, and leadership capabilities of employees to backfill strategic roles. Such succession plans have been utilized throughout the Company to prepare employees for future roles and leadership opportunities.

We attempt to promote from within when opportunities occur, given employee growth and progression. In addition to our internal corporate recruiter, we may also use external recruiters due to the challenging and competitive hiring environment. In order to encourage development of a future workforce for the Company, we continue to sponsor projects at Purdue University, as well as providing internships in various departments and locations throughout the Company.

Retirement and Exit Programs

We also utilize exit interviews and on-boarding interviews to provide feedback regarding turnover and employee desires for growth and development. These interviews are also utilized to identify drivers of voluntary turnover and departures from the Company. Employee turnover rate and reasons, including voluntary and involuntary departures, are monitored annually. The global turnover rate in fiscal 2022 was 13.0%, compared to 13.3% in fiscal 2023. Both voluntary and involuntary terminations, including retirements, are used to calculate the turnover rate.

Compensation Equity

We conduct inflation-adjusted compensation analysis to promote competitive compensation. This analysis takes into account ranges for the geographical area, education level and job title under consideration. The Human Resources Department develops offers for new salaried employees and also administers promotions to maintain the internal integrity of the compensation levels for comparable positions. We work with managers to ensure that high potential employees and those individuals with unique talents are appropriately developed and compensated. For example, the Board authorized a pool of restricted stock that can be used to compensate high potential employees and for retention purposes. The Compensation Committee, with the approval of the full Board in the case of incentive compensation, determines annual salaries and other elements of compensation of the Company's executive management team, taking into account similarly situated executives employed by a peer group of companies while also considering input of the Compensation Committee's independent compensation consultant.

Diversity and Inclusion

We consider diversity as a criterion evaluated as a part of the attributes and qualifications a candidate possesses. We construe the notion of diversity broadly, considering differences in viewpoint, professional experience, education, skills, and other individual qualities, in addition to race, gender, age, ethnicity and cultural backgrounds as elements that contribute to a diverse Company.

Management also considers similar broad concepts of diversity in its selection of vendors, contractors, and other service providers. We follow applicable federal rules and regulations relating to diversity and other matters, including reporting requirements.

Company Culture

At Haynes we strive for a culture that puts people first. This encompasses our culture of safety and ethics. We have controls in place relating to compliance with our Code of Business Conduct and Ethics, including a requirement for annual employee certification of that code as well as an established whistleblower hotline and related procedures. In addition, human capital management, and more specifically employee hiring and retention, are included within our Enterprise Risk Management program, which is subject to Board oversight through regular reporting.

<u>Community Involvement</u>

We are actively involved in supporting our community through various programs. We continue to offer our scholarship program to support local students pursuing advanced education and we also offer opportunities to intern at our sites. In addition, we partner with United Way and other local non-profits to support the communities in which we operate.

We have utilized partnerships with universities to enrich recruiting efforts, particularly for technical roles such as research, alloy development and engineering. We have also utilized outreach and partnerships with local community resources at all major locations such as community and technical colleges, workforce development agencies, industry groups and other entities to strengthen our hiring process and expand the future workforce candidate pool.

<u>Employee Engagement and Wellness</u>

We have a long-standing tuition reimbursement program to assist employees with the continuation of their education. In addition, Company-sponsored employee assistance programs offer counseling for emotional, financial, and family issues. Continuing financial planning education is provided by our 401(k)-plan administrator to assist employees in financial and retirement planning. For many years, our investment in human capital has involved commitments to worker training, apprenticeship programs and funding college scholarships.

<u>Management and Board Oversight</u>

Management is engaged in our efforts regarding management of human capital resources at all levels through regular informational meetings, our Enterprise Risk Management program and organized succession planning. The Board oversees these activities through regular reports by senior management regarding new or altered programs and as part of the Enterprise Risk Management process. In addition, the Governance Committee is actively engaged in monitoring and encouraging diversity at the Board level while the Compensation Committee also focuses on achieving and maintaining internal and external pay equity for the executive team and the Board members while overseeing incentive compensation more broadly throughout the organization. In promoting pay equity, the Board and the Compensation Committee make use of peer comparisons and benchmarking measures.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the following Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

SUBMITTED BY THE COMPENSATION COMMITTEE

Dawne S. Hickton, Chair
Donald C. Campion
Robert H. Getz
Brian R. Shelton
Larry O. Spencer

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis describes the key principles and approaches used to determine the compensation in fiscal 2023 for Michael L. Shor, the Company's principal executive officer; Daniel W. Maudlin, the Company's principal financial officer; and David L. Strobel, Marlin C. Losch III, and Scott R. Pinkham, the Company's other three most highly compensated executive officers in fiscal 2023, as well as other senior executives. Detailed information regarding the compensation of these named executive officers, who are referred to as "Named Executive Officers" or "NEOs," appears in the tables following this Compensation Discussion and Analysis. This Compensation Discussion and Analysis should be read in conjunction with those tables.

This Compensation Discussion and Analysis consists of the following parts:

2023 Performance Highlights

Responsibility for Executive Compensation Decisions

Role of Executive Officers in Compensation Decisions

Executive Compensation Philosophy and Objectives

2023 Compensation Plan Highlights

Committee Procedures

Setting Named Executive Officer Compensation in Fiscal 2023

Other Compensation Policies, Plans and Practices

2023 Performance Highlights

In fiscal 2023, our financial results included the following:

- Net revenues were $590.0 million in fiscal 2023, up 20.3% from $490.5 million in fiscal 2022, and net income was $42.0 million, a decrease of $3.1 million compared to fiscal 2022 net income of $45.1 million. The Company's profits were hindered by headwinds caused by declining market prices of raw materials along with a cybersecurity attack which adversely impacted the volume of material that was sold.

- Backlog increased to a Company record $460.4 million as of September 30, 2023, up 23.2% from $373.7 million at September 30, 2022, driven primarily by the aerospace and industrial gas turbine markets.

- Net cash used in operating activities of $16.7 million in fiscal 2023 was down compared to net cash used in operating activities of $79.5 million in fiscal 2022. Investments in inventory of $50.4 million along with higher accounts receivable of $8.2 million drove the use of cash during fiscal 2023, partially offset by net income of $42.0 million.

- The balance under our revolving credit facility increased to $114.8 million at September 30, 2023, primarily due to continued investment in inventory driven by our strong backlog growth. During fiscal 2023, we increased the size of our revolving credit facility to $200 million and renewed our commitment for five years, providing better alignment with our borrowing base and to ensure a strong liquidity position moving forward.

Responsibility for Executive Compensation Decisions

The Compensation Committee of the Board, whose membership is limited to independent directors, acts pursuant to a Board-approved charter. The Compensation Committee is responsible for approving the compensation programs for all executive officers, including the Named Executive Officers (other than the Chief Executive Officer), and making decisions regarding specific compensation to be paid or awarded to them. The Compensation Committee also recommends compensation for the Chief Executive Officer to the full Board (excluding the Chief Executive Officer) for its approval. The Compensation Committee has responsibility for establishing and monitoring adherence to the Company's compensation philosophies and objectives. The Compensation Committee aims to ensure that the total compensation paid to the Company's executives is fair, reasonable, and competitive. Although the Compensation Committee approves all elements of an executive officer's compensation, it approves equity grants and certain other incentive compensation for the Chief Executive Officer, subject to approval by the full Board (excluding the Chief Executive Officer).

Role of Executive Officers in Compensation Decisions

No Named Executive Officer participates directly in the determination of his or her compensation. For Named Executive Officers other than himself, the Company's Chief Executive Officer provides the Compensation Committee with performance evaluations and presents individual compensation recommendations to the Compensation Committee, as well as compensation program design recommendations. The Chief Executive Officer's performance is evaluated by the Board of Directors. Mr. Shor's salary was initially established by the Executive Employment Agreement between Mr. Shor and the Company entered into on September 1, 2018 and is adjusted on an annual basis by the Board (excluding the Chief Executive Officer) upon recommendation of the Compensation Committee. The Chief Executive Officer and the Chief Financial Officer work closely with the Compensation Committee on the development of the financial targets and overall compensation awardable to the Named Executive Officers under our Management Incentive Plan ("MIP") as those amounts are determined by reference to our annual operating budget. The Compensation Committee retains the full authority to modify, accept or reject all compensation recommendations provided by management.

Executive Compensation Philosophy and Objectives

The Company's compensation program is designed to attract, motivate, reward, and retain key executives who drive our success and enable us to consistently achieve corporate performance goals in the competitive high-performance alloy business and increase stockholder value. We seek to achieve these objectives through a compensation package that:

- Pays for performance: The MIP provides incentives to our executive officers based upon meeting or exceeding specified short-term financial goals, taking into consideration the ability of our executives to influence financial results. In addition, grants of restricted stock, performance shares and stock options provide an appropriate incentive to produce stockholder returns through long-term corporate performance, including through the attainment of performance targets applicable to performance share grants. Executive officers are further incentivized by compensation that recognizes and rewards management for its efforts and perseverance during extraordinary business or other conditions.

- Supports our business strategy: The annual bonus provided by the MIP focuses our executive officers on short-term goals, while our equity compensation plans aim to engage management in our long-term performance. The Compensation Committee believes both of those elements serve to align management interests with creating stockholder value.

- Pays competitively: Compensation levels are set so that they are in line with those of individuals holding comparable positions at other multinational corporations of similar size, value and complexity represented by our Comparator Group, as described below.

- Values stockholder input: In setting compensation levels, we take into account the outcome of stockholder advisory votes regarding executive compensation.

In addition to aligning management's interests with the interests of the stockholders, a key objective of our compensation plans and programs is mitigating the risk in the compensation package by ensuring that a significant portion of compensation is based on the long-term performance of the Company. This reduces the risk that executives will place too much focus on short-term achievements to the detriment of the long-term sustainability of the Company. The Compensation Committee also values and seeks diversity in the executive team, including the Named Executive Officers. As part of its oversight responsibilities, the Compensation Committee, along with a cross-functional team with representatives from Human Resources, Legal and Finance, annually evaluates the risks arising from our compensation policies and practices, with the assistance of its independent compensation consultant. The Compensation Committee considered, among other factors, the design of the incentive compensation programs, which are closely linked to corporate performance, the mix of short-term and long-term compensation, the maximum payout levels for short- term and long-term incentives, the distribution of compensation between equity and cash and other factors that mitigate risk. The Compensation Committee concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

At our 2023 Annual Meeting of Stockholders, our stockholders voted on a non-binding advisory proposal to approve the compensation of our Named Executive Officers (the "say-on-pay vote"). Approximately 98.0% of the shares voted on the proposal were voted in favor of the proposal. In light of this approval by a substantial majority of our stockholders, the Compensation Committee did not implement material changes to the executive compensation programs as a result of the stockholders' advisory vote.

When determining how often to hold say-on-pay votes, the Board took into account the strong preference for an annual vote expressed by our stockholders at our 2023 Annual Meeting of Stockholders. Accordingly, the Board determined that we will hold say-on-pay votes on an annual basis until the next say-on-pay frequency vote, which will be held at our 2029 Annual Meeting of Stockholders.

2023 Compensation Plan Highlights

The design of our executive compensation program for fiscal 2023 was generally consistent with the design of our fiscal 2021 and 2022 programs. The following table highlights the features of the program:

Pay-for-performance philosophy, including rewarding management for performance under extraordinary circumstances	Performance share awards to enhance the balance of the long-term incentive program, together with stock options and restricted stock	Change-in-control agreements with best practice features (double-trigger severance, less than three times base salary and target bonus, no tax gross-up, no enhanced retirement benefits)
Pay positioning philosophy relative to Comparator Group and mix of base salary and annual and long-term incentive compensation	Relative total shareholder return (TSR) as performance share metric to ensure alignment with stockholders	Share ownership and retention requirement for management and directors
Annual incentive compensation metrics	Clawback policy consistent with recently adopted SEC rules	Compensation risk assessment conducted annually

Committee Procedures

The Compensation Committee retains the services of Total Rewards Strategies, an independent compensation consulting firm, to analyze the compensation and financial data of a comparator group of companies. Total Rewards Strategies also provides the Compensation Committee with alternatives to consider when making compensation decisions and provides opinions on compensation recommendations the Compensation Committee receives from management. Total Rewards Strategies provided analyses and opinions regarding executive compensation trends and practices to the Compensation Committee during fiscal 2022 and fiscal 2023. Total Rewards Strategies did not provide any services to the Company other than compensation consulting to the Compensation Committee in each of those fiscal years. Total Rewards Strategies' work for the Company in fiscal 2023 did not raise any conflicts of interest.

Comparator Group

- The Compensation Committee uses a comparator group as a reference for our executive compensation program. Factors used to select the comparator group companies include industry segment, market capitalization, revenue, profitability, labor markets, business model, customer markets, institutional ownership, and number of employees.

- The Compensation Committee, with the advice of Total Reward Strategies, reviews and approves the composition of the comparator group annually. For fiscal 2023, the Committee approved a comparator group comprised of the following 22 companies, including industrial metals, mineral and manufacturing companies (the "Comparator Group"), which the Compensation Committee believes is representative of the labor market from which we recruit executive talent.

Ampco-Pittsburgh Corporation	L.B. Foster Company	Olympic Steel, Inc.
CECO Environmental Corp.	Lindsay Corporation	Skyline Champion Corporation
CIRCOR International, Inc.	LSB Industries, Inc.	Stoneridge, Inc.
Columbus McKinnon Corporation	Materion Corporation	Synalloy Corporation (now Ascent Industries Co.)
Core Molding Technologies, Inc.	Myers Industries, Inc.	TimkenSteel Corporation
CTS Corporation	NN, Inc.	Titan International, Inc.
Ducommun Incorporated	Northwest Pipe Company	Universal Stainless & Alloy Products, Inc.
Insteel Industries, Inc.		

Market Rates

Among other analyses, Total Rewards Strategies provides the Compensation Committee with data regarding the 50th percentile, or median, of the Comparator Group for base salary, cash bonus, long-term incentives and total overall compensation, or the Median Market Rate, for individuals holding comparable positions at the companies in the Comparator Group. The Compensation Committee uses the Median Market Rate as a primary reference point when determining compensation targets for each element of pay. When individual and targeted Company financial performance is achieved, the objective of our executive compensation program is to provide overall compensation near the Median Market Rate of pay practices in the Comparator Group of companies. Actual target pay for an individual may be more or less than the Median Market Rate based on the Compensation Committee's evaluation of the individual's performance, experience, and potential.

Consistent with the Compensation Committee's philosophy of pay for performance, incentive payments can exceed target levels only if overall Company financial targets are exceeded and will fall below target levels if overall financial goals are not achieved.

Setting Named Executive Officer Compensation in Fiscal 2023

The Named Executive Officers for fiscal 2023 are Michael L. Shor, Daniel W. Maudlin, David L. Strobel, Marlin C. Losch III, and Scott R. Pinkham.

Michael L. Shor was appointed President and Chief Executive Officer of the Company on September 1, 2018, after serving as interim President and Chief Executive Officer since May 29, 2018. The disclosures regarding Mr. Shor's fiscal 2023 compensation within this section should be read with that background and in conjunction with the disclosures provided under the "CEO Compensation" section and the footnotes to the Summary Compensation Table following this Compensation Discussion and Analysis.

Components of Compensation

The chief components of each Named Executive Officer's compensation in fiscal 2023 were:

- base salary;

- a performance-based annual incentive award under the MIP;

- long-term compensation awards that included a combination of stock options, time-based restricted stock, and performance share awards ("PSAs"); and

- employee benefits, such as life, health and disability insurance benefits, and a qualified savings (401(k)) plan.

Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive, appropriately performance-based and valued by our executives. The Compensation Committee reviews information provided by Total Rewards Strategies and our historical pay practices to determine the appropriate level and mix of compensation. This may include consideration of compensating executives, whether in cash or any form of equity, for the additional time, effort and flexibility required to continue to operate the business under extraordinary circumstances. In allocating compensation among elements, the Compensation Committee believes that the compensation of our most senior executives, including the Named Executive Officers, who have the greatest ability to influence Company performance, should be predominately performance-based. As a result of this strategy, 64.0% of the Named Executive Officers' total target compensation, including the Chief Executive Officer's compensation, was allocated to performance-based pay in fiscal 2023.

Fiscal 2023 Target Compensation



The target total compensation for fiscal 2023 is shown for each Named Executive Officer in the following table.

Named Executive Officer		Target Total Compensation
Michael L. Shor.	$	2,449,989
Daniel W. Maudlin	$	909,957
David L. Strobel	$	763,740
Marlin C. Losch III	$	768,484
Scott R. Pinkham.	$	697,527

Base Salary

We provide executives with a base salary that is intended to attract and retain the quality of executives needed to lead our complex businesses. Base salaries for executives are generally targeted at the Median Market Rate of the Comparator Group, although individual performance, experience, internal equity, compensation history and contributions of the executive are also considered. The Compensation Committee reviews base salaries for our Named Executive Officers annually and may make adjustments based on individual performance, experience, market competitiveness, internal equity and the scope of responsibilities.

In November 2022, the Compensation Committee approved increases to the base salaries of each of the Named Executive Officers for fiscal year 2023, ranging from 4.5% to 6.1%. The Committee believes that these salary increases reflect changes in market rates and the contributions made by the Named Executive Officers to our successful business growth while maintaining a focus within the Named Executive Officers' functional areas.

Named Executive Officer		FY 2022 Salary		FY 2023 Salary	% Change
Michael L. Shor.	$	670,000	$	700,000	4.5 %
Daniel W. Maudlin	$	330,000	$	350,000	6.1 %
David L. Strobel	$	310,000	$	325,000	4.8 %
Marlin C. Losch III	$	310,000	$	327,000	5.5 %
Scott R. Pinkham.	$	295,000	$	310,000	5.1 %

Management Incentive Plan—Annual Cash Incentive

The purpose of the MIP is to provide an annual cash bonus based on the achievement of specific operational and financial performance targets, tying compensation to the creation of value for stockholders. Target cash bonus awards are determined for each executive position by competitive analysis of the Comparator Group. In general, the median annual cash bonus opportunity of the Comparator Group is used to establish target bonus opportunities, but consideration is given to the individual executive's responsibilities and contributions to business results and internal equity. The MIP allows the Board discretion to administer the plan, including not paying out any compensation thereunder, accounting for unforeseen one-time transactions or adjusting the performance measures based on external economic factors. Based on the Company's actual performance in fiscal 2023, MIP payments were paid in excess of the threshold, but less than target. MIP payments are made on a sliding scale in accordance with established performance targets and are earned as of the end of the applicable fiscal year. MIP payments are sometimes referred to herein as a "bonus."

For fiscal 2023, the target performance level was established by reference to our consolidated annual operating budget. The annual operating budget is developed by management and presented by the CEO and the CFO to the Board for its review and approval. The bonus target was intended to represent corporate performance which the Board believed was more likely than not to be achieved based upon management's presentation of the annual operating budget. For fiscal 2023, the Compensation Committee and the Board, after taking into consideration the Company's financial and strategic goals for fiscal 2023, changed the performance metric under the MIP from operating income as the sole financial metric to a dual metric of net income and Total Case Incident Rate (TCIR) as reported to OSHA as the performance goals for MIP payouts. TCIR is a rate of reportable safety incidents per 200,000 hours worked, and for purposes of the MIP is based on actual TCIR from January 1, 2023 through September 30, 2023.

The table below lists the 2023 MIP incentive awards that could have been earned at the threshold, target, and maximum levels by each Named Executive Officer as a percentage of his base salary:

Named Executive Officer	MIP Incentive as % of Base Salary		
	Threshold	Target	Maximum
Michael L. Shor	40.0 %	80.0 %	120.0 %
Daniel W. Maudlin	32.5 %	65.0 %	97.5 %
David L. Strobel	30.0 %	60.0 %	90.0 %
Marlin C. Losch III	30.0 %	60.0 %	90.0 %
Scott R. Pinkham	25.0 %	50.0 %	75.0 %

The following table sets forth the targets for net income and TCIR, as well as actual fiscal 2023 net income, as adjusted for select circumstances as approved by the Board:

($in thousands)	Net Income
Threshold	$ 48,385
Target	$ 60,481
Maximum	$ 72,577
Fiscal 2023 Net Income, as adjusted[1]	$ 56,827

($in thousands)	TCIR
Threshold	2.5
Target	2.2
Maximum	1.9
Calendar 2023 Actual TCIR (through September 30, 2023)	2.5

(1) At the discretion of the compensation committee, net income, for the purposes of calculating MIP achievement, was adjusted for the impact on net income caused by raw material price changes during fiscal 2023 and the cybersecurity incident that occurred during the third quarter of fiscal 2023.

For the amounts actual earned by our Named Executive Officers for fiscal 2023 under the MIP, see the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table below.

In addition to the amount earned under the MIP, the Compensation Committee also awarded Mr. Strobel a cash retention bonus of $100,000.

Long-Term Incentives

Our stockholders approved our 2016 Incentive Compensation Plan on March 1, 2016 (the "2016 Plan"), and our 2020 Incentive Compensation Plan (the "2020 Plan") on February 25, 2020. The 2020 Incentive Compensation Plan was amended by our stockholders on February 23, 2021, and was amended by our Board of Directors on November 15, 2023. Upon the approval of the 2020 Plan by our stockholders in February 2020, no new awards were permitted to be made under the 2016 Plan. The plans provide the Company with a means to grant compensation awards designed to attract and retain key management, including the Named Executive Officers. The Compensation Committee administers the plans and believes awards available under the plans provide an appropriate incentive to produce superior returns to stockholders over the long term by offering participants an opportunity to benefit from stock appreciation through stock ownership.

Competitive benchmarking to the Comparator Group, the executive's responsibilities and the individual's contributions to our business results determine the level of long-term compensation for each Named Executive Officer and other executive officers. In general, the median value of long-term compensation in the Comparator Group is used to determine the approximate value of long-term incentives. Fair value methodologies, which are consistent with our expensing of equity awards under FASB ASC Topic 718, were used in fiscal 2023 to determine the value of stock options.

We currently do not have any formal plan requiring us to grant equity compensation on specified dates. With respect to newly hired or promoted executives, our practice is typically to consider stock equity grants at the first meeting of the Compensation Committee and Board of Directors following such an executive's hire date. The recommendations of the Compensation Committee are subsequently submitted to the Board of Directors for approval. Our policy is to issue equity grants at a time when we are in an "open window" for trading purposes, which customarily begins two days after the filing of our required quarterly and annual reports with the SEC, and that the grant value of all equity awards is equal to the fair market value on the date of grant, which is determined using the closing price on the trading day prior to the grant date. The Compensation Committee considers whether or not to grant additional equity awards to the management team on an annual basis. This may include compensating executives for the additional time, effort and flexibility required to continue to operate the business under any extraordinary circumstances. In addition, a pool of shares (initially in the amount of 5,000 shares but decreasing over time as grants are made) is available for management to provide "spot grants" to employees based upon performance. No such additional equity awards were granted to the Named Executive Officers in fiscal 2023.

The amount of equity compensation for the Named Executive Officers and other executive officers is determined by the Compensation Committee as part of the total mix of compensation, including base salary, long-term incentive compensation and short-term incentive compensation, provided that the Chief Executive Officer's compensation is subject to approval by the full Board. The Compensation Committee uses information provided by its compensation consultant regarding the composition and median value of equity compensation for equivalent executive officers in the Comparator Group as a reference point in its analysis of appropriate equity compensation for the CEO and the other Named Executive Officers. The Compensation Committee then applies its judgment and experience to balance the following factors in determining equity compensation for the CEO and the other Named Executive Officers:

- responsibilities and duties of the relevant officer;

- individual performance;

- Company performance;

- stockholder return;

- internal pay equity;

- individual potential; and

- retention risk.

Stock Options

The Company currently grants stock option awards under the 2020 Plan and previously granted options under the 2016 Plan and the Second Amended and Restated Stock Option Plan, adopted in 2007 (the "2007 Plan"). The CEO does not hold any options under the 2007 Plan.

All options granted to the Company's Named Executive Officers have an exercise price equal to the closing price of our common stock as reported by Nasdaq on the trading day prior to the grant date, vest in three equal annual installments on the first, second and third anniversaries of the grant date and expire on the tenth anniversary of the date of grant. Upon the termination of a Named Executive Officer's employment for any reason other than death or Cause, Disability or Retirement (each as defined in the applicable plan) any unvested options would terminate and vested options would be exercisable for six months (in the case of the CEO for options granted under the 2016 Plan and 2020 Plan or the other Named Executive Officers for options granted under the 2007 Plan) or 90 days (in the case of the other Named Executive Officers for options granted under the 2016 Plan and the 2020 Plan) following the date of termination of employment, but no later than the expiration date of such options, except that vested and unvested options granted under the 2007 Plan terminate upon the resignation of a Named Executive Officer (other than the CEO) without Good Reason (as defined in the 2007 Plan). In the event of termination of employment due to death, Disability or Retirement, all unvested options would vest and all options held by the Named Executive Officer would be exercisable for five years (in the case of options granted under the 2016 Plan and 2020 Plan) or six months (in the case of options granted under the 2007 Plan) following the date of termination of employment, but no later than the expiration date of such options, except that, in the case of Retirement, unvested options granted under the 2007 Plan would not vest and would terminate on the retirement date. In the case of termination for Cause, the options granted under all of the plans would be forfeited and no longer exercisable.

Restricted Stock and Performance Share Awards

Grants of restricted stock and PSAs vest in accordance with the terms and conditions established by the Compensation Committee. In fiscal 2023, the Compensation Committee set restrictions on the vesting of the PSA grants based on the achievement of specific performance goals, while vesting of the restricted stock grants is time-based.

Subject to certain exceptions, restricted stock and PSA grants are subject to forfeiture if employment or service terminates prior to the end of the vesting period and, in the case of PSAs, if performance goals are not met. We assess, on an ongoing basis, the probability of whether performance criteria will be achieved. The Company will recognize compensation expense over the performance period if it is deemed probable that the goal will be achieved. The fair value of the Company's restricted stock is determined based upon the closing price of our common stock on the trading day before the grant date. The plans provide for the adjustment of the number of shares covered by an outstanding grant and the maximum number of shares for which awards may be granted in the event of a stock split, extraordinary dividend or distribution or similar recapitalization event. Outstanding shares of restricted stock are entitled to receive dividends on shares of common stock after the grant date, but no other type of equity compensation award is entitled to receive dividends until after vesting or exercise, as applicable.

2021 Fiscal Year Performance Share Awards

On November 24, 2020, executives, including the Named Executive Officers, were granted awards of a target amount of PSAs. The actual number of shares that were ultimately earned, as well as the number of shares of common stock that would be distributed in settling those PSAs, was determined at the end of a three-year performance period starting on October 1, 2020 and ending on September 30, 2023, based on the relative total shareholder return (TSR) of the Company compared to the TSR Peer Group set forth below. The total number of PSAs earned, and shares of common stock distributed could range from 0% to 200% of the target amount of PSAs granted to each participant. Participants are required to be employees at the end of the performance period to receive a payout, except in the event of death, Disability, or a Change in Control (in addition to other limited circumstances). Participants received shares equal to 125.00% of the PSA target amount based upon our stock performance versus the stock of the companies in the TSR Peer Group.

The TSR Peer Group for the 2021 fiscal year PSA grant consisted of the following companies: ATI Inc. (formerly Allegheny Technologies Incorporated); Arconic Corporation; Carpenter Technology Corporation; Commercial Metals Company; Insteel Industries, Inc.; Kaiser Aluminum Corporation; Materion Corporation; Olympic Steel, Inc.; and Universal Stainless & Alloy Products, Inc.

2023 Fiscal Year Grants

The Committee believes that a combination of PSAs, time-based restricted stock and stock options aligns the executives' interests with those of our stockholders and provides an appropriate balance between long-term stock price appreciation and executive retention. In fiscal 2023, the regular annual allocation of equity grants to the Named Executive Officers consisted of PSAs at 37.5%, time-based restricted stock at 37.5% and stock options at 25%.

On November 22, 2022, executives, including the Named Executive Officers, were granted awards of time-based restricted stock. Participants must be employees at the end of the three-year vesting period to have continuing rights to the awarded stock, except in the event of death, Disability, or a Change in Control (in addition to other limited circumstances).

On November 22, 2022, executives, including the Named Executive Officers, were granted stock options that expire after ten years. In determining the number of shares underlying the options to be granted to the Named Executive Officers, the Compensation Committee established the value of such shares underlying the options at $20.52 for the November 2022 grant using a fair value methodology. The options vest one-third per year over three years from the date of grant.

On November 22, 2022, executives, including the Named Executive Officers, were also granted awards of a target number of PSAs. The actual number of shares that may ultimately be earned, as well as the number of shares of common stock that may be distributed in settling those PSAs, will be determined at the end of a three-year performance period starting October 1, 2022 and ending September 30, 2025, based on the relative TSR of the Company compared to the 2023 TSR Peer Group described below. The total number of PSAs earned, and shares of common stock distributed can range from 0% to 200% of the target amount of PSAs granted. Participants must be employees at the end of the performance period to receive a payout, except in the event of death, Disability, Retirement, or a Change in Control (in addition to other limited circumstances).

Relative TSR compares the results of investing in common stock of the Company versus the stock of other companies in the 2023 TSR Peer Group, considering both the appreciation and depreciation in share price as well as the value of dividends distributed during the three-year time period. Share price is calculated at the beginning and end of the period using the average closing price for the twenty (20) business days immediately prior to the start of the performance period (October 1) and immediately prior to the end of the performance period (September 30).

The relative TSR performance metric for the fiscal 2023 to 2025 performance period is determined as follows:

Haynes TSR Versus 2023 TSR Peer Group	Payout % of Target Award
50th %ile to 100th %ile	2.0x Haynes Percentile Ranking
30th %ile to 49th %ile	50% + (2.5x {Haynes Percentile Ranking—30%})
<30th percentile	0.0%

The 2023 TSR Peer Group is comprised of the following companies: ATI Inc. (formerly Allegheny Technologies Incorporated); Carpenter Technology Corporation; Commercial Metals Company; Howmet Aerospace Inc.; Insteel Industries, Inc.; Kaiser Aluminum Corporation; Materion Corporation; Olympic Steel, Inc.; and Universal Stainless & Alloy Products, Inc.

Other Compensation Policies, Plans and Practices

Clawback Policy

The Board of Directors adopted a revised clawback policy effective September 12, 2023 (the "Clawback Policy") that complies with the final SEC regulations mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Nasdaq Listing Rule 5608. The Clawback Policy provides for recoupment of incentive compensation in the event of an accounting restatement resulting from noncompliance with financial reporting requirements under federal securities laws. The policy applies to current and former executives and requires reimbursement or forfeiture of any excess incentive compensation received by an executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Anti-Pledging and Anti-Hedging Policies

Pledging is the practice in which a director or executive secures a loan by using equity compensation obtained from the Company as collateral to secure the loan ("Pledging"). Any director, executive officer or other employee of the Company is prohibited from Pledging. In addition, directors, executive officers, and key employees of the Company are prohibited from trading in any interest or position relating to the future price of the Company's securities, such as a put, call or short sale.

Stock Ownership and Retention Guidelines

The Board has approved stock ownership guidelines applicable to executive officers and members of the Board. The guidelines established the goal that, within five (5) years from the date of hiring, promotion or election, executive officers and directors must each own an amount of the Company's common stock determined based upon a multiple of base salary, in the case of executive officers, or annual cash retainer, in the case of Board members. The multiples are as follows: in the case of the Chief Executive Officer, 300% of base salary; in the case of all other Named Executive Officers, 200% of base salary; in the case of other executive officers, 100% of base salary; and in the case of non-employee members of the Board, 400% of the annual cash retainer. The calculation of shares owned by an individual includes shares or other equity interests owned directly or indirectly, including those subject to risk of forfeiture (but not forfeited) under the 2016 Plan or the 2020 Plan, as applicable, including PSAs at the target amount, whether or not then earned, shares subject to a deferral election and shares subject to exercisable stock options with exercise prices lower than the then current market value. The guidelines also require that executive officers and directors retain at all times the required amount of stock (based upon value of shares owned) after first meeting the ownership goal. As of September 30, 2023, given the five (5) year accumulation period permitted by the guidelines, all of the executive officers of the Company, including the Named Executive Officers, to whom the guidelines are applicable were in compliance with the guidelines.

Benefits

The Named Executive Officers are eligible for the same level and offering of benefits made available to other employees, including our 401(k) plan (which provides for a matching contribution to be made by the Company), health care plan, life insurance plan and other welfare benefit programs. We pay premiums for life insurance for each of the Named Executive Officers and other executive officers. Our benefits are designed to be competitive with other employers in the central/ northern Indiana region to enable us to compete for and retain employees.

In addition, we maintain the Haynes International, Inc. Pension Plan (the "Pension Plan"), a defined benefit pension plan for the benefit of certain eligible domestic employees, including three of the Named Executive Officers (Messrs. Maudlin, Losch, and Pinkham), who were hired prior to December 31, 2005. As of December 31, 2005, the Pension Plan was closed to new salaried employees and, as of December 31, 2007, the benefits of all salaried participants in the Pension Plan were frozen, and no further benefits will accumulate.

Non-Qualified Deferred Compensation Plan

The Compensation Committee approved the implementation of a non-qualified deferred compensation plan for independent directors and executive officers effective November 20, 2017. The plan provides the opportunity to defer current compensation and taxes until a future date, and to receive tax deferred investment returns on deferred amounts. The plan allows directors to defer up to 100% of their annual cash retainers and up to 100% of their annual equity grants. The plan allows eligible employees to defer up to 80% of their base salary, up to 100% of their payouts under the MIP and up to 100% of their long-term incentive awards.

CEO Compensation

We entered into an Employment Agreement with Mr. Shor on September 1, 2018, as amended, pursuant to which Mr. Shor agreed to serve as the President and Chief Executive Officer of the Company on a full-time basis for an initial term ending on September 30, 2020, provided that the initial employment term automatically extends for additional one-year periods commencing on October 1, 2020 and on each anniversary thereafter, unless the Board or Mr. Shor provides written notice to the other to the contrary at least 90 days prior to the end of the then current term.

Under the terms of Mr. Shor's Employment Agreement, Mr. Shor is (a) entitled to receive a base salary currently at a rate of $700,000 per year, subject to adjustment as approved by the Board, (b) eligible to receive an annual bonus ranging from 40% to 120% of Mr. Shor's base salary (with the target amount set at 80%), based upon the achievement by the Company of specific performance requirements measured over our fiscal year, as determined by the Compensation Committee, (c) eligible for grants of equity awards under our equity incentive plans in the sole and absolute discretion of the Board, established as 160% of salary by the Board for fiscal 2023, and (d) entitled to reimbursement for certain travel expenses. Mr. Shor is also entitled to participate in our benefit plans and programs provided to Company executives generally, subject to eligibility requirements and other terms and conditions of those plans. In addition, we must use reasonable efforts to secure term life insurance coverage for Mr. Shor in an amount not less than four times his annual salary, subject to certain stipulations. All of the incentive compensation payable pursuant to the Employment Agreement is subject to recoupment under the terms of our Clawback Policy.

Tax Implications of the Compensation Committee's Compensation Decisions

Section 162(m) of the Internal Revenue Code generally limits tax deductibility of compensation paid by a public company to its chief executive officer and certain other executive officers in any year to $1 million in the year compensation becomes taxable to the executive. Prior to the 2017 Tax Cuts and Jobs Act, certain compensation was exempt from the deduction limit to the extent it met the requirements to be considered "qualified performance-based compensation" as previously defined in Section 162(m). The 2017 Tax Cuts and Jobs Act eliminated that exemption. Certain arrangements entered into prior to November 2, 2017, are considered "grandfathered" and compensation paid under such arrangements will continue to be deductible until the arrangements are materially modified.

The Compensation Committee has historically considered Section 162(m) in the design of incentive plans to preserve the corporate tax deductibility of compensation. However, in light of the changes to Section 162(m), the Compensation Committee anticipates that a larger portion of future compensation paid to our Named Executive Officers will be subject to a tax deduction disallowance under Section 162(m). The Compensation Committee recognizes that factors other than tax deductibility should be considered in determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and our stockholders. Annually, the Compensation Committee reviews all compensation programs and payments, including the tax impact on the Company.

Compensation Tables and Narrative Disclosure

The following tables, footnotes and narratives provide information regarding the compensation, benefits, and equity holdings in the Company for the persons who acted as CEO, CFO and the other Named Executive Officers in fiscal 2023.

<u>Summary Compensation Table</u>

The narrative and footnotes below describe the total compensation disclosed in the below Summary Compensation Table for fiscal 2021, 2022 and 2023 to the Named Executive Officers. For information on the role of each element of compensation within the total compensation package, please see the discussion above under "Compensation Discussion and Analysis."

Salary—This column represents the base salary earned during fiscal 2021, 2022 and 2023, including any amounts invested by the Named Executive Officers in our 401(k) plan. Base salary for fiscal 2021 reflects the 10% reduction in salary effective as of April 2020 until January 2021 (April 2021 for Mr. Shor).

Stock Awards—This column represents the fair value of the restricted stock and PSA grants, computed in accordance with FASB ASC Topic 718.

Option Awards—This column represents the grant date fair value, computed in accordance with FASB ASC Topic 718, with respect to stock options granted in fiscal 2021, 2022 and 2023. For options issued in fiscal 2021, 2022 and 2023, the grant date fair value was calculated using a fair value methodology and recognized over the vesting period of the stock option.

Non-Equity Incentive Plan Compensation—This column represents cash bonuses earned in fiscal 2021, 2022 and 2023 by the Named Executive Officers under the 2021, 2022 and 2023 MIPs, respectively.

Change in Pension Value and Nonqualified Deferred Compensation Earnings—This column represents the actuarial increase during fiscal 2021, 2022 and 2023 in the pension value for the Named Executive Officers under the Pension Plan. A description of the Pension Plan can be found below under "Pension Benefits."

All Other Compensation—This column represents all other compensation paid or provided to the Named Executive Officers for fiscal 2021, 2022 and 2023 not reported in previous columns, such as our matching contributions to 401(k) plans, payment of insurance premiums and costs of providing certain limited perquisites and benefits.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Options[3]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Comp[4]	Total
M. L. Shor	2023	$ 700,001	—	$ 1,080,122	$ 297,499	$ 452,385	—	$ 80,136	$ 2,610,143
President & CEO	2022	$ 694,643	—	$ 959,654	$ 268,107	$ 804,000	—	$ 79,663	$ 2,806,067
	2021	$ 603,663	—	$ 763,966	$ 340,002	$ 714,000	—	$ 70,051	$ 2,491,682
D. W. Maudlin	2023	$ 349,999	—	$ 301,748	$ 83,127	$ 183,782	—	$ 34,678	$ 953,334
VP of Finance & CFO	2022	$ 342,069	—	$ 265,928	$ 74,349	$ 321,750	—	$ 36,989	$ 1,041,085
	2021	$ 303,120	—	$ 210,297	$ 93,603	$ 283,920	—	$ 44,862	$ 935,802
D. L. Strobel	2023	$ 325,000	$ 100,000	$ 221,227	$ 60,944	$ 157,527	—	$ 30,982	$ 895,680
VP of Operations	2022	$ 321,404	—	$ 194,454	$ 54,372	$ 279,000	—	$ 32,889	$ 882,119
	2021	$ 286,604	—	$ 154,645	$ 68,834	$ 247,800	—	$ 30,241	$ 788,124
M. C. Losch III	2023	$ 326,999	—	$ 222,646	$ 61,314	$ 158,496	—	$ 29,613	$ 799,068
VP Sales and Distribution	2022	$ 321,058	—	$ 194,454	$ 54,372	$ 279,000	—	$ 33,688	$ 882,572
	2021	$ 277,888	—	$ 149,405	$ 66,499	$ 239,400	—	$ 40,552	$ 773,744
S.R. Pinkham	2023	$ 310,001	—	$ 211,058	$ 58,133	$ 125,214	—	$ 29,935	$ 734,341
VP Tube & Wire Products	2022	$ 306,070	—	$ 184,994	$ 51,669	$ 265,500	—	$ 31,559	$ 839,792

[1] Amount shown in "Bonus" includes a one-time bonus paid for retention purposes.

[2] The amounts listed in the table include restricted stock and performance share awards (PSAs) as valued in accordance with FASB ACS Topic 718. PSAs are valued based on the target number of PSAs awarded, which was the probable outcome on the grant date and which is less than the maximum number of PSAs that may be earned at the end of the performance period. The grant date fair value of the PSAs granted in fiscal 2023, assuming that the maximum level of performance would be achieved, is $1,267,755 for M. Shor, $354,167 for D. Maudlin, $259,657 for D. Strobel, $261,323 for M. Losch III, and $247,722 for S. Pinkham. The amounts ultimately realized by the Named Executive Officers from the stock awards will depend on the price of our common stock in the future and, for the PSAs, the level of achievement of the performance conditions.

[3] Represents the grant date fair value of the options issued in fiscal 2021, 2022 and 2023, calculated in accordance with FASB ASC Topic 718 using a fair value methodology. For the assumptions used in determining the fair value of the options, see Note 12 to the Company's Annual Report on Form 10-K for fiscal 2023.

[4] Amounts shown in the "All Other Compensation" column include the following:

Name	Year	Dividends On Restricted Stock	Life Insurance	Disability Insurance	401(k) Company Match	401(m) Company Match	Other	Total
M. L. Shor	2023	$ 50,699	$ 3,894	$ 8,166	$ 17,377	—	—	$ 80,136
	2022	$ 57,874	$ 3,960	$ 8,166	$ 9,663	—	—	$ 79,663
	2021	$ 46,168	$ 3,960	$ 8,166	$ 11,757	—	—	$ 70,051
D. W. Maudlin	2023	$ 14,864	$ 2,008	$ 6,111	$ 11,695	—	—	$ 34,678
	2022	$ 17,070	$ 2,376	$ 6,155	$ 11,388	—	—	$ 36,989
	2021	$ 25,935	$ 2,191	$ 6,155	$ 10,581	—	—	$ 44,862
D. L. Strobel	2023	$ 11,674	$ 1,864	$ 6,049	$ 11,395	—	—	$ 30,982
	2022	$ 13,173	$ 2,232	$ 6,204	$ 11,280	—	—	$ 32,889
	2021	$ 12,605	$ 2,072	$ 5,246	$ 10,318	—	—	$ 30,241
M. C. Losch III	2023	$ 11,496	$ 1,876	$ 6,820	$ 9,421	—	—	$ 29,613
	2022	$ 12,947	$ 2,232	$ 6,966	$ 10,229	1,314	—	$ 33,688
	2021	$ 21,616	$ 2,002	$ 6,966	$ 9,968	—	—	$ 40,552
S. R. Pinkham	2023	$ 10,710	$ 1,864	$ 5,823	$ 11,538	—	—	$ 29,935
	2022	$ 12,316	$ 2,124	$ 6,044	$ 11,075	—	—	$ 31,559

Grants of Plan-Based Awards in Fiscal 2023

During fiscal 2023, the Named Executive Officers received four types of plan-based awards:

Management Incentive Plan—On November 22, 2022, the Named Executive Officers were awarded grants under our 2023 MIP. Under the plan, certain employees of the Company, including the Named Executive Officers, were eligible for cash awards if the Company met certain net income and TCIR targets established by the Compensation Committee for fiscal 2023. The amount of the cash awards could range between 40% and 120% of base salary for Mr. Shor, between 32.5% and 97.5% of base salary for Mr. Maudlin, between 30% and 90% of base salary for Mr. Strobel and Mr. Losch and between 25% and 75% of base salary for Mr. Pinkham, in each case depending on the level of net income generated by the Company in fiscal 2023 and the TCIR for the Company from January 1, 2023 through September 30, 2023, compared to the targeted amounts.

Stock Options—Non-qualified options were granted to the Named Executive Officers on November 22, 2022, under the 2020 Plan. Each option vests in three equal installments on the first, second and third anniversaries of the grant date, remains exercisable for ten years and has an exercise price equal to the closing stock price on the trading day prior to the date of grant.

Restricted Stock—On November 22, 2022, executives, including the Named Executive Officers, were granted restricted stock under the 2020 Plan, which are subject to time-based vesting and will vest on the third anniversary of the date of grant, if the participant is then employed by the Company, except in the event of death, disability or a change in control and certain other circumstances.

Performance Share Awards—On November 22, 2022, executives, including the Named Executive Officers, were granted awards of a target amount of PSAs. The actual number of PSAs that may ultimately be earned, as well as the number of shares of common stock that may be distributed in settling those PSAs, are determined at the end of a three-year performance period and will depend on the calculated TSR of the Company at the end of the performance period as compared to the TSR of a peer group of nine companies. The total PSAs earned and shares of common stock distributed can range from 0% to 200% of the target amount granted. Participants must be employees at the end of the performance period to receive a payout, except in the event of death, disability, retirement, or a change in control and certain other circumstances.

Name	Grant Type	Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares	All Other Stock Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards[2]	Grant Date FV of Stock & Option Awards[3]
			Threshold	Target	Max	Threshold	Target[1]	Max				
M. L. Shor	MIP	11/22/22	$ 280,000	$ 560,000	$ 840,000							
	Option	11/22/22								14,498	$ 48.85	$ 297,499
	Restr. Stock-Time based	11/22/22							9,135			$ 446,245
	Performance Share Awards[1]	11/22/22				—	9,135	18,270	—			$ 633,878
D. W. Maudlin .	MIP	11/22/22	$ 113,750	$ 227,500	$ 341,250							
	Option	11/22/22								4,051	$ 48.85	$ 83,127
	Restr. Stock-Time based	11/22/22							2,552			$ 124,665
	Performance Share Awards[1]	11/22/22				—	2,552	5,104				$ 177,083
D. L. Strobel . .	MIP	11/22/22	$ 97,500	$ 195,000	$ 292,500							
	Option	11/22/22								2,970	$ 48.85	$ 60,944
	Restr. Stock-Time based	11/22/22							1,871			$ 91,398
	Performance Share Awards[1]	11/22/22				—	1,871	3,742				$ 129,829
M. C. Losch III .	MIP	11/22/22	$ 98,100	$ 196,200	$ 294,300							
	Option	11/22/22								2,988	$ 48.85	$ 61,314
	Restr. Stock-Time based	11/22/22							1,883			$ 91,985
	Performance Share Awards[1]	11/22/22				—	1,883	3,766				$ 130,661
S. R. Pinkham. .	MIP	11/22/22	$ 77,500	$ 155,000	$ 232,500							
	Option	11/22/22								2,833	$ 48.85	$ 58,133
	Restr. Stock-Time based	11/22/22							1,785			$ 87,197
	Performance Share Awards[1]	11/22/22				—	1,785	3,570				$ 123,861

[1] Target number of PSAs that have not vested. This column represents the target number of PSAs to be earned over a three-year performance period and settled in shares of common stock.

[2] The exercise price of each option is equal to the closing market price of shares of our common stock on the trading day prior to the grant date.

[3] Represents the grant date fair value calculated in accordance with FASB ASC Topic 718 but excludes any forfeiture assumptions related to service-based vesting conditions as prescribed by SEC rules.

<u>Outstanding Equity Awards at Fiscal Year-End</u>

The table below provides information on the Named Executive Officers' outstanding equity awards as of September 30, 2023. The equity awards consist of stock options, shares of restricted stock (with time-based vesting) and PSAs. The table includes the following:

Number of Securities Underlying Unexercised Options (Exercisable)—This column represents options to buy shares of common stock which are fully vested and subject to forfeiture only with respect to a termination of service.

Number of Securities Underlying Unexercised Options (Unexercisable)—This column represents options to buy shares of common stock which are not fully vested. All options vest in three equal annual installments on the first, second and third anniversaries of the grant date.

Option Exercise Price—All outstanding option exercise prices are equal to the closing market price of shares of our common stock on the day prior to the grant date.

*Option Expiration Date—*This is the date upon which an option will expire if not yet exercised by the option holder. In all cases, this is ten years from the date of the grant.

Number of Shares that Have Not Vested and Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested—All shares of restricted stock and PSAs granted to the Named Executive Officers in fiscal 2023 are unvested.

Market Value of Shares that Have Not Vested and Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares that Have Not Vested—The market value of unvested shares of restricted stock is based upon the September 29, 2023 closing price of the Company's common stock of $46.52. The market value of unvested PSAs is calculated in accordance with FASB ASC Topic 718.

Name	Grant Date	Option Awards: Number of securities underlying unexercised options (Exercisable)[1]	Number of securities underlying unexercised options (Unexercisable)	Option Exercise Price	Option Expiration Date	Number of Shares that Have Not Vested	Market Value of Shares That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested
M. L. Shor	06/01/18	15,000	—	$ 42.58	06/01/28			—	—
	11/21/18	29,152	—	$ 33.98	11/21/28	—	—	—	—
	05/24/19	13,333	—	$ 30.54	05/24/29	—	—	—	—
	05/24/19	14,693	—	$ 33.59	05/24/29	—	—	—	—
	05/24/19	16,136	—	$ 36.65	05/24/29	—	—	—	—
	11/19/19	35,193	—	$ 37.00	11/19/29	— $	—	—	—
	11/24/20	38,353	19,177	$ 22.64	11/24/30	15,018 [2] $	698,637	— $	—
	11/23/21	5,950	11,900	$ 44.07	11/23/31	9,130 [2] $	424,728	9,130 $	247,744
	11/22/22	—	14,498	$ 48.85	11/22/32	9,135 [2] $	424,960	9,135 $	—
D. W. Maudlin	11/25/14	7,500	—	$ 46.72	11/25/24	—	—	—	—
	11/24/15	7,300	—	$ 37.75	11/24/25	—	—	—	—
	11/22/16	4,800	—	$ 40.86	11/22/26	—	—	—	—
	11/21/17	5,800	—	$ 31.76	11/21/27	—	—	—	—
	11/21/18	8,623	—	$ 33.98	11/21/28	—	—	—	—
	05/24/19	4,524	—	$ 30.54	05/24/29	—	—	—	—
	05/24/19	4,985	—	$ 33.59	05/24/29	—	—	—	—
	05/24/19	5,475	—	$ 36.65	05/24/29	—	—	—	—
	11/19/19	9,688	—	$ 37.00	11/19/29	— $	—	—	—
	11/24/20	10,559	5,279	$ 22.64	11/24/30	4,134 [2] $	192,314	— $	—
	11/23/21	1,650	3,300	$ 44.07	11/23/31	2,530 [2] $	117,696	2,530 $	68,652
	11/22/22	—	4,051	$ 48.85	11/22/32	2,552 [2] $	118,719	2,552 $	—
D. L. Strobel	09/17/18	5,000	—	$ 35.34	9/17/28	—	—	—	—
	11/21/18	6,157	—	$ 33.98	11/21/28	—	—	—	—
	05/24/19	5,476	—	$ 30.54	05/24/29	—	—	—	—
	05/24/19	6,035	—	$ 33.59	05/24/29	—	—	—	—
	05/24/19	6,627	—	$ 36.65	05/24/29	—	—	—	—
	11/19/19	7,125	—	$ 37.00	11/19/29	— $	—	—	—
	11/24/20	7,765	3,882	$ 22.64	11/24/30	3,040 [2] $	141,421	— $	—
	11/23/21	1,207	2,413	$ 44.07	11/23/31	1,850 [2] $	86,062	1,850 $	50,200
	11/22/22	—	2,970	$ 48.85	11/22/32	1,871 [2] $	87,039	1,871 $	—
M. C. Losch II	05/24/19	5,476	—	$ 30.54	05/24/29	—	—	—	—
	05/24/19	6,035	—	$ 33.59	05/24/29	—	—	—	—
	05/24/19	6,627	—	$ 36.65	05/24/29	—	—	—	—
	11/19/19	6,883	—	$ 37.00	11/19/29	— $	—	—	—
	11/24/20	7,501	3,751	$ 22.64	11/24/30	2,937 [2] $	136,629	— $	—
	11/23/21	1,207	2,413	$ 44.07	11/23/31	1,850 [2] $	86,062	1,850 $	50,200
	11/22/22	—	2,988	$ 48.85	11/22/32	1,883 [2] $	87,597	1,883 $	—
S. R. Pinkham	11/21/18	6,157	—	$ 33.98	11/21/28	—	—	—	—
	05/24/19	3,333	—	$ 30.54	05/24/29	—	—	—	—
	05/24/19	3,673	—	$ 33.59	05/24/29	—	—	—	—
	05/24/19	4,034	—	$ 36.65	05/24/29	—	—	—	—
	11/19/19	6,932	—	$ 37.00	11/19/29	— $	—	—	—
	11/24/20	7,554	3,777	$ 22.64	11/24/30	2,958 [2] $	137,606	— $	—
	11/23/21	1,147	2,293	$ 44.07	11/23/31	1,760 [2] $	81,875	1,760 $	47,758
	11/22/22	—	2,833	$ 48.85	11/22/32	1,785 [2] $	83,038	1,785 $	—

(1) Except as noted, vest in three equal annual installments on the first, second and third anniversaries of the grant date.

(2) Vest on the third anniversary of the grant date.

(3) Represents the target number of PSAs, which will be earned and will vest on the third anniversary of the grant date if the Company meets certain relative TSR goals.

Option Exercises and Stock Vested

The following table provides information concerning the exercise of stock options and vesting of restricted stock awards for the Named Executive Officers in fiscal 2023.

	Option Awards		Restricted Stock Awards		Performance Share Awards	
Name	Number of Shares Acq. on Exercise	Value realized on Exercise	Number of Shares Acq. on Vesting	Value realized on Vesting[(1)]	Number of Shares Acq. on Vesting	Value realized on Vesting[(1)]
M.L. Shor	—	$ —	9,191	$ 481,700	18,773	$ 873,320
D.W. Maudlin	7,300	$ 35,536	2,530	$ 132,597	5,168	$ 240,415
D.L. Strobel	—	$ —	1,861	$ 97,535	3,800	$ 176,776
M.C. Losch III	36,422	$ 400,725	1,798	$ 94,233	3,671	$ 170,775
S.R. Pinkham	30,950	$ 381,065	1,810	$ 94,862	3,698	$ 172,031

(1) This column is calculated by multiplying the number of shares acquired by the closing price of a share of our common stock on the vesting date.

Pension Benefits

We maintain a defined benefit pension plan for the benefit of eligible domestic employees designated as the Haynes International, Inc. Pension Plan (the "Pension Plan"). The Pension Plan is qualified under Section 401 of the Internal Revenue Code, permitting the Company to deduct for federal income tax purposes all amounts the Company contributes to the Pension Plan pursuant to funding requirements. The following table sets forth the present value of accumulated benefits payable in installments after retirement, based on retirement at age 65. As of December 31, 2005, the Pension Plan was closed to new salaried employees and, as of December 31, 2007, the benefits of all salaried participants in the Pension Plan were frozen, and no further benefits will accumulate. No payments were made to any of the Named Executive Officers pursuant to the Pension Plan in fiscal 2023.

	Year	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit
M.L. Shor	2023	Defined Benefit	N/A	—
D.W. Maudlin	2023	Defined Benefit	3	$ 59,989
D.L. Strobel	2023	Defined Benefit	N/A	—
M.C. Losch III	2023	Defined Benefit	20	$ 432,431
S.R. Pinkham	2023	Defined Benefit	8	$ 166,651

Participants in the Pension Plan are eligible to receive an unreduced pension annuity upon the first to occur of (i) reaching age 65, (ii) reaching age 62 and completing ten years of benefit service or (iii) completing 30 years of benefit service. The final option is available only for salaried employees who were plan participants in the Pension Plan on March 31, 1987. For salaried employees who retire on or after July 2, 2002 under option (i) or (ii) above, the normal monthly pension benefit provided under the Pension Plan is the greater of (i) 1.6% of the employee's average monthly earnings multiplied by years of benefit service, plus an additional 0.5% of the employee's average monthly earnings, if any, in excess of Social Security covered compensation multiplied by years of benefit service up to 35 years, or (ii) the employee's accrued benefits as of September 30, 2002. For salaried employees who retire on or after July 2, 2002 under option (iii) above (with 30 years of benefit service), the normal monthly pension provided under the Pension Plan is equal to one of the following as elected by the participant: (i) the accrued benefit as of March 31, 1987 plus any supplemental retirement benefit payable to age 62; (ii) the accrued benefit as of March 31, 1987 plus any supplemental retirement benefit payable to any age elected by the participant (prior to 62) and thereafter the actuarial equivalent of the benefit payable for retirement under options (i) and (ii) above; or (iii) if the participant is at least age 55, the actuarial equivalent of the benefit payable for retirement under options (i) and (ii) above. There are provisions for delayed retirement, early retirement benefits, disability retirement, death benefits, optional methods of benefits payments, payments to an employee who leaves after five or more years of service and payments to an employee's surviving spouse. Participants' interests are vested, and they are eligible to receive pension benefits after completing five years of service. However, all participants as of October 1, 2001, became 100% vested in their benefits on that date. Vested benefits are generally paid to retired employees beginning at or after age 55.

In addition, the 2020 Plan provides for the vesting of restricted stock, restricted stock units, PSAs and performance units in the case of "retirement" or involuntary severance of service other than for "cause" or other terminations of employment not specifically covered in the 2020 Plan. Mr. Losch was the sole Named Executive Officer that was retirement eligible as of September 30, 2023.

Non-Qualified Deferred Compensation Plan

The Compensation Committee approved implementation of a non-qualified deferred compensation plan for independent directors and executive officers effective November 20, 2017. The plan provides the opportunity to defer current compensation and taxes until a future date, and to receive tax deferred investment returns on deferred amounts. The plan allows directors to defer up to 100% of their annual cash retainer, annual committee cash retainers and annual equity grants. The plan allows eligible employees to defer up to 80% of their base salaries, up to 100% of MIP and up to 100% of long-term incentive awards.

As of September 30, 2023, no amounts were deferred by any of the Named Executive Officers.

Payments Upon Termination of Employment

As described in the "Compensation Discussion and Analysis" section above, Mr. Shor has an Employment Agreement, and the other Named Executive Officers have termination benefits agreements, that provide for payments to the Named Executive Officers at, following or in connection with a termination of their employment in the circumstances described in those agreements.

Conditions and Obligations Applicable to Receipt of Termination Payments Under All Circumstances

Under the applicable compensation agreements, each Named Executive Officer has agreed not to compete with, or solicit the employees of, the Company during and for a one-year period (two years for Mr. Shor) after termination of employment. Further, each Named Executive Officer is obligated to maintain the confidentiality of Company information and to assign all inventions, improvements, discoveries, designs, works of authorship, concepts or ideas or expressions thereof to the Company. We are entitled to cease making payments or providing benefits due under the applicable agreement if the Named Executive Officer breaches the confidentiality, non-competition, or non-solicitation provisions of the agreement.

As a condition to the receipt of the payments and other benefits to be received by the Named Executive Officers under the applicable agreements upon termination of employment, each Named Executive Officer must execute and deliver to the Company a release of all claims against the Company, including claims arising out of his or her employment with the Company. Certain payments to Mr. Shor are required to be made or commence on the date that the release executed by him in connection with the termination of his employment becomes effective (generally seven days following execution thereof by Mr. Shor). In addition to the release, Named Executive Officers may be asked to sign letter agreements reaffirming their applicable confidentiality, non-competition and non-solicitation obligations and may enter into extended non-competition agreements with the Company.

Payments Made Upon Death, Disability or Retirement

Upon death or total disability, our compensation plans and arrangements for the Named Executive Officers provide as follows:

- Each Named Executive Officer, or his or her heirs, estate, personal representative or legal guardian, as appropriate, is entitled to receive a lump sum payment equal to the sum of (i) the Named Executive Officer's earned but unpaid base salary and bonus through the termination date; (ii) any reimbursable expenses incurred by the Named Executive Officer and not reimbursed as of the termination date and (iii) a bonus for the fiscal year in which the termination date occurs in an amount equal to his or her target bonus for such fiscal year pro-rated based upon the number of days he or she worked in the fiscal year in which the termination date occurs.

- All unvested stock options held by the Named Executive Officer will vest immediately and all options will remain exercisable for six months from the termination date in the case of options granted under the 2007 Plan or five years in the case of options granted under the 2016 Plan or 2020 Plan, but in no event later than the expiration date of such stock options as specified in the applicable option agreement.

- All restrictions on transfer of any shares of restricted stock held by the Named Executive Officer on the termination date will lapse as of the termination date and any PSAs will be deemed earned at target level, so long as the Named Executive Officer has been continuously employed by the Company between the grant date and the termination date.

- In the case of death, the Named Executive Officer's designated beneficiary is entitled to receive the death benefit under a Company-provided life insurance policy in the amount of the Named Executive Officer's base salary (four times base salary for Mr. Shor).

- In the case of total disability, the Named Executive Officer will be entitled to disability benefits under our executive long-term disability plans. Each Named Executive Officer is entitled to disability benefits under a group plan and an individual plan. The group plan provides for a monthly benefit equal to 50% of monthly base salary, subject to a maximum benefit of $10,000 per month. The individual plan provides for a monthly benefit equal to 70% of monthly base salary, subject to a maximum benefit of $5,000 per month. Benefits under the plan are payable monthly beginning 90 days after the employee becomes disabled and continuing until age 65.

Upon Retirement (defined in the 2016 Plan and the 2020 Plan as a resignation (a) after reaching age 65 or (b) after reaching age 62 and completing at least ten years of service with the Company), in addition to the Named Executive Officer's base salary through the retirement date and any accrued but unpaid compensation, including earned but unpaid bonus compensation and expense reimbursement in accordance with Company policies, our compensation plans and arrangements for the Named Executive Officers provide that (i) all unvested stock options held by the Named Executive Officer (other than options granted under the 2007 Plan, which will terminate) will vest immediately and all options will remain exercisable for five years from the retirement date, but in no event later than the expiration date of such stock options as specified in the applicable option agreement; (ii) all restrictions on transfer of any shares of time-based restricted stock awarded under the 2020 Plan and held by the Named Executive Officer on the retirement date will lapse as of the retirement date; and (iii) PSAs granted under the 2020 Plan and held by the Named Executive Officer on the retirement date will be deemed earned at target level if retirement occurs during a performance period, and are subject to proration for awards granted after fiscal 2022.

Payments Upon Termination in Connection with a Change of Control

The information below generally describes payments or benefits payable to the Named Executive Officers (including Mr. Shor) under agreements between the Named Executive Officers and the Company or under our compensation plans and arrangements in the event of a change of control of the Company or the termination of the Named Executive Officer's employment, whether prior to or following a change of control of the Company. Any such payments or benefits that a Named Executive Officer has elected to defer would be provided in accordance with the requirements of Internal Revenue Code Section 409A. Payments or benefits under other plans and arrangements that are generally available to our employees on similar terms are not described. Certain capitalized terms used in this discussion are defined under the caption "Certain Definitions" below.

In the case of all Named Executive Officers, the 2007 Plan, the 2016 Plan and the 2020 Plan provide that all restrictions imposed on shares of restricted stock subject to restricted stock awards under the plan, lapse upon a change of control and PSAs will be deemed earned based on actual performance of the Company in the period prior to the change of control, but in no event less than target level. Similarly, all unvested stock options issued pursuant to our stock option plans vest automatically upon the occurrence of a "change of control" (as defined below), provided that an award shall be treated, to the extent determined by the Compensation Committee to be appropriate and permitted under Internal Revenue Code Section 409A, in accordance with one of the following methods as determined by the Compensation Committee in its sole discretion: (i) upon at least ten (10) days' advance notice to the affected persons, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per share received or to be received by other stockholders of the Company in the event or (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the applicable plan. In addition, in the case of all Named Executive Officers, upon termination in connection with a change of control as described in this section, the maximum compensation that any such Named Executive Officer would be entitled to receive is equal to the greater of (i) the safe harbor amount under Section 280G of the Internal Revenue Code, or (ii) the total change of control compensation to which such individual is entitled under the applicable agreement less any excise tax payable under Section 4999 of the Internal Revenue Code.

In the event that the employment of a Named Executive Officer (other than Mr. Shor) is terminated by the Company without "cause" (as defined below) or by the Named Executive Officer for "good reason" (as defined below) within 12 months following a change of control,

- The Named Executive Officer is entitled to receive a lump sum cash payment equal to the sum of (i) the Named Executive Officer's earned but unpaid base salary through the termination date; (ii) the Named Executive Officer's base salary that would be payable for the period from the termination date through the first anniversary thereof; (iii) any accrued but unpaid compensation, including any unpaid bonus compensation; and (iv) any reimbursable expenses incurred by the Named Executive Officer and not reimbursed as of the termination date.

- The Named Executive Officer is entitled to a bonus for the fiscal year in which termination occurs equal to the Named Executive Officer's target bonus, calculated as if one hundred percent of the target amount had been earned, subject to proration based upon the number of days worked during the applicable fiscal year.

- Any unvested stock options held by the Named Executive Officer will vest immediately and all options will remain exercisable for one year from the termination date, but in no event later than the expiration date of such stock options as specified in the applicable option agreement.

- The Named Executive Officer and his or her dependents may be entitled to elect medical, hospitalization and dental insurance benefits that he or she received immediately prior to termination for a period of one year following the termination date, unless the Named Executive Officer obtains comparable benefits from another employer and an additional amount equal to the assumed taxes on such benefit.

- The Named Executive Officer is entitled to receive a lump sum cash payment in an amount equal to the cost the Company would have incurred for non-voluntary life insurance coverage under its life insurance plan for the twelve months following the termination date in excess of the then current aggregate premium or other amount payable generally by similarly situated plan participants for such coverage and an additional amount equal to the taxes on such payment.

If Mr. Shor's employment is terminated by the Company without "cause" or by Mr. Shor for "good reason" within 24 months after a change of control,

- Mr. Shor is entitled to receive a lump sum payment equal to the sum of (i) his earned but unpaid base salary through the termination date; (ii) any bonus earned prior to the termination date that remains unpaid on the termination date; and (iii) any reimbursable expenses incurred by Mr. Shor and not reimbursed as of the termination date.

- Mr. Shor is entitled to a bonus for the fiscal year in which termination occurs equal to his target bonus, calculated as if one hundred percent of the target amount had been earned, subject to proration based upon the number of days worked during the applicable fiscal year.

- Mr. Shor is entitled to a cash payment equal to two times his annual salary as in effect immediately prior to the termination date, payable in equal monthly installments of one twenty-fourth of the total amount of the cash payment.

- Any unvested stock options held by Mr. Shor as of the termination date will become vested and exercisable and will remain exercisable after the termination date for a period equal to the lesser of (i) one year following the termination date or (ii) the expiration of the original exercise period of such option.

- Mr. Shor and his dependents are entitled to medical, hospitalization and life insurance benefits that he received immediately prior to termination through and including the termination date.

<u>Payments Upon Termination For Cause or Without Cause or Resignation without Good Reason or for Good Reason</u>

If the employment of any of the Named Executive Officers is terminated by the Company for "cause", or is terminated by the Named Executive Officer without "good reason", the Named Executive Officer would be entitled to receive a lump sum cash payment equal to the sum of (i) the Named Executive Officer's earned but unpaid base salary through the termination date; (ii) any accrued but unpaid compensation, including any unpaid bonus compensation and (iii) any reimbursable expenses or permitted health and welfare expenses incurred by the Named Executive Officer and not reimbursed as of the termination date.

If, prior to or more than 24 months after a change of control, Mr. Shor's employment is terminated by the Company without "cause" or by Mr. Shor for "good reason":

- Mr. Shor is entitled to receive a lump sum payment equal to the sum of (i) his earned but unpaid base salary through the termination date; (ii) any bonus earned prior to the termination date that remains unpaid on the termination date; (iii) any reimbursable expenses incurred by Mr. Shor and not reimbursed as of the termination date and (iv) an amount equal to his target bonus for such fiscal year prorated based upon the number of days he worked during the fiscal year. He would also be entitled to continuation of health and welfare benefits through the termination date.

- Mr. Shor is entitled to a continuation of his annual salary as in effect immediately prior to such termination date through the end of the then current employment term, payable in accordance with the then prevailing payroll practices of the Company.

- All unvested stock options held by Mr. Shor will terminate immediately and all vested options will remain exercisable for six months from the termination date but in no event later than the expiration date of such stock options as specified in the applicable option agreement.

- The restrictions on all time-based restricted stock awarded under the 2020 Plan and held by Mr. Shor on the termination date will lapse as of the termination date, and all PSAs held by Mr. Shor will be adjusted as provided in the 2020 Plan to reflect the portion of the performance period during which Mr. Shor was employed and paid, if at all, at the same time and under the same conditions as such PSAs would otherwise be paid.

If, prior to or more than 12 months after any change of control, the employment of any Named Executive Officer (other than Mr. Shor) is terminated by the Company without "cause" or is terminated by the Named Executive Officer with "good reason":

- The Named Executive Officer is entitled to receive a lump sum payment equal to the sum of (i) the Named Executive Officer's earned but unpaid base salary and bonus through the termination date; (ii) any reimbursable expenses incurred by the Named Executive Officer and not reimbursed as of the termination date; and (iii) a bonus for the fiscal year in which the termination date occurs in an amount equal to his target bonus for such fiscal year pro-rated based upon the number of days he or she worked in the fiscal year in which the termination date occurs.

- All unvested stock options held by the Named Executive Officer will terminate immediately and all vested options will remain exercisable for six months from the termination date but in no event later than the expiration date of such stock options as specified in the applicable option agreement.

<u>Certain Definitions</u>

A termination for "*cause*", as defined in the Termination Benefits Agreements and Mr. Shor's Employment Agreement, means a termination by reason of the good faith determination of the Board that the Named Executive

Officer (1) continually failed to substantially perform his duties to the Company (other than a failure resulting from his or her medically documented incapacity due to physical or mental illness), including, without limitation, repeated refusal to follow the reasonable directions of our Chief Executive Officer (or, in Mr. Shor's case, the Board), knowing violation of the law in the course of performance of his or her duties with the Company, repeated absences from work without a reasonable excuse or intoxication with alcohol or illegal drugs while on the Company's premises during regular business hours, (2) engaged in conduct which constituted a material breach of the confidentiality, non- competition or non-solicitation provisions of the applicable agreement, (3) was indicted (or equivalent under applicable law), convicted of or entered a plea of nolo contendere to the commission of a felony or crime involving dishonesty or moral turpitude, (4) engaged in conduct which is demonstrably and materially injurious to the financial condition, business reputation, or otherwise of the Company or its subsidiaries or affiliates or (5) perpetuated a fraud or embezzlement against the Company or its subsidiaries or affiliates, and in each case the particular act or omission was not cured, if curable, in all material respects by the Named Executive Officer within thirty (30) days (or for Mr. Shor within 15 days) after receipt of written notice from the Board. Under the 2020 Plan, the term "cause" is defined by reference to the Termination Benefits Agreements, in the case of the Named Executive Officers other than Mr. Shor, and, in Mr. Shor's case, by reference to his Employment Agreement.

The term "*change of control*" has varying definitions under the different plans and agreements, but generally means the first to occur of the following: (i) any person becomes the beneficial owner, directly or indirectly, of securities of the Company representing a majority of the combined voting power of our then outstanding securities (assuming conversion of all outstanding non-voting securities into voting securities and the exercise of all outstanding options or other convertible securities); (ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the effective date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by our stockholders was approved or recommended by a vote of at least two-thirds (2⁄3) of the directors then still in office who either were directors on the effective date or whose appointment, election or nomination for election was previously so approved or recommended; (iii) there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation other than (x) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent, either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof, a majority of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (y) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person is or becomes the beneficial owner, directly or indirectly, of our securities representing a majority of the combined voting power of our then outstanding securities; or (iv) our stockholders approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of our assets, or to an entity a majority of the combined voting power of the voting securities of which is owned by substantially all of our stockholders immediately prior to such sale in substantially the same proportions as their ownership of the Company immediately prior to such sale.

The term "*good reason*" means the occurrence of any of the following actions or failures to act if it is not consented to by the Named Executive Officer in writing: (a) a material adverse change in the Named Executive Officer's duties, reporting responsibilities, titles or elected or appointed offices; (b) a material reduction by the Company in the Named Executive Officer's base salary or annual bonus opportunity, not including any reduction resulting from changes in the market value of securities or other instruments paid or payable to the Named Executive Officer; or (c) solely with respect to Mr. Shor, any change of more than 50 miles in the location of the principal place of Mr. Shor's employment. None of the actions described in clauses (a) and (b) above shall constitute "good reason" if it was an isolated and inadvertent action not taken in bad faith by the Company and if it is remedied by the Company within 30 days after receipt of written notice thereof given by the Named Executive Officer (or, if the matter is not capable of remedy within 30 days, then within a reasonable period of time following such 30-day period, provided that the Company has commenced such remedy within said 30-day period); provided that "good reason" ceases to exist for any action described in clauses (a) and (b) above on the 60th day following the later of the occurrence of such action or the Named Executive Officer's knowledge thereof, unless the Named Executive Officer has given the Company written notice thereof prior to such date.

Quantification of Potential Payments and Benefits Upon a Termination of Employment or Change in Control

The following tables quantify the potential payments and benefits upon termination or a change of control of the Company for each of the Named Executive Officers assuming the Named Executive Officer's employment terminated on September 30, 2023, given the Named Executive Officer's compensation and service level as of that date and, if applicable, based on the Company's closing stock price of $46.52 on September 29, 2023, the last trading day of the fiscal year ended September 30, 2023. Other assumptions made with respect to specific payments or benefits are set forth in applicable footnotes to the tables. Information regarding the present value of pension benefits for each of the Named Executive Officers is set forth above under the caption "Pension Benefits". Due to the number of factors that affect the nature and amount of any payments or benefits provided upon a termination or change of control, including, but not limited to, the date of any such event, the Company's stock price and the Named Executive Officer's age, any actual amounts paid or distributed may be different.

M. L. Shor

Executive Benefits and Payments Upon Termination	Retirement	Death	Disability	Invol Term. Not for Cause or Resign. for Good Reason	Change of Control
Performance-based Cash Payment[1]	$ —	$ 560,000	$ 560,000	$ 560,000	$ 560,000 [2]
Cash Severance	$ —	—	—	700,000	$ 1,400,000 [2]
Stock Options[3]	$ —	$ 487,102	$ 487,102	$ —	$ 487,102
Restricted Stock—Time Based[4]	$ —	$ 1,548,325	$ 1,548,325	$ 1,548,325	$ 1,548,325
Performance share awards[5]	$ —	$ 1,796,652	$ 1,796,652	—	$ 1,796,652
Life, Long-Term Disability and Health Insurance Benefits	$ 1,726	$ 2,800,000 [6]	$ 170,414 [7]	—	$ 26,938

D. W. Maudlin

Executive Benefits and Payments Upon Termination	Retirement	Death	Disability	Invol Term. Not for Cause or Resign. for Good Reason	Change of Control
Performance-based Cash Payment[1]	$ —	$ 227,500	$ 227,500	$ 227,500	$ 227,500 [8]
Cash Severance	$ —	—	—	—	$ 350,000 [8]
Stock Options[3]	$ —	$ 134,148	$ 134,148	$ —	$ 134,148
Restricted Stock—Time Based[4]	$ —	$ 428,728	$ 428,728	$ 428,728	$ 428,728
Performance share awards[5]	$ —	$ 497,148	$ 497,148	—	$ 497,148
Life, Long-Term Disability and Health Insurance Benefits	$ 85,812	$ 700,000 [6]	$ 1,134,543 [7]	—	$ 23,794

D.L. Strobel

Executive Benefits and Payments Upon Termination	Retirement	Death	Disability	Invol Term. Not for Cause or Resign. for Good Reason	Change of Control
Performance-based Cash Payment[1]	$ —	$ 195,000	$ 195,000	$ 195,000	$ 195,000 [8]
Cash Severance	$ —	—	—	—	$ 325,000 [8]
Stock Options[3]	$ —	$ 98,614	$ 98,614	$ —	$ 98,614
Restricted Stock—Time Based[4]	$ —	$ 314,522	$ 314,522	$ 314,522	$ 314,522
Performance share awards[5]	$ —	$ 364,811	$ 364,811	—	$ 364,811
Life, Long-Term Disability and Health Insurance Benefits	$ 1,244	$ 650,000 [6]	$ 484,500 [7]	—	$ 23,555

<h2 style="text-align:center">M. C. Losch III</h2>

Executive Benefits and Payments Upon Termination	Retirement	Death	Disability	Invol Term. Not for Cause or Resign. for Good Reason	Change of Control
Performance-based Cash Payment[1]	$ —	$ 196,200	$ 196,200	$ 196,200	$ 196,200 [8]
Cash Severance	$ —	—	—	$ —	$ 327,000 [8]
Stock Options[3]	$ 95,486	$ 95,486	$ 95,486	$ —	$ 95,486
Restricted Stock—Time Based[4]	$ 310,288	$ 310,288	$ 310,288	$ 310,288	$ 310,288
Performance share awards[5]	$ 299,564	$ 359,051	$ 359,051	—	$ 359,051
Life, Long-Term Disability and Health Insurance Benefits	$ 67,123	$ 654,000 [6]	$ 331,753 [7]	$ —	$ 23,574

<h2 style="text-align:center">S. R. Pinkham</h2>

Executive Benefits and Payments Upon Termination	Retirement	Death	Disability	Invol Term. Not for Cause or Resign. for Good Reason	Change of Control
Performance-based Cash Payment[1]	$ —	$ 155,000	$ 155,000	$ 155,000	$ 155,000 [8]
Cash Severance	$ —	—	—	$ —	$ 310,000 [8]
Stock Options[3]	$ —	$ 95,813	$ 95,813	$ —	$ 95,813
Restricted Stock—Time Based[4]	$ —	$ 302,520	$ 302,520	$ 302,520	$ 302,520
Performance share awards[5]	$ —	$ 351,351	$ 351,351	—	$ 351,351
Life, Long-Term Disability and Health Insurance Benefits	$ 520	$ 620,000 [6]	$ 1,244,538 [7]	$ —	$ 21,831

[1] Represents base salary as of September 30, 2023, multiplied by the target percentage of the fiscal 2023 MIP.

[2] Represents the amount payable to Mr. Shor if his employment is terminated within 24 months after a change of control by the Company without "cause" or by Mr. Shor for "good reason".

[3] Represents the market value of $46.52 per share minus the exercise price for all unvested "in the money" options that would vest as a result of the specified event. The number of unvested options for each Named Executive Officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above.

[4] Represents the market value of $46.52 of all time-based restricted stock awards that would vest as a result of the specified event. The number of time-based restricted stock awards for each Named Executive Officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above.

[5] Represents the market value of $46.52 of all unvested PSAs that would vest as a result of the specified event. The number of unvested PSAs for each Named Executive Officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above.

[6] Represents the death benefit under a life insurance policy, the premiums on which are paid by the Company, equal to four times base salary for Mr. Shor and two times base salary for the other Named Executive Officers.

[7] Represents the present value of benefits payable under our executive long-term disability plans, determined using the same discount rate used to determine our funding obligation under the Pension Plan.

[8] Represents the amount payable to the Named Executive Officer if his or her employment is terminated within 12 months after a change of control by the Company without "cause" or by the Named Executive Officer for "good reason".

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, the Company is providing the following information about the relationship of the annual total compensation of Michael Shor, President and Chief Executive Officer of the Company, to the annual total compensation of the "median" Company employee, determined as described below (the "CEO Pay Ratio"):

For fiscal 2023:

- the annual total compensation of the employee identified as the median employee of the Company (other than the Chief Executive Officer) was $84,321; and

- the annual total compensation of the Chief Executive Officer for purposes of determining the CEO Pay Ratio was $2,610,143.

Based on this information, the ratio of the annual total compensation of the Chief Executive Officer to the median employee's annual total compensation was estimated to be 31.0 to 1 for fiscal 2023.

This CEO Pay Ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median employee and calculating the CEO Pay Ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median of the annual total compensation of all of our employees, as well as to determine the annual total compensation of the "median employee", the methodology and the material assumptions, adjustments and estimates used were as follows:

We determined that, as of September 30, 2023, our employee population consisted of approximately 1,246 individuals globally. We selected September 30, 2023, which was the last day of fiscal 2023, as the date upon which we would identify the "median employee". The "median employee" is required to be updated only after the passage of three years or if recalculation would cause a material change in the ratio.

In accordance with the "de minimis exemption" adjustment permitted by SEC rules, which allows the exclusion of certain employees working in jurisdictions outside of the United States of America in an aggregate maximum equal to less than five percent of our total employees, all employees of our affiliates located in China (nine employees) and Singapore (four employees) and Japan (two employees) were excluded from the calculation used to determine the median employee. To identify the median employee from the employee population, we collected actual salary, bonus paid, other lump sums, life insurance premiums and 401(k) plan matches paid by the Company during the 12-month period ended September 30, 2023. In making this determination, we annualized the compensation of all newly hired employees during this period.

Pay Versus Performance Table

The following table sets forth additional compensation information of Mr. Shor, our principal executive officer (our "PEO") and our other NEOs (averaged) along with the TSR, net income and cumulative 3-year relative TSR rank - performance results for fiscal 2021, 2022 and 2023:

| | Summary Compensation Table Total for PEO [1] [2] ($) | Compensation Actually Paid to PEO [1] [2] ($) | Average Summary Compensation Table Total for Other NEOs [1] [2] ($) | Average Compensation Actually Paid to Other NEOs [1] [2] ($) | Value of Initial Fixed $100 Investment Based On: | | Net Income ($ in thousands) | Company-Selected Measure: Relative TSR Rank[5] (Cumulative 3 Year) |
					Total Shareholder Return [3] ($)	Peer Group Total Shareholder Return [3][4] ($)		
2023....	2,610,143	2,769,462	845,606	930,655	292	285	41,975	63rd
2022....	2,806,067	1,888,585	911,392	780,656	217	188	45,087	33rd
2021....	2,491,682	5,229,796	826,834	1,481,073	225	180	(8,683)	44th

[1]   Our PEO and Other NEOs for each reported fiscal year were:

Year	PEO	Other NEOs
2023	Mr. Shor	Messrs. Maudlin, Strobel, Losch and Pinkham
2022	Mr. Shor	Messrs. Maudlin, Strobel, Losch and Pinkham
2021	Mr. Shor	Messrs. Maudlin, Strobel, Losch and Ishwar

[2]   SEC rules require certain adjustments be made to the Summary Compensation Table ("SCT") totals to determine "compensation actually paid" ("CAP") as reported in the Pay Versus Performance Table. CAP does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules. In fiscal years 2022 and 2023, there were no changes in the actuarial present value of accumulated benefits under the defined benefit and pension plans included in the SCT. Reconciliations of the SCT totals to CAP for our PEO and our Other NEOs (as an average) are shown below:

Adjustments to determine CAP for PEO

	2023 PEO ($)	2022 PEO ($)	2021 PEO ($)
Adjustments to determine CAP for PEO			
SCT Total Compensation	2,610,143	2,806,067	2,491,682
SCT stock award adjustments			
Deduction for stock award amounts reported in the SCT	(1,080,122)	(959,654)	(763,966)
SCT stock option adjustments:			
Deduction for stock option grant amounts reported in the SCT	(297,499)	(268,107)	(340,002)
Equity awards granted during fiscal year:			
Fair value of current year unvested awards at year end	1,075,029	902,743	2,342,431
Unvested equity awards granted in prior fiscal years:			
Change in fair value from prior year end to current year end	164,306	(716,727)	1,328,711
Vested equity awards granted in prior fiscal years:			
Change in fair value from prior year end to vesting date	283,455	103,571	170,940
Dividends and other earnings paid during fiscal year:			
Dividends and other earnings paid during fiscal year prior to vesting date	14,150	20,692	—
Compensation Actually Paid (CAP)	2,769,462	1,888,585	5,229,796

Adjustments to determine average CAP for Other NEOs

	2023 Average of Other NEOs ($)	2022 Average of Other NEOs ($)	2021 Average of Other NEOs ($)
Adjustments to determine average CAP for Other NEOs			
SCT Total Compensation	845,606	911,392	826,834
SCT Pension Adjustments			
Deduction for change in pension values reported in the SCT	—	—	(8,159)
SCT stock award adjustments:			
Deduction for stock award amounts reported in the SCT	(239,170)	(209,958)	(189,856)
SCT stock option adjustments:			
Deduction for stock option grant amounts reported in the SCT	(65,880)	(58,691)	(93,022)
Unvested equity awards granted during fiscal year:			
Fair value of current year unvested awards at year end	203,630	171,207	512,042
Unvested equity awards granted in prior fiscal years:			
Change in fair value from prior year end to current year end	101,164	(131,072)	343,529
Vested equity awards granted in prior fiscal years:			
Change in fair value from prior year end to vesting date	47,811	66,666	85,869
Vested equity awards granted during fiscal year:			
Fair value of current year vested awards at vesting date	34,416	26,323	—
Dividends and other earnings paid during fiscal year:			
Dividends and other earnings paid during fiscal year prior to vesting date	3,078	4,789	3,836
Compensation Actually Paid (CAP)	930,655	780,656	1,481,073

(3) TSR is calculated based on a fixed investment of one hundred dollars measured from the market close on September 30, 2020 (the last trading day of fiscal 2020) through and including the end of each fiscal year reported in the table.

(4) Our peer group used for the TSR calculation is the Peer Group defined in our Annual Report on Form 10-K for fiscal 2023. The companies included in the Peer Group Index are: ATI Inc. (formerly Allegheny Technologies, Inc.), Carpenter Technology Corporation, Commercial Metals Company, Howmet Aerospace Inc., Insteel Industries, Inc., Kaiser Aluminum Corporation, Materion Corporation, Olympic Steel, Inc., and Universal Stainless & Alloy Products, Inc.

(5) Our company-selected measure, which is the measure we believe represents the most important financial performance measure not otherwise presented in the table above that we use to link CAP to our NEOs for fiscal 2023 to our Company's performance, is cumulative 3-year relative TSR rank.

Relationship between Pay and Performance

The charts shown below present a graphical comparison of CAP to our PEO and the average CAP to our Other NEOs set forth in the Pay Versus Performance Table above, as compared against the following performance measures: our (1) TSR, (2) peer group TSR, (3) net income, and (4) Cumulative Relative TSR Ranking (3-Year). The charts also provide a comparison of our TSR to the peer group TSR for the three-year period.

CAP Versus Company and Peer Group TSR



CAP vs. Company and Peer Group TSR

	FY21	FY22	FY23
PEO CAP	$5,230	$1,889	$2,769
NEO CAP	$1,481	$781	$931
Haynes TSR	$225	$217	$292
Peer Group TSR	$180	$188	$285

TSR in the above chart, in the case of both the Company and our peer group, reflects the cumulative return of $100 as if invested on September 30, 2020, including reinvestment of any dividends.

CAP Versus Net Income

CAP vs. Net Income

	FY21	FY22	FY23
PEO CAP	$5,230	$1,889	$2,769
NEO CAP	$1,481	$781	$931
Net Income	-$8,683	$45,087	$41,975

CAP Versus Cumulative 3-year Relative TSR Rank



Performance Measures

The following list identifies the three performance measures (two financial and one non-financial) used by our Compensation Committee to link compensation actually paid to our NEOs in fiscal 2023 to company performance, calculated in accordance with SEC regulations. The role of each performance measure on our NEOs' compensation is discussed in the Compensation Discussion and Analysis above.

Net Income

Cumulative 3-Year Relative TSR Percentile Rank

Total Case Incident Rate (TCIR)

PROPOSAL NO. 7. ADVISORY VOTE ON EXECUTIVE COMPENSATION

As described in detail under the heading "Executive Compensation," our executive compensation programs are designed to attract, motivate, and retain talented executives. In addition, the programs are structured to create an alignment of interests between our executives and stockholders so that a significant portion of each executive's compensation is linked to maximizing stockholder value. Under the programs, our Named Executive Officers are provided with opportunities to earn rewards for the achievement of specific annual and long-term goals that are directly related to our short-term and long-term success.

Please read the "Compensation Discussion and Analysis" section above and the compensation tables and narratives that follow for additional details about our executive compensation philosophy and programs, including information about the fiscal 2023 compensation of our Named Executive Officers.

The Compensation Committee continually reviews our compensation programs to ensure they achieve the desired objectives. As a result of its review process, in fiscal 2023 the Compensation Committee took the following actions with respect to our executive compensation practices:

- established corporate performance goals under the MIP based on our attainment of net income and safety metrics creating a clear and direct relationship between executive pay and corporate performance;

- made grants of restricted stock subject to time-based vesting and PSAs subject to the achievement of performance conditions, in order to reward executive officers for the achievement of both long-term and strategic goals;

- established base salary and overall compensation at levels that are in line with those of individuals holding comparable positions and producing similar results at other multi-national corporations of similar size, value and complexity; and

- designed the elements of our compensation program to retain and incentivize the Named Executive Officers and align their interests with those of our stockholders.

We seek your advisory vote on the compensation of our Named Executive Officers. We ask that you support the compensation of the Named Executive Officers as described in this proxy statement by voting in favor of this proposal. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of the Named Executive Officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers and the philosophy, policies and practices described in this proxy statement. The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee, or the Board of Directors. The Board of Directors and the Compensation Committee will review the voting results and consider them, along with any specific insight gained from our stockholders and other information relating to the stockholder vote on this proposal, when making future decisions regarding executive compensation.

The Board of Directors unanimously recommends that stockholders vote *FOR* this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the Annual Report on Form 10-K for the year ended September 30, 2023, with the Company's management and the independent auditors. These reviews included quality, not just acceptability, of accounting principles, reasonableness of significant judgments and clarity of disclosures in financial statements. Management is responsible for the financial statements and the reporting process, including administering the systems of internal control. The independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, as well as expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Commission. In addition, the Audit Committee has discussed with the Company's independent registered public accounting firm such firm's independence from the Company and its management, including the matters in the written disclosures and letter received by the Audit Committee, as required by *Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees*, as amended, and considered the compatibility of non-audit services with such firm's independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended September 30, 2023 for filing with the SEC, and the Board of Directors has so approved the audited financial statements.

Respectfully submitted,

Brian Shelton, Chair
Dawne S. Hickton
Alicia B. Masse

PROPOSAL NO. 8. RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with its charter, the Audit Committee has selected the firm of Deloitte & Touche LLP ("Deloitte"), an independent registered public accounting firm, to be the Company's auditors for the fiscal year ending September 30, 2024, and the Board of Directors is asking stockholders to ratify that selection. The Company is not required to have the stockholders ratify the selection of Deloitte as the independent auditor. The Company nonetheless is doing so because the Company believes it is a matter of good corporate practice. If the stockholders do not ratify the selection, the Audit Committee will reconsider the retention of Deloitte, but ultimately may decide to retain Deloitte as the Company's independent auditor. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time if it determines that such a change would be in the best interests of the Company and its stockholders. Before selecting Deloitte, the Audit Committee carefully considered that firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, including the firm's efficiency, integrity, and competence in the fields of accounting and auditing. The Company has been advised by Deloitte that neither it nor any of its associates has any direct or material indirect financial interest in the Company.

Deloitte has acted as the independent registered public accounting firm for Haynes and its predecessors since 1998. Its representatives are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions concerning the audit of the Company's financial statements.

Audit Fees—We have paid, or expect to pay, audit fees (including cost reimbursements) to Deloitte for the fiscal years ended September 30, 2022 and 2023, including fees for an integrated audit which included the Sarbanes-Oxley attestation audit and reporting to the SEC, of $1,127,608 and $1,256,204, respectively.

Audit-Related Fees—We have paid, or expect to pay, fees (including cost reimbursements) to Deloitte for audit-related services during fiscal 2022 and 2023 of $7,613 and $7,793, respectively. These services are related primarily to benefit plan audits and special projects.

Tax Fees—We have paid, or expect to pay, fees (including cost reimbursements) to Deloitte for services rendered related to tax compliance, tax advice and planning during fiscal 2022 and 2023 of $414,963 and $476,811, respectively. Services included preparation of federal and state tax returns, tax planning and assistance with various business issues including correspondence with taxing authorities.

All Other Fees—We did not incur any additional fees for services rendered by Deloitte in the fiscal years ended September 30, 2022 and 2023.

The Audit Committee reviewed the audit and non-audit services rendered by Deloitte and concluded that such services were compatible with maintaining the auditors' independence. All audit and non-audit services performed by our independent registered public accounting firm are approved in advance by the Board of Directors or the Audit Committee to ensure that such services do not impair the auditors' independence.

Our policies require that the scope and cost of all work to be performed for the Company by our independent registered public accounting firm must be pre-approved by the Audit Committee. Prior to the commencement of any work by the independent registered public accounting firm on behalf of the Company, the independent registered public accounting firm provides an engagement letter describing the scope of the work to be performed and an estimate of the fees. The Audit Committee and the Chief Financial Officer must review and approve the engagement letter and the fee estimate before authorizing the engagement. The Audit Committee pre-approved 100% of the services rendered by Deloitte in fiscal 2022 and 2023.

The Board of Directors unanimously recommends that stockholders vote *FOR* this proposal.

OTHER MATTERS

As of the date of this proxy statement, the Board has no knowledge of any matters to be presented for consideration at the Annual Meeting other than those referred to above. If (a) any matters unknown to the Board as of the date of this proxy statement should properly come before the Annual Meeting; (b) a person not named herein is nominated at the Annual Meeting for election as a director because a nominee named herein is unable to serve or for any reason will not serve; (c) any proposals properly omitted from this proxy statement and the form of proxy should come before the Annual Meeting; or (d) any matters should arise incident to the conduct of the Annual Meeting, then the proxies will be voted with respect to such matters in the discretion of the proxy holders, who intend to vote on any such matters in accordance with their best judgment.

By Order of the Board of Directors,

Angela M. Kohlheim

Angela M. Kohlheim
Vice President, General Counsel and Corporate Secretary

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-33288

HAYNES INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**06-1185400**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1020 West Park Avenue, Kokomo, Indiana	**46904-9013**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(765) 456-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	**HAYN**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to section 12(g) of the Act: **None**.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting Company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes   ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of March 31, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $437,446,639 based on the closing sale price as reported on the NASDAQ Global Market. Shares of common stock held by each executive officer and director and by each person who owns 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination that any such person is an affiliate of the registrant and there may be other persons who are affiliates.

12,753,936 shares of Haynes International, Inc. common stock were outstanding as of November 16, 2023.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant's Proxy Statement to be delivered to stockholders in connection with the 2024 Annual Meeting of Stockholders have been incorporated by reference into Part III of this report.

TABLE OF CONTENTS

This Annual Report on Form 10-K contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. All statements other than statements of historical fact, including statements regarding market and industry prospects and future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. In many cases, you can identify forward-looking statements by terminology, such as "may", "should", "expects", "intends", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. The forward-looking information may include, among other information, statements concerning the Company's outlook for fiscal year 2024 and beyond, overall volume and pricing trends, cost reduction strategies and their anticipated results, market and industry trends, capital expenditures, expected borrowings under the Company's revolving credit facility and dividends. There may also be other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are difficult to predict and are generally outside the Company's control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, without limitation, those risks set forth in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

The Company has based these forward-looking statements on its current expectations and projections about future events. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based upon those assumptions also could be incorrect.

Except to the extent required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1. Business

Overview

Haynes International, Inc. ("Haynes", "the Company", "we", "our" or "us") is one of the world's largest developers, producers, and distributors of technologically advanced high-performance nickel- and cobalt-based alloys. The Company's products, which are sold primarily into the aerospace, chemical processing and industrial gas turbine industries, consist of high-temperature resistant alloys, or ("HTA") products, and corrosion-resistant alloys, or ("CRA") products. HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace market, gas turbine engines used for power generation and industrial heating equipment. CRA products are used in applications that require resistance to very corrosive media found in chemical processing, power plant emissions control and waste treatment. Haynes high-performance alloy sales in sheet, coil and plate forms, in the aggregate, represented approximately 64% of net product revenues in fiscal 2023. The Company also produces its products as seamless and welded tubulars, which represented approximately 12% of fiscal 2023 net product revenues and in wire form, which represented approximately 6% of fiscal 2023 net product revenues and in slab, bar and billet form which, in the aggregate, represented approximately 18% of fiscal 2023 net product revenues.

The Company has manufacturing facilities in Kokomo, Indiana; Arcadia, Louisiana; and Mountain Home, North Carolina. The Kokomo facility specializes in flat products, the Arcadia facility specializes in tubular products, and the Mountain Home facility specializes in wire and small diameter bar products. The Company's products are sold primarily through its direct sales organization, which includes 11 service and/or sales centers in the United States, Europe and Asia. All of these centers are Company-operated. In fiscal 2023, approximately 75% of the Company's net revenue was generated by its direct sales organization, and the remaining 25% was generated by a network of independent distributors, resellers and sales agents that supplement the Company's direct sales efforts primarily in the United States, Europe and Asia, some of whom have been associated with the Company for over 30 years.

A key strength of the Company is innovation through developing new alloys and developing new applications for its new and existing alloys. This strength combined with our unique business model that utilizes both the mill and Company-owned service centers provides exceptional customer service with short lead times, smaller quantities and value-add cutting operations. The Company has leveraged these strengths with a focused strategy of providing high-value differentiated products and services, and realizing variable cost reductions. This has resulted in a 25% reduction in our volume breakeven point, which provides incremental margin strength as volumes rise.

Business Strategy

The Company's strategy is pursued within the overarching goal of safety, which continues to be the Company's core priority. Its approach to safety includes providing leadership on awareness, communication, accountability, and process change. In addition to its ongoing focus on safety, the Company seeks to continue to improve its business performance, which includes providing high-value differentiated products and services, and pricing for that value. This is combined with pursuing reduced costs, including yield and process improvements, with the result being expansion of its gross margin percentage and a significant reduction in its breakeven point.

The Company's performance business metrics have improved significantly versus historical periods, including a 25% reduction in its volume breakeven point from roughly 5 million pounds shipped to 3.7 million pounds shipped per quarter with the current product mix. This lower breakeven point has enabled the Company to capitalize on increasing volumes shipped which has resulted in the improvement of our gross margin as a percentage of sales.

While maintaining this improvement focus, the Company continues to evaluate new opportunities and applications for its products, particularly in its core markets of aerospace, chemical processing and industrial gas turbines, but also in the areas of renewable clean energy sources and other developing technologies relating to environmental and climate change issues. These opportunities include new generation jet engines with better fuel efficiency and fewer emissions, as well as the use or consideration for use of HAYNES® alloys in advanced ultra-supercritical power plants, concentrated solar power, fuel cells, molten salt nuclear reactors, waste-to-energy, hydrogen production, and use of supercritical-CO_2 power cycles for energy generation. Innovation is a foundational strength of the Company.

The following provides further discussion on certain focus initiatives that are core to this strategy.

- *Ensure the Company is compensated for the high-value differentiated products and services it provides.* The Company favorably adjusted pricing year-over-year; which is expected to continue as additional agreements are renewed. These price increases are in addition to raw material price increases and contribute to improving margins.

- *Optimize processes to reduce costs.* The Company continues to pursue operational improvements, which include specific variable cost reduction projects. This ongoing pursuit includes initiatives in many different areas such as material management, productivity enhancements, yield and efficiency improvements and process optimization. These cost reductions are sustainable and expected to have a larger favorable impact with increasing volumes.

- *Increase production and sales volumes.* The Company is focused on increasing production activity and top-line sales volumes in response to the higher backlog driven by increased customer demand. This has included increasing production headcount and investing in inventory to increase volumes produced. Given the long production cycle of the Company's high-performance alloys, an increase in primary melting results in an increase in work-in-process inventory and represents a use of cash until the sales volume grows to be more in-balance with the melting. Borrowings on the Company's credit facility were required for this investment, but operating cash generation is expected going forward.

- *Capitalize on strategic equipment investment and outsourcing opportunities.* The Company expects to continue to improve return on investment from capital invested in manufacturing facilities and equipment. Future equipment investment is likely to focus on increasing production capacity and capabilities for high-value premium products. In addition to in-house equipment investment, strategic outsourcing opportunities have been evaluated and pursued in certain cases.

- *Increase revenues by inventing new alloys, developing new applications and expanding into new markets.* The Company believes it is an industry leader in inventing new alloys to meet the specialized and demanding requirements of the markets we serve. The Company continues to work closely with customers and end users of its products to identify opportunities to develop and manufacture new high-performance alloys. The Company's technical programs have yielded many new proprietary alloys with multiple applications, an accomplishment that the Company believes distinguishes it from its competitors.

    Developing new applications for its new and existing alloys is also a key strength and strategy of the Company. The Company leverages its technical expertise to develop unique applications for its products, especially proprietary and specialty alloys that can yield higher margins. These new applications, including use in unique special projects and new programs, are an important part of the Company's growth and profitability strategy.

    Through the development of new alloys and new applications, the Company is seeking to participate in additional markets with new revenue streams beyond the core markets of aerospace, chemical processing and industrial gas turbines. The Company believes that medical/pharmaceutical, consumer electronics, petrochemical and emerging technologies such as renewable and clean energy, hydrogen production and next-generation nuclear power generation all present possible growth opportunities for its products.

- *Increase revenues and provide additional product and service differentiation by providing value-added processing services and leveraging the Company's global distribution network.* The Company believes that its network of Company-owned service and sales centers throughout the United States, Europe and Asia distinguishes it from its competitors, many of whom operate only mills. The Company's service and sales centers enable it to develop close customer relationships through direct interaction with customers and to respond to customer orders quickly, while also providing value-added cutting services such as laser, plasma and water-jet cutting. These services allow the Company's customers to minimize their processing costs and outsource non-core activities.

- *Increase market share by leveraging its unique business model.* Haynes is both a mill and a service center. This business model focuses on superior customer service and allows for mill flexibility and value-added services for the customer as described above. The Company's strategy leverages this differentiator to grow market share, as reflected by its growth rates.

- *Continue to expand the Company's environmental, social, and governance (ESG) initiatives.* The Company is committed to a culture of openness, trust and integrity in all aspects of its business. These high standards governing business conduct are for the good of the Company, its employees, its stockholders, its customers and the communities in which it operates. The Company has a number of policies in place governing ethical conduct and believes that all people should be treated with respect in an inclusive and diverse environment. In addition, the Company has always been conscious of its environmental impact and is actively working to lighten its carbon footprint. As part of our environmental efforts, we completed two solar power projects; one at our North Carolina facility that is providing over 50% of the electricity needed to power that facility and a second solar installation at our Louisiana tubular facility. Another important ESG consideration is the customers' use of the Company's products. Ever-increasing demand for more efficient, cleaner and renewable energy by businesses aligned with ESG principles has led to the development of several emerging technologies that require high-performance alloys for demanding operating conditions, making Haynes' products an integral part of many energy solutions designed to be more environmentally friendly.

- *Increase profitability through strategic acquisitions and alliances.* The Company intends to continue to examine opportunities that enable it to enhance stockholder value. These may include product line additions, market expansion or other commercial or cost opportunities. The Company also plans to continue to evaluate strategic relationships in the industry in order to enhance its competitive position and relationships with customers.

- *Focus on eliminating the U.S. Pension Liability.* The Company also established strategies to de-risk its U.S. pension plan and strive to decrease and eventually eliminate the associated liability, which was the largest liability on its balance sheet three years ago. The U.S. pension plan net liability was $105 million at the beginning of fiscal 2021 and decreased to $14 million at the end of fiscal 2023; a drop of $91 million over the three-year period. This strategy included a lump-sum contribution of $15 million into the plan in fiscal 2021 in addition to normal contributions of $6 million in each of fiscal 2021, 2022 and 2023. A glide path was adopted in fiscal 2021 to help secure funding improvements including a customized liability-driven investing (LDI) strategy designed to reduce interest rate risk and equity risk. At the end of fiscal 2023, the plan's funding percentage was approximately 94%.

- **Optimize its allocation of capital.** The Company believes that its best use of capital can differ in times when the markets that we serve are in a high growth period as opposed to when those markets are in decline. We will focus on cash generation in times when the backlog is level or in decline and allocate that capital towards debt reduction, pension funding or share re-purchases. Conversely, at the beginning of a growth cycle, capital may be allocated towards building inventory to support a higher level of business. The Company continues to reinvest in the business with capital expenditures as well as a consistent dividend returned to stockholders.

Products

The global specialty alloy market includes stainless steel, titanium alloys, general-purpose nickel alloys and high-performance nickel- and cobalt-based alloys. The Company believes that the high-performance alloy sector represents less than 10% of the total specialty alloy market. The Company competes primarily in the high-performance nickel- and cobalt-based alloy sectors, which includes HTA products and CRA products. In fiscal 2021, 2022 and 2023, HTA products accounted for approximately 75%, 79% and 85%, respectively, of the Company's net revenues, and sales of the Company's CRA products accounted for approximately 25%, 21% and 15%, respectively, of the Company's net revenues. These percentages are based on data which include revenue associated with sales by the Company to its foreign subsidiaries, but exclude revenue associated with sales by foreign subsidiaries to their customers. Management believes, however, that the effect of including revenue data associated with sales by its foreign subsidiaries would not materially change the percentages presented in this section.

High-temperature Resistant Alloys. HTA products are used primarily in manufacturing components for the hot sections of gas turbine engines. Stringent safety and performance standards in the aerospace industry result in development lead times typically as long as eight to ten years in the introduction of new aerospace-related market applications for HTA products. However, once a particular new alloy is shown to possess the properties required for a specific application in the aerospace market, it tends to remain in use for extended periods. HTA products are also used in gas turbine engines produced for use in applications such as naval and commercial vessels, electric power generation, power sources for offshore drilling platforms, gas pipeline booster stations and emergency standby power generators. Our HTA products offer excellent resistance to oxidation, sulfidation, metal dusting, and other high-temperature degradation modes. As such, the Company expects our HTA products to be relevant in emerging technologies for lowering carbon footprints, while chemical, petrochemical, and several other industries could also create additional long-term growth opportunities.

Corrosion-resistant Alloys. CRA products are used in a variety of applications, such as chemical and petrochemical processing, power plant emissions control, hazardous waste treatment, sour gas production and pharmaceutical vessels. Historically, the chemical processing market has represented the largest end-user sector for CRA products. The Company believes the chemical processing market continues to represent an area of potential long-term growth since CRA product purchases can be driven by reoccurring maintenance, a need to improve safety, and a need to improve environmental protections by minimizing alloy degradation. Moreover, the Company also sees the availability of abundant natural gas as a feedstock for chemicals as a potential for long term growth for our CRA products. In addition to the use of CRA products in the chemical and petrochemical processing industry, the Company has seen an increased demand for some of these alloys in applications such as gas-to-liquid and synthetic gas operations. Higher operating temperatures and harsher environmental conditions can improve efficiency in certain applications and, consequently, high-temperature, corrosion-resistant alloys are used to enable these technologies. Unlike aerospace applications within the HTA product market, the development of new market applications for CRA products generally does not require long lead times.

Material Resources

Patents and Trademarks

The Company currently maintains a total of approximately 17 published U.S. patents and applications and approximately 227 foreign counterpart patents and applications targeted at countries with significant or potential markets for the patented products. Since fiscal 2003, the Company's technical programs have yielded nine new proprietary alloys. The alloys being commercialized saw significant further advancement in the process during fiscal 2021, 2022 and 2023.

The Company will continue to develop and actively promote new alloys through customer engineering visits, technical presentations, and publication of technical papers for industry and academia.

In the aerospace, industrial gas turbine, and other high temperature alloys markets one of the alloys that has already seen significant commercial success is HAYNES® 282® alloy. This alloy has an excellent combination of high temperature strength, formability and fabricability. There have been a significant number of customer tests and evaluations of this product for the hot sections of gas turbines in the aerospace and industrial gas turbine markets, and for other high temperature applications. The alloy is specified into major aerospace and industrial gas turbine applications, as well as for certain high temperature components in the automotive and industrial applications. The American Society of Mechanical Engineers ("ASME") code case for this alloy was approved in fiscal 2021. The code case will help further expand the use of the alloy into pressure vessel and boiler applications requiring ASME approvals. Another new alloy for use in the aerospace and industrial gas turbine markets is HAYNES® 244® alloy. It combines high strength to 1400 degrees Fahrenheit with a low coefficient of thermal expansion. Commercialization is ongoing for this alloy, and it has been specified into certain aerospace engine programs and is being evaluated on others.

Our customers in the chemical processing industry and corrosion resistance alloys markets have extensive applications for HASTELLOY® G-35® alloy, particularly in wet phosphoric acid production. Commercialization is ongoing for HASTELLOY® HYBRID-BC1® alloy. HYBRID-BC1® alloy is a CRA product with applications in the chemical processing and petrochemical industries that has demonstrated resistance to hydrochloric and sulfuric acids as well as several organic acids. Most recently the alloy has found applications in agrichemical and refinery industries, as well as chemical processing applications that are growing as a result of the manufacturing of electric vehicle batteries. These applications are further expanding the use of the alloy. Management expects demand for these specialty and proprietary alloys will continue to grow in chemical processing and other markets.

In the oil and gas industry, HASTELLOY® C-22HS® alloy has found multiple applications. Commercialization of this alloy continues, as is the testing, evaluation, and promotion of this alloy with special emphasis on applications for this industry.

In addition to the successful commercialization of the above alloys, the Company continues to develop applications for three new alloys which are still being scaled up at the mill and are in the early stages of the commercialization process. HAYNES® HR-224® alloy is an HTA product with superior resistance to oxidation and excellent fabricability, and is being assessed in certain current and emerging technology applications. HAYNES® HR-235® alloy has excellent resistance to metal dusting in high temperature carbonaceous environments. Good progress in developing new applications for the alloy for petrochemical and syngas production applications has been made this past fiscal year. Most recently, HAYNES® 233® alloy was introduced to provide excellent oxidation resistance coupled with superior creep strength at temperatures to 2100°F or higher. The Company believes this combination of properties has not been previously achieved in a readily fabricable alloy. Commercialization for this alloy is ongoing and significant progress has been made over the past year in developing applications for this new alloy in aerospace, industrial gas turbines, power generation and other high temperature applications.

Patents or other proprietary rights are an important element of the Company's business. The Company's strategy is to file patent applications in the U.S. and any other country that represents an important commercial market. In addition, the Company seeks to protect technology that is important to the development of the Company's business. The Company also relies upon trade secret rights to protect its technologies and its development of new processes, applications and alloys. The Company protects its trade secrets in part through confidentiality and proprietary information agreements with its customers and employees. Trademarks on the names of many of the Company's alloys have also been applied for or granted in the U.S. and certain foreign countries.

While the Company believes its patents are important to its competitive position, significant barriers to entry may exist beyond the expiration of any patent period. These barriers to entry include the unique equipment required to produce these materials and the exacting processes required to achieve the desired metallurgical properties. These processing requirements include optimal melting and thermo-mechanical processing parameters for each alloy. Management believes that the current alloy development programs and these barriers to entry reduce the impact of patent expirations on the Company.

<u>Raw Materials</u>

Raw materials represented an estimated 48% of cost of sales in fiscal 2023. Nickel, a major component of many of the Company's products, accounted for approximately 43% of raw material costs, or approximately 21% of total cost of sales in fiscal 2023. Other key raw materials include cobalt, chromium, molybdenum and tungsten. Melt materials consist of virgin raw material, purchased scrap and internally produced scrap.

The average nickel prices per pound for cash buyers for the 30-day periods ended on September 30, 2021, 2022 and 2023, as reported by the London Metals Exchange, were $8.80, $10.28 and $8.90, respectively. Prices for certain other raw materials that are significant in the manufacture of the Company's products, such as cobalt and chromium, were lower in fiscal 2023 compared to fiscal 2022, while molybdenum was higher in fiscal 2023 compared to fiscal 2022.

The Company's business model includes mill manufacturing and global distribution facilities, which create a long working capital cycle and contribute to a long position as it relates to commodity price risk, especially for product sold out of distribution facility inventory at spot prices. In addition, the type of high-performance products the Company produces require multiple production steps to create the final yielded product that is sold to the customer. These refining steps generate high revert scrap pounds that are recycled back through the melt at metal value. This scrap cycle also contributes to a long position as it relates to commodity price risk.

Although alternative sources of supply are available, the Company currently purchases nickel through an exclusive arrangement with a single supplier to ensure consistent quality and supply. The Company purchases raw materials through various arrangements including fixed-term contracts and spot purchases, which involve a variety of pricing mechanisms. In cases where the Company prices its products at the time of order placement, the Company attempts to establish selling prices with reference to known costs of materials, thereby reducing the risk associated with changes in the cost of raw materials. However, to the extent that the price of nickel fluctuates rapidly, there may be a favorable or unfavorable effect on the Company's gross profit margins. The Company periodically purchases material forward with certain suppliers in connection with fixed price agreements with customers.

The Company values inventory utilizing the first-in, first-out ("FIFO") inventory costing methodology. Under the FIFO inventory costing method, the cost of materials included in cost of sales may be different from the current market price at the time of sale of finished product due to the length of time from the acquisition of the raw material to the sale of the finished product. In a period of decreasing raw material costs, the FIFO inventory valuation method normally results in higher costs of sales as compared to the last-in, first out method. Conversely, in a period of rising raw material costs, the FIFO inventory valuation method normally results in lower costs of sales as compared to the last-in, first out method.

End Markets

The global specialty alloy market includes stainless steels, titanium alloys, general purpose nickel alloys and high-performance nickel- and cobalt-based alloys. Of this total market, the Company competes primarily in the high-performance nickel- and cobalt-based alloy sectors which require highly specialized alloys that can meet the demanding materials' needs of the applications in the high growth markets such as Aerospace, CPI, IGT, Emerging Technologies, to name a few. Compared to the stainless steels and general-purpose nickel alloys markets, the Company believes that the high-performance alloy sector provides greater growth potential and opportunities for higher price differentiation and profit margins. This is due to the technologically demanding nature of the applications, products, strict customer requirements and higher-growth end markets.

The Company believes it is an industry leader in developing new alloys to meet its customers' specialized and demanding requirements. The Company continues to work closely with customers and end users of its products to identify opportunities to develop and manufacture new high-performance alloys. The Company's technical programs have yielded many new proprietary alloys with multiple applications, an accomplishment that the Company believes distinguishes it from its competitors.

Developing new applications for its new and existing alloys is also a key strength and strategy of the Company. The Company leverages its technical expertise to develop unique applications for its products, especially proprietary and specialty alloys that can yield higher margins. These new applications, including use in unique special projects and new programs, are an important part of the Company's growth and profitability strategy.

Aerospace. The Company has manufactured HTA products for the aerospace market since the late 1930s and has developed numerous proprietary alloys for this market. Customers in the aerospace market tend to be the most demanding with respect to meeting specification requirements, precise tolerances and achieving new product performance standards. Stringent safety standards and continuous efforts to reduce equipment weight, reduce emissions, and develop more fuel-efficient designs require close coordination among the Company, the aero-engine original equipment manufacturer ("OEMs"), and their customers in the selection and development of HTA products. As a result, sales to aerospace customers tend to be made through the Company's direct sales force. Demand for the Company's products in the aerospace market is based on the new and replacement market for jet engines and the maintenance needs of operators of commercial and military aircraft. The Company's HTA products are used for static components in the hot sections of aircraft engines. The hot sections are subjected to substantial wear and tear and require periodic maintenance, repair and overhaul. The Company views the maintenance, repair and overhaul ("MRO") business as an area of continuing long-term growth. The Company is aware of decarbonization efforts by the aviation industry, which involves improved operational efficiency, the use of sustainable aviation fuel ("SAF") and hydrogen as a fuel source for the next-generation engines. The Company believes this may be a growth area as aero engines run hotter and in harsher conditions thereby requiring advanced HTA products, such as HAYNES® 233® alloy. Additionally, commercial aircraft, military aircraft, and the space technology markets are experiencing continued growth using wrought and additive manufacturing technology with our HTA products. Three of our newest alloys that are enabling new technologies with wrought and additive manufactured products are HAYNES® 282® alloy, HAYNES® 244® alloy and HAYNES® 233® alloy.

Chemical Processing. The chemical processing market represents a large base of customers with diverse CRA and HTA applications driven by demand in key end-use markets such as automobiles, housing, health care, biopharmaceuticals, agriculture and metals production. Both CRA and HTA products supplied by the Company have been used in the chemical processing market since the early 1930s. Demand for the Company's products in this market is driven by the level of MRO and expansion requirements of existing chemical processing facilities, as well as the construction of new facilities. The expansion of manufacturing of chemicals from natural gas in North America is expected to be a driver of demand in this market. In addition, the Company believes the extensive worldwide network of Company-owned service and sales centers, as well as its network of independent distributors and sales agents who supplement the Company's direct sales efforts outside of the U.S., provide, in certain cases, a competitive advantage in marketing its CRA and HTA products in the chemical processing market.

Industrial Gas Turbine (IGT). Demand for the Company's products in the industrial gas turbine market is driven primarily by utility-scale electricity generation, both for base load as well as for backup generation during times of peak power demand. The benefit of these turbines are their relatively low cost, high efficiency, rapid response and reliability, especially as weather-controlled renewables have become major sources of electricity. An additional demand consideration is the drive to lower emissions from coal-fired generating facilities, since natural gas has gained acceptance as a cleaner, lower-cost alternative to coal. Industrial gas turbines are also used for power and propulsion in certain classes of ships and ferries, most commonly as derivatives of popular aero turbine engines. Demand is also generated by mechanical drive units used for oil and gas production and pipeline transportation and for back-up sources of power generation for hospitals and shopping malls. The Company also has a strong presence in micro turbine applications, which provide decentralized power and thermal heating for many key markets including as backups for renewable energy. The turbine hot sections are subjected to substantial wear and require periodic maintenance, and this MRO business is viewed by the Company as an area of continuing long-term growth. The Company's products have allowed turbines to operate at higher temperatures and efficiencies for much longer service intervals than had been previously achieved. The Company believes that multiple OEMs are modernizing their turbine models to use from 30% up to 100% hydrogen as fuel. Hydrogen as a fuel may dramatically decarbonize turbines and prepare the IGT market for future environmental regulations. The Company is supporting customers to enable the use of hydrogen as an alternative fuel for next-generation gas turbines.

Other Markets. Other markets in which the Company sells its HTA products and CRA products include flue-gas desulfurization (FGD), oil and gas, waste incineration, industrial heat treating, automotive, thermocouples, sensors and instrumentation, biopharmaceuticals, solar and nuclear fuel. The Company also sells its products for use in the oil and gas market, primarily in connection with sour gas production. In addition, incineration of municipal, biological, industrial and hazardous waste products typically produces very corrosive conditions that demand high performance alloys. Our alloys, such as ULTIMET® alloy, are also actively marketed and used in wear and tear – corrosion applications. The Company continues to look for opportunities to introduce and expand the use of its alloys in emerging technologies such as solar, fuel cells, emerging battery technologies, ultra-supercritical steam and supercritical-CO2 power plants, hydrogen production, and molten salt nuclear reactor applications. Markets capable of providing growth are being driven by increasing performance, reliability and service life requirements for products used in these markets, which could provide further applications for the Company's products.

Through development of new alloys and new applications, the Company continues to seek to participate in additional markets with new revenue streams beyond the core markets of aerospace, chemical processing and industrial gas turbine industries. The Company believes that wear, medical/pharmaceutical, consumer electronics, petrochemical and emerging technologies such as renewable and clean energy, hydrogen production, next-generation nuclear power generation and additive manufacturing all present possible significant growth opportunities for its products.

Sales and Marketing and Distribution

The Company sells its products primarily through its direct sales organization, which operates from 14 total locations in the U.S., Europe and Asia, 11 of which are service and/or sales centers. All of the Company's service and/or sales centers are operated either directly by the Company or through its direct or indirect wholly-owned subsidiaries. Approximately 75% of the Company's net revenues in fiscal 2023 were generated by the Company's direct sales organization. The remaining 25% of the Company's fiscal 2023 net revenues were generated by a network of independent distributors and sales agents who supplement the Company's direct sales in the U.S., Europe and Asia. Going forward, the Company expects its direct sales force to generate approximately 75% of its total net revenues.

Providing technical assistance to customers is an important part of the Company's marketing strategy. The Company provides performance analyses of its products and those of its competitors for its customers. These analyses enable the Company to evaluate the performance of its products, enabling the products to be included as part of the technical specifications used in the production of customers' products. The Company's market development professionals are assisted by its engineering and technology staff in directing the sales force to new opportunities. Management believes the Company's combination of direct sales, technical marketing, engineering and customer support provides an advantage over other manufacturers in the high-performance alloy industry. This framework allows the Company to obtain direct insight into customers' alloy needs and to develop proprietary alloys that provide solutions to customers' demanding applications.

While the Company continues to make concentrated efforts to expand foreign sales, the majority of its revenue continues to be from sales to U.S. customers. The Company's domestic expansion effort includes, but is not limited to, the continued development of new high-performance alloys, the addition of equipment in U.S. service and sales centers to improve the Company's ability to provide a product closer to the form required by the customer and the continued effort, through the technical expertise of the Company, to find solutions to customer challenges.

The following table sets forth the approximate percentage of the Company's fiscal 2023 net revenues generated through each of the Company's distribution channels.

	From Domestic Locations	From Foreign Locations	Total
Company mill direct/service and sales centers	51 %	24 %	75 %
Independent distributors/sales agents	24 %	1 %	25 %
Total	75 %	25 %	100 %

The Company's top twenty customers accounted for approximately 34%, 39% and 43% of the Company's net revenues in fiscal 2021, 2022 and 2023, respectively. No customer or group of affiliated customers of the Company accounted for more than 10% of the Company's net revenues in fiscal 2021, 2022 or 2023.

Manufacturing Process

High-performance alloys require an extensive knowledge of both the specific alloy systems, as well as the process parameters required to deliver a tightly controlled product to customer specifications. These products are tightly controlled from a chemistry standpoint and require specialized equipment capable of delivering the physical and metallurgical properties that our customers require for their specialized applications. The number of process steps are typically more extensive for these high-performance alloy systems as compared to what would be required for stainless or carbon steel products. This longer production cycle contributes to slower inventory turns. The Company manufactures its high-performance alloys in various forms, including sheet, coil, plate, billet/ingot, tubular, wire and other forms. The Company also performs value-added cutting services to supply certain customers with product cut to their specification.

At the Kokomo, Indiana facility, the manufacturing process begins with raw materials being combined, melted and refined in a precise manner to produce the chemical composition specified for each high-performance alloy. The Company's primary melt facility utilizes two different melting processes. The ARC/AOD process utilizes electric melting and gas refinement to remove carbon and other undesirable elements, thereby allowing more tightly-controlled chemistries, which in turn produce more consistent properties in the high-performance alloys. The other primary melt method utilizes vacuum induction melting, which involves the melting of raw materials through electromagnetic induction while under vacuum conditions to produce the desired tightly-controlled chemistry. The control systems allow for statistical process control monitoring in real time to improve product quality. For most high-performance alloys, this molten material is cast into electrodes and additionally refined through electro slag remelting. The resulting ingots are then forged or rolled to an intermediate shape and size depending upon the intended final product form. Intermediate shapes destined for flat products are then sent through a series of hot and cold rolling, annealing, pickling, leveling and shearing operations before being cut to final size.

The Company has a four-high Steckel rolling mill for use in hot rolling high-performance alloys, created specifically for that purpose. The four-high Steckel rolling mill was installed in 1982 and is one of the most powerful four-high Steckel rolling mills in the world. The mill is capable of generating over 12.0 million pounds of separating force and rolling a plate up to 72 inches wide. The mill includes integrated computer controls (with automatic gap control and programmed rolling schedules), two coiling Steckel furnaces and seven heating furnaces. Computer-controlled rolling schedules for each of the hundreds of combinations of product shapes and sizes the Company produces allow the mill to roll numerous widths and gauges to exact specifications without stoppages or changeovers.

The Company also operates a three-high hot rolling mill and a two-high hot rolling mill, each of which is capable of custom processing much smaller quantities of material than the four-high Steckel rolling mill. These mills provide the Company with significant flexibility in running smaller batches of varied products in response to customer requirements. The Company believes the flexibility provided by the three-high and two-high mills provides the Company with an advantage over its major competitors in obtaining smaller specialty orders.

The coil and sheet operation includes the ability to cold roll to tight tolerances, bright anneal, oxidize anneal and pickle, along with finishing processes that slit and cut to size. The Company has invested and successfully brought on-line additional cold rolling capability, as well as additional annealing capacity to support the added rolling capacity. This added annealing capacity gives the Company the ability to offer either bright annealed finish or annealed and pickled finish that will be determined by specifications, application or type of alloy.

The Company also produces bar and billet products through a series of bar mills and a forge press operation that is located at the Kokomo, Indiana facility.

The Arcadia, Louisiana facility uses nickel feedstock produced at the Kokomo facility to manufacture welded and seamless nickel alloy pipe, tubing and fittings, and purchases titanium extruded tube hollows to produce seamless titanium tubing. The manufacturing processes at Arcadia require cold pilger mills, weld mills, annealing furnaces, pickling facilities, and various finishing lines. The Company has also invested in specialized ultrasonic testing and eddy current testing equipment, including its own testing laboratory. The facility recently installed and is operating a 300 KW rooftop solar array. This solar array investment allows us to reduce annual carbon dioxide emissions by approximately 800,000 pounds.

The Mountain Home, North Carolina facility manufactures high-performance alloy wire and small diameter bar products. Finished wire, bar, and powder products are also warehoused at this facility for quick delivery. The 1MW solar array investment continues to produce 50% of the facility's baseline electrical demand.

Backlog

The Company defines backlog to include firm commitments from customers for delivery of product at established prices. At any given time, approximately 65% of the orders in the backlog include prices that are subject to adjustment based on changes in raw material costs. Historically, approximately 50% of the Company's backlog orders have shipped within six months and approximately 90% have shipped within 12 months. The backlog figures do not typically reflect that portion of the Company's business conducted at its service and sales centers on a spot or "just-in-time" basis. For additional discussion of backlog, see Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

Consolidated Backlog at Fiscal Quarter End

	2019	2020	2021	2022	2023
			(in millions)		
1st quarter	$ 237.8	$ 237.6	$ 145.1	$ 217.5	$ 408.2
2nd quarter	253.0	204.7	140.9	280.7	446.7
3rd quarter	254.9	174.6	150.9	338.2	468.1
4th quarter	235.2	153.3	175.3	373.7	460.4

Research and Technical Support

The Company's technology facilities are located at the Kokomo headquarters and consist of 19,000 square feet of offices and laboratories. The Company has six fully equipped technology testing laboratories, including a mechanical and wear test lab, a metallographic lab, an electron microscopy lab, a corrosion lab, a high-temperature lab and a welding lab. These facilities also contain a reduced scale, fully equipped melt shop and process lab. As of September 30, 2023, the technology, engineering and technological testing staff consisted of 28 persons, 16 of whom have engineering or science degrees, including 8 with doctoral degrees, with the majority of degrees in the field of metallurgical engineering or materials science.

During fiscal 2023, research and development projects were focused on new alloy development, new product form development, process modeling, supportive data generation, and new alloy concept validation, relating to products for the aerospace, industrial gas turbine, chemical processing and oil and gas industries. In addition, significant projects were conducted to generate technical data in support of major market application opportunities in areas such as renewable energy, fuel cell systems, biotechnology (including toxic waste incineration and pharmaceutical manufacturing) and power generation.

Competition

The high-performance alloy market is a highly competitive market in which eight to ten major producers participate in various product forms. The Company's primary competitors in flat rolled products include Special Metals Corporation, a subsidiary of Precision Castparts Corp. and ATI, Inc. The Company faces strong competition from domestic and foreign manufacturers of both high-performance alloys (similar to those the Company produces) and other competing metals. The Company may face additional competition in the future to the extent new materials are developed, such as plastics, ceramics or additive manufacturing that may be substituted for the Company's products. The Company also believes that it will face increased competition from non-U.S. entities, especially from competitors located in Eastern Europe and Asia. Additionally, in past years, the Company's domestic business has been challenged by a strong U.S. dollar, which makes the goods of foreign competitors less expensive to import into the U.S and makes the Company's products more expensive to export outside the U.S.

In past years, the Company experienced strong price competition from competitors which requires the Company to price its products competitively. The Company continues to respond to this competition through alloy and application development, increasing emphasis on service centers, offering value-added services, improving its cost structure and striving to improve delivery times and reliability.

Human Capital Resources

The Company values its workforce as one of its most important assets. Accordingly, the Company has adopted and maintains a number of programs and practices designed to attract and retain the best available personnel.

Succession and Recruitment

The Company has an organizational development and succession planning process in place for human capital strategic planning. The succession planning process evaluates performance, skillsets and leadership capabilities of employees to backfill strategic roles. Such succession plans have been utilized throughout the Company to prepare employees for future roles and leadership opportunities.

The Company attempts to promote from within when opportunities occur, given employee growth and progression. In addition to our internal corporate recruiter, the Company may also use external recruiters due to the challenging and competitive hiring environment. In order to encourage development of a future workforce for the Company, the Company continues to sponsor projects at Purdue University, as well as providing internships in various departments and locations throughout the Company.

Retirement and Exit Programs

The Company also utilizes exit interviews and on-boarding interviews to provide feedback regarding turnover and employee desires for growth and development. These interviews are also utilized to identify drivers of voluntary turnover and departures from the Company. Employee turnover rate and reasons, including voluntary and involuntary departures, are monitored annually. The global turnover rate in both fiscal 2022 and 2023 was 13%. Both voluntary and involuntary terminations, including retirements, are used to calculate the turnover rate.

Compensation Equity

The Company conducts inflation-adjusted compensation analysis to promote competitive compensation. This analysis takes into account ranges for the geographical area, education level and job title under consideration. The Company's Human Resources Department develops offers for new salaried employees and also develops and administers promotions to maintain the internal integrity of the compensation levels for comparable positions. The Company works with managers to ensure that high potential employees and those individuals with unique talents are appropriately developed and compensated. For example, the Board of Directors authorized a pool of restricted stock that can be used to compensate high potential employees and for retention purposes. The Compensation Committee, with the approval of the full Board in the case of Chief Executive Officer, determines annual salaries and other elements of compensation of the Company's executive management team, taking into account similarly situated executives employed by a peer group of companies while also considering input of the Compensation Committee's independent compensation consultant.

Diversity and Inclusion

The Company considers diversity as a criterion evaluated as a part of the attributes and qualifications a candidate possesses. The Company construes the notion of diversity broadly, considering differences in viewpoint, professional experience, education, skills and other individual qualities, in addition to race, gender, age, ethnicity and cultural backgrounds as elements that contribute to a diverse Company.

Management also considers similar broad concepts of diversity in its selection of vendors, contractors and other service providers. As a federal government subcontractor, the Company follows applicable federal rules and regulations relating to diversity and other matters, including reporting requirements.

Company Culture

The Company has controls in place relating to compliance with the Company's Code of Business Conduct and Ethics, including a requirement for annual employee certification of that code as well as an established whistleblower hotline and related procedures. In addition, human capital management, and more specifically employee hiring and retention, are included within the Company's Enterprise Risk Management program, which is subject to Board oversight through regular reporting.

Community Involvement

The Company has used internships and partnerships with universities to enrich recruiting efforts, particularly for technical roles such as research, alloy development and engineering. The Company has also utilized outreach and partnerships with local community resources at all major locations such as community and technical colleges, workforce development agencies, industry groups and other entities to strengthen the Company's hiring process and expand the future workforce candidate pool.

Employee Engagement and Wellness

The Company has a long-standing tuition reimbursement program to assist employees with the continuation of their education. In addition, Company-sponsored employee assistance programs offer counseling for emotional, financial and family issues. Continuing financial planning education is provided by the Company's 401(k) plan administrator to assist employees in financial and retirement planning. For many years, the Company's investment in human capital has involved commitments to worker training, apprenticeship programs and funding college scholarships.

Management and Board Oversight

Management is engaged in the Company's efforts regarding management of human capital resources at all levels through regular informational meetings, the Company's Enterprise Risk Management program and organized succession planning. The Board oversees these activities through regular reports by senior management regarding new or altered programs and as part of the Enterprise Risk Management process. In addition, the Corporate Governance and Nominating Committee of the Board is actively engaged in monitoring and encouraging diversity at the Board level while the Compensation Committee also focuses on achieving and maintaining internal and external pay equity for the executive team and the Board members while overseeing incentive compensation more broadly throughout the organization. In promoting pay equity, the Board and the Compensation Committee make use of peer comparisons and benchmarking measures.

Employee Statistics

As of September 30, 2023, the Company employed 1,248 full-time employees and 36 part-time employees worldwide. All eligible hourly employees at the Kokomo, Indiana and Arcadia, Louisiana plants (640 in the aggregate) are covered by two collective bargaining agreements.

On July 25, 2023, the Company entered into a five-year collective bargaining agreement with the United Steelworkers of America Local 2958, which covers eligible hourly employees at the Kokomo, Indiana plant. This agreement became effective on July 1, 2023 and will expire in June 2028.

On December 21, 2020, the Company entered into a collective bargaining agreement with the United Steelworkers of America Local 1505, which covers eligible hourly employees at the Company's Arcadia, Louisiana plant.

This agreement will expire in December 2025.

Management believes that current relations with the union are satisfactory.

Environmental Compliance

The Company has an enterprise level environmental policy, which focuses on fostering a safe workplace, offering high quality products while protecting the environment, compliance with law and health and safety management systems, utilization of all available resources to improve the quality, environmental, health and safety management systems and setting, implementing and reviewing quality, environmental, health and safety objectives and targets. This policy is communicated to contractors and vendors who provide services on site, and the Company periodically audits selected suppliers from an environmental compliance perspective. The Company maintains an environmental management system certified to ISO 14001 standards and, for its Kokomo operations, ISO 50001 standards. The Company maintains multiple policies designed to comply with the Occupational Safety and Health Administration standards and has ISO 45001 certification.

The Company's facilities and operations are subject to various foreign, federal, state and local laws and regulations relating to the protection of human health and the environment, including those governing the discharge of pollutants into the environment and the storage, handling, use, treatment and disposal of hazardous substances and wastes. In the U.S., such laws include, without limitation, the Occupational Safety and Health Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act and the Resource Conservation and Recovery Act. As environmental laws and regulations continue to evolve, it is likely the Company will be subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting of greenhouse gas emissions. Violations of these laws and regulations can result in the imposition of substantial penalties and can require facility improvements. Expenses related to environmental compliance, which are primarily included in Cost of sales on the Consolidated Statements of Operations, were approximately $3.5 million for fiscal 2023 and are currently expected to be approximately $3.9 million for fiscal 2024.

The Company's facilities are subject to periodic inspection by various regulatory authorities, who from time to time have issued findings of violations of governing laws, regulations and permits. In the past five years, the Company has paid administrative fines, none of which have had a material effect on the Company's financial condition, for alleged violations relating to environmental matters, requirements relating to its Title V Air Permit and alleged violations of record keeping and notification requirements relating to industrial wastewater discharge. Capital expenditures of approximately $3.6 million were made for pollution control improvements during fiscal 2023, with additional expenditures of approximately $4.0 million for similar improvements planned for fiscal 2024.

The Company has received permits from the Indiana Department of Environmental Management and the North Carolina Department of Environment and Natural Resources to close and provide post-closure environmental monitoring and care for certain areas of its Kokomo and Mountain Home, North Carolina facilities, respectively.

The Company is required among other things to monitor groundwater and to continue post-closure maintenance of the former disposal areas at each site. As a result, the Company is aware of elevated levels of certain contaminants in the groundwater on the Company's property. These levels are stable or decreasing, but additional testing and corrective action by the Company could be required. The Company is unable to estimate the costs of any further corrective action at these sites, if required. Accordingly, the Company cannot assure that the costs of any future corrective action at these or any other current or former sites would not have a material effect on the Company's financial condition, results of operations or liquidity.

The Company may also incur liability for alleged environmental damages associated with the off-site transportation and disposal of hazardous substances. Generators of hazardous substances which are transported to disposal sites where environmental problems are alleged to exist are subject to claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, and state counterparts. CERCLA imposes strict, joint and several liabilities for investigatory and cleanup costs upon hazardous substance generators, site owners and operators and other potentially responsible parties. The Company is currently named as a potentially responsible party at one site.

There can be no assurance that the Company will not be named as a potentially responsible party at other sites in the future or that the costs associated with those sites would not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Legal Compliance

In addition to environmental laws and regulations, the Company must comply with a wide variety of other laws and regulations, including, without limitation, federal and state securities laws, Delaware corporate law, international laws, data privacy laws in the U.S. and globally and safety laws and regulations. The Company continues to engage in collaboration with key stakeholders, such as customers and regulators, to adapt to changing regulatory expectations. Compliance with law and government regulations is not expected to have a material effect upon capital expenditures, earnings or the competitive position of the Company.

Environmental, Social and Governance Matters

In addition to the information set forth below and above under "Environmental Compliance," further information regarding the Company's environmental, social and governance activities can be found under the Sustainability tab on the Company's website at www.haynesintl.com/company-information/sustainability.

<u>Governance and Social Matters</u>

The Company is committed to a culture of openness, trust and integrity in all aspects of its business. It is critical that all employees, vendors and customers understand and accept that, in everything it does, the Company will conduct itself from the perspective of "doing the right thing for the right reason" at all times.

The Company has a number of policies in place governing social and ethical issues, including, without limitation:

- Code of Business Conduct and Ethics

- Anti-Harassment Policy

- Human Rights Policy

- Clawback Policy

- Insider Trading Policy

- Human Trafficking Policy

- Anti-Corruption Policy

- Conflict Minerals Policy

- Gift Policy

In addition, all vendors of the Company must adhere to the Company's Supplier Code of Conduct, which requires compliance with laws regarding anti-trust, human rights, health and safety, and conflict minerals, as well as laws prohibiting corruption, bribery, conflicts of interest, and child labor.

Similarly, all employees must adhere to the Code of Business Conduct and Ethics as well as attend training regarding these and other policies. In addition, the Company maintains a whistleblower hotline with access available on an anonymous basis online or by telephone.

Environmental Matters

During fiscal 2022 and 2023, the Company completed installations of solar arrays at two of its manufacturing facilities. The first installation, located at its wire facility in Mountain Home, North Carolina, is a 1MW solar fixed ground mount array, which continues to produce approximately 50% of the facility's baseline electrical demand. The second installation, located at its tubular facility in Arcadia, Louisiana, is a 300KW rooftop solar array, which allows the Company to reduce annual carbon dioxide emissions by approximately 800,000 pounds at that location.

The Company is conscious of its environmental impact and is actively working to lighten its carbon footprint, including projects to measure greenhouse gas emissions and develop goals of reduction. The ever-increasing demand for clean energy generation has led to the development of several emerging technologies that require high-temperature alloys for demanding operating conditions.

Since the invention of HASTELLOY® X alloy in 1954, the Company's alloys have made it possible for aerospace engines to run at high temperatures for long periods of time. This has been further enhanced with alloys used in new generation engines such as HAYNES 282®. Engines being placed in service today reportedly consume 15% less fuel, produce 50% less pollutants and reduce the noise footprint near airports compared to the previous generation of airplane engines. The environmental related improvements stem in part from the increased use of alloys, such as HASTELLOY® X, HAYNES® 188, 230®, 282®, 242®, 244® and other Haynes-invented alloys.

In addition to the Company's alloys for energy production and powering modern aircraft in a more environmentally friendly manner, the Company's alloys are used in chemical plants that produce ecologically safe agrichemicals which help to feed the world's growing population. Company-invented HASTELLOY® G-35®, HYBRID-BC1® and C-276 alloys are commonly used in these applications. In addition, HASTELLOY® C-22®, C-2000® and B-3® alloys are used by the pharmaceutical companies for production of chemicals.

Renewable power generation offers the promise of producing power from nature's resources, such as wind, sun, rivers and oceans, with minimal depletion of the Earth's resources and damage to the environment. Many renewable energy technologies require the capture of energy at very high temperatures in extreme environments for which the Company's alloys are well suited. For example, the Company's materials withstand intense heat in concentrated solar power plants to facilitate storable thermal power to generate electricity after the sun sets.

Safety Matters

Safety is the Company's top priority. Listed below are certain improvement efforts the Company has implemented in order to reduce occurrences of injuries, occupational diseases and work-related fatalities.

- Each year, employees receive emergency preparedness training, and the Company conducts severe weather and fire drills periodically.

- Employees attend refresher training annually. This training includes coverage of the following items: Lock Out Tag Out, Confined Spaces, First Aid and Blood borne Pathogens, Fire Prevention and Emergency Action Plan, Hearing Conservation, Hand Safety, Personal Protective Equipment requirements, Working Around Mobile Equipment and Walking and Working Surfaces.

- All of the Company's manufacturing sites have a volunteer Emergency Response Team (ERT). The ERT members are state-certified trained in first aid and HAZMAT response.

- Company supervisors receive OSHA-10 Hour and Incident Investigation training.

- The Company conducts routine departmental safety audits.

The Company extends its health and safety policies to suppliers, visitors and contractors. When suppliers, visitors and contractors come on site, they receive safety training. The training includes a review of relevant policies, required personal protection equipment, emergency procedures and specific hazards that may be encountered.

Available Information

The address of the Company's website is *www.haynesintl.com*. The Company makes available on its website its reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after filing such reports with the U.S. Securities and Exchange Commission (the "SEC"). The filings available on the Company's website date back to February 3, 2011. For all filings made prior to that date, the Company's website includes a link to the SEC's website where such filings are available. Information contained or referenced on the Company's website is not incorporated by reference into, and does not form a part of this Annual Report on Form 10-K or any other report the Company files or furnishes with the SEC.

Information about our Executive Officers

The following table sets forth certain information concerning the persons who serve as executive officers of the Company as of September 30, 2023. Except as indicated in the following paragraphs, the principal occupations of these persons have not changed during the past five years.

Name	Age	Position with Haynes International, Inc.
Michael L. Shor	64	President and Chief Executive Officer
Daniel W. Maudlin	57	Vice President—Finance, Treasurer and Chief Financial Officer
Angela M. Kohlheim	51	Vice President—General Counsel and Corporate Secretary
Marlin C. Losch	63	Vice President—Sales & Distribution
Susan M. Perry	51	Vice President—Human Resources
Scott R. Pinkham	56	Vice President—Tube & Wire Products
David L. Strobel	62	Vice President—Operations
Gregory W. Tipton	62	Vice President & Chief Information Officer
David S. Van Bibber	52	Controller and Chief Accounting Officer

Mr. Shor has served as President and Chief Executive Officer of the Company since September 2018 and has been a director since 2012.

Mr. Maudlin has served as the Vice President-Finance, Treasurer and Chief Financial Officer of the Company since December 2012.

Ms. Kohlheim has served as Vice President – General Counsel and Corporate Secretary of the Company since February 2023. Prior to that, she served as Chief Legal Officer, General Counsel, and Compliance Officer of American Pain Consortium Holdings LLC from August 2021 to February 2023 and Counsel at Faegre Drinker Biddle & Reath LLP from April 2017 to August 2021.

Mr. Losch has served as Vice President—Sales & Distribution of the Company since January 2010.

Ms. Perry has served as Vice President – Human Resources of the Company since June 2023. Prior to that, she served as Senior Director of Human Resources of Compal USA from October 2021 to June 2023 and Director of Human Resources, Americas for Delphi / Borg Warner from September 2018 to October 2021.

Mr. Pinkham has served as Vice President—Tube and Wire Products of the Company since September 2018.

Mr. Strobel has served as Vice President—Operations of the Company since September 2018.

Mr. Tipton has served as Vice President and Chief Information Officer of the Company since January 2019. Prior to that, he served as Chief Information Officer Americas for Dometic from August 2016 to December 2018.

Mr. Van Bibber has served as Controller and Chief Accounting Officer of the Company since December 2012.

Item 1A. Risk Factors

The following risk factors should be considered carefully in addition to the other information contained in this filing.

The risks and uncertainties described below are not the only ones we face and represent risks that our management believes are material to investors regarding an investment in our Company and our business. Additional risks and uncertainties not presently known to us or that we currently deem not material may also harm our business. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed.

Risks Related to Our Markets

Our revenues may fluctuate based upon changes in demand for our customers' products.

Demand for our products is dependent upon and derived from the level of demand for the machinery, parts and equipment produced by our customers, which are principally manufacturers and fabricators of machinery, parts and equipment for highly specialized applications. Historically, certain markets in which we compete have experienced unpredictable, wide demand fluctuations. Because of the comparatively high level of fixed costs associated with our manufacturing processes, significant declines in our markets in prior years have had, and in the future may have, a disproportionately adverse impact on our operating results.

We have, in several instances, experienced substantial year-to-year declines in net revenues, primarily as a result of decreases in demand in the industries to which our products are sold. For example, in fiscal 2009, 2010, 2013, 2016, 2020 and 2021, our net revenues, when compared to the immediately preceding year, declined by approximately 31.1%, 13.0%, 16.7%, 16.6%, 22.4% and 11.3%, respectively. We may experience similar declines in our net revenues in the future.

Profitability in the high-performance alloy industry is highly sensitive to changes in sales volumes.

The high-performance alloy industry is characterized by high capital investment and high fixed costs. The cost of raw materials is the primary variable cost in the manufacture of our high-performance alloys and, in fiscal 2023, represented approximately 48% of our total cost of sales. Other manufacturing costs, such as labor, energy, maintenance and supplies, often thought of as variable, have a significant fixed element. Profitability is, therefore, very sensitive to changes in volume, and relatively small changes in volume can result in significant variations in earnings. Our ability to effectively utilize our manufacturing assets depends greatly upon continuing demand in our markets, market share gains, and continued acceptance of our new products into the marketplace.

We operate in cyclical markets.

A significant portion of our revenues is derived from the historically cyclical aerospace, power generation and chemical processing markets. Our sales to the aerospace industry constituted 49.2%, to the industrial gas turbine industry 20.5% and to the chemical processing industry constituted 15.6% of our total sales in fiscal 2023.

The commercial aerospace industry is historically driven by demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by industry profitability, trends in airline passenger traffic, the state of U.S. and world economies, the ability of participants within the supply chain to access the necessary levels of staffing required to meet industry demand and the ability of aircraft purchasers to obtain required financing and numerous other factors, including the effects of terrorism and health and safety concerns. Supply chain disruptions in this or any of our other markets could materially and adversely affect our results of operations and financial condition.

The military aerospace cycle is highly dependent on U.S. and foreign government funding which is driven by, among other factors, the effects of terrorism, a changing global political environment, U.S. foreign policy, military conflicts around the world and the retirement of older aircraft and technological improvements to new engines that increase reliability. Accordingly, the timing, duration and magnitude of cyclical upturns and downturns cannot be forecasted with certainty. Downturns or reductions in demand for our products sold into the aerospace market could have a material adverse effect on our business.

The industrial gas turbine market is also historically cyclical in nature. Demand for power generation products is global and is affected by the state of the U.S. and world economies, the availability of financing to power generation project sponsors, the increase in renewable energy and the political environments of numerous countries. The availability of fuels and related prices also have a large impact on demand. Decreased demand for our products in the industrial gas turbine industry may have a material adverse effect on our business.

We also sell products into the chemical processing industry, which is also historically cyclical in nature. Customer demand for our products in this market may fluctuate widely depending on U.S. and world economic conditions, the availability and price of natural gas, the availability of financing, and the general economic strength of the end use customers in this market. Cyclical declines or sustained weakness in this market could have a material adverse effect on our business.

Our business depends, in part, on the success of commercial aircraft programs and our ability to accelerate production levels to timely match order increases in new or existing programs.

The success of our business will depend, in part, on the success of new and existing commercial aircraft programs. We are currently under contract to supply components for a number of commercial aircraft programs. Cancellations, reductions or delays of orders or contracts in any of these programs, or regulatory or certification-related groundings which impact the production schedules for any aircraft programs could have a material adverse effect on our business.

The competitive nature of our business could result in pressure for price concessions to our customers and increased pressure to reduce costs.

We are subject to competition in all of the markets we serve. As a result, we may make price concessions to our customers in the aerospace, chemical processing and power generation markets from time to time, and customer pressure for further price concessions may occur. During periods of lower demand in other alloy markets, some of our competitors may use their available capacity to produce higher volumes of high-performance alloys, which leads to increased competition in the high-performance alloy market. We have experienced increased competition from competitors who produce both stainless steel and high-performance alloys. Maintenance of our market share will depend, in part, on our ability to sustain a cost structure that enables us to be cost-competitive. If we are unable to adjust our costs relative to our pricing and inflation, our profitability could suffer. Our effectiveness in managing our cost structure and pricing for the value provided will be a key determinant of future profitability and competitiveness.

Aerospace demand is primarily dependent on two manufacturers.

A significant portion of our aerospace products are sold to fabricators and are ultimately used in the production of new commercial aircraft. There are only two primary manufacturers of large commercial aircraft in the world, The Boeing Company and Airbus. A significant portion of our aerospace sales are dependent on the number of new aircraft built by these two manufacturers, which is in turn dependent on a number of factors over which we have little or no control. Those factors include demand for new aircraft from around the globe, utilization levels of commercial and military aircraft, success of new commercial and military aircraft programs, insufficient levels of inventory throughout the supply chain and factors that impact manufacturing capabilities, such as the availability of raw materials and manufactured components, changes in highly exacting performance requirements and product specifications, U.S. and world economic conditions, changes in the regulatory environment and labor relations between the aircraft manufacturers and their work forces. Significant interruptions and slowdowns in the number of new aircraft built by the aircraft manufacturers has and may continue to have a material adverse effect on our business. Additionally, as growth in airline travel is less concentrated in international flights, demand for new aircraft will be more weighted towards single aisle aircraft, as opposed to double aisle aircraft, which utilizes a smaller proportion of our material.

During periods of lower demand in other alloy markets, some of our competitors may use their available capacity to produce higher volumes of high-performance alloys, which leads to increased competition in the high-performance alloy market.

We have experienced increased competition from competitors who produce both stainless steel and high-performance alloys. As a result of the competition in our markets, we have made price concessions to our customers from time to time, typically on higher volume of more commodity type orders. Maintenance of our market share will depend, in part, on our ability to sustain a cost structure that enables us to be cost-competitive. If we are unable to adjust our costs relative to our pricing, inflation and raw material costs, our profitability will suffer. Our effectiveness in managing our cost structure through changing circumstances will be a key determinant of future profitability and competitiveness.

Periods of reduced demand and excess supply as well as the availability of substitute lower-cost materials can adversely affect our ability to price and sell our products at the profitability levels we require to be successful.

Additional worldwide capacity and reduced demand for our products could significantly impact future worldwide pricing, which would adversely impact our business. In addition, the potential availability of substitute materials may also cause significant fluctuations in future results as our customers opt for a lower-cost alternative. For example, the potential substitution of wrought products that we produce by either powder or additive manufacturing could impact our future results.

We change prices on our products as we deem necessary. In addition to the above general competitive impact, other market conditions and various economic factors beyond our control can adversely affect the timing of our pricing actions. The effects of any pricing actions may be delayed due to long manufacturing lead times or the terms of existing contracts. There is no guarantee that the pricing actions we implement will be effective in maintaining our profit margin levels.

Risks Related to Raw Materials

Rapid fluctuations in the prices of nickel, cobalt and other raw materials may materially adversely affect our business.

To the extent that we are unable to adjust to rapid fluctuations in the price of nickel, cobalt and other raw materials that we use in large quantities, there may be a negative effect on our gross profit margins. Additionally, increases in value added premiums charged by our commodity vendors, particularly nickel, could adversely impact our gross profit margins if those costs cannot be timely included in changes to selling prices. In fiscal 2023, nickel, a major component of many of our products, accounted for approximately 43% of our raw material costs, or approximately 21% of our total cost of sales. We enter into several different types of sales contracts with our customers, some of which allow us to pass on increases in nickel or other raw material prices to our customers. In other cases, we fix the nickel or other raw materials component of our prices for a period of time through the life of a long-term contract. In yet other cases, we price our products at the time of order, which allows us to establish prices with reference to known costs of our raw material inventory, but which does not allow us to offset an unexpected rise in the price of raw materials. We may not be able to successfully offset rapid changes in the price of nickel, cobalt or other raw materials in the future. In the event that raw material price increases occur that we are unable to pass on to our customers, our cash flows or results of operations could be materially adversely affected.

Our business cycle is long, involving multiple steps. These refining steps generate high revert scrap pounds that are recycled back through the melt at metal value. This scrap cycle also contributes to a long position as it relates to commodity price risk.

Our results of operations may also be negatively impacted if both customer demand and raw material prices rapidly fall at the same time. Because we value our inventory utilizing the first-in, first-out inventory costing methodology, a rapid decrease in raw material costs has a negative effect on our operating results. In those circumstances, we recognize higher material cost in cost of sales relative to lower raw material market prices that drive the sales price.

In addition, we periodically enter into forward purchase agreements for our raw material supply. If we enter into a forward purchase agreement in which the quantity purchased does not match in a timely manner to the quantity sold in one or more customer contracts with fixed raw material prices (including vendor premiums), a rapid or prolonged decrease in the price of significant raw materials could adversely impact our business.

Our business is dependent on a number of raw materials that may not be available.

We use a number of raw materials in our products which are found in only a few parts of the world and are available from a limited number of suppliers. The availability of these materials may be influenced by private or government cartels, changes in world politics, trade sanctions as a result of geopolitical events such as war, additional regulation, labor relations between the materials producers and their work force, unstable governments in exporting nations, inflation, general economic conditions and export quotas imposed by governments in nations with rare earth element supplies. The ability of key material suppliers to meet quality and delivery requirements or to provide materials on terms acceptable to us is beyond our control and can also impact our ability to meet commitments to customers. Shortages of certain raw materials or price fluctuations in raw materials could result in decreased sales as well as decreased margins, or otherwise adversely affect our business. The enactment of new or increased import duties on raw materials imported by us could also decrease availability, thereby adversely affecting our business. The implementation of trade sanctions could result in reduced availability of certain raw materials or result in the need for us to find alternative sources of supply at a higher cost.

If suppliers are unable to meet our demands, we may not have alternative sources of supply. In some cases, we have entered into exclusive supply agreements with respect to raw materials, which could adversely affect our business if the exclusive supplier cannot meet quality and delivery requirements to provide materials on terms acceptable to us.

The manufacturing of the majority of our products is a complex process and requires long lead times. We may experience delays or shortages in the supply of raw materials. If we are unable to obtain adequate and timely deliveries of required raw materials, we may be unable to timely manufacture sufficient quantities of products, which could cause us to lose sales, incur additional costs, delay new product introductions or suffer harm to our reputation.

Risks Related to Our Production and Operations

Our operations are dependent on production levels at our Kokomo facility.

Our principal assets are located at our primary integrated production facility in Kokomo, Indiana and at our production facilities in Arcadia, Louisiana and in Mountain Home, North Carolina. The Arcadia and Mountain Home plants, as well as all of the domestic and foreign service centers, rely to a significant extent upon feedstock produced at the Kokomo facility. Any production failures, shutdowns or other significant problems at the Kokomo facility could have a material adverse effect on our financial condition and results of operations. We maintain property damage insurance to provide for reconstruction of damaged equipment, as well as business interruption insurance to mitigate losses resulting from any production shutdown caused by an insured loss. Although we believe that our insurance is adequate to cover any such losses, that may not be the case. Additionally, our insurance policies include deductibles that would require us to incur losses that could have an adverse effect on our financial results in the event a significant interruption occurs. One or more significant uninsured losses at our Kokomo facility may have a material adverse effect on our business.

In addition, from time to time we schedule planned outages on the equipment at our Kokomo facility for maintenance and upgrades. These projects are subject to a variety of risks and uncertainties, including a variety of market, operational and labor-related factors, many of which may be beyond our control. Should a planned or unplanned shut down on a significant piece of equipment, or a significant decrease in personnel or lack of necessary new personnel, last substantially longer than originally planned, there could be a material adverse effect on our business.

Our production may be interrupted due to equipment failures, energy or personnel shortages, lack of critical spares, or other events affecting our factories.

Our manufacturing processes depend on certain sophisticated and high-value equipment, some of which has been in operation for a long period of time for which there may be only limited or no production alternatives. Failures of this equipment, possible significant unplanned delays in equipment upgrades, or the lack of critical spares or skilled personnel to timely repair this equipment, could result in production delays, revenue loss and significant repair costs. In addition, our factories rely on the availability of electrical power and natural gas, transportation for raw materials and finished products and employee access to our workplace that are subject to interruption in the event of severe weather conditions or other natural or manmade events. While we maintain backup resources to the extent practicable, a severe or prolonged equipment outage, failure or other interruptive event affecting areas where we have significant manufacturing operations may result in loss of manufacturing or shipping days, which could have a material adverse effect on our business. Natural or manmade events that interrupt significant manufacturing operations of our customers also have had and could continue to have a material adverse effect on our business.

Issues related to our agreements with Titanium Metals Corporation could require us to make significant payments and could disrupt our operations and materially affect our financial results.

We entered into a Conversion Services Agreement and an Access and Security Agreement with Titanium Metals Corporation (TIMET) in November 2006 that provide for the performance of certain titanium conversion services through November 2026. In 2012, TIMET was acquired by Precision Castparts Corp. which owns Special Metals Corporation, a direct competitor of ours. Events of default under the Conversion Services Agreement include (a) a change in control in which the successor does not assume the agreement, (b) a violation by us of certain non-compete obligations relating to the manufacture and conversion of titanium and (c) failure to meet agreed-upon delivery and quality requirements. If an event of default under the Conversion Services Agreement occurs, TIMET could require us to repay the unearned portion of the $50.0 million fee paid to us by TIMET when the agreement was signed, plus liquidated damages of $25.0 million. Our obligations to pay these amounts to TIMET are secured by a security interest in our four-high Steckel rolling mill, through which we process a substantial amount of our products. In addition, the Access and Security Agreement with TIMET includes, among other terms, an access right that would allow TIMET to use certain of our operating assets, including the four-high mill, to perform titanium conversion services in the event of our bankruptcy or the acceleration of our indebtedness. Exercise by TIMET of its rights under its security interest following a default and non-payment of the amounts provided in the Conversion Services Agreement or exercise of the access rights under the Access and Security Agreement could cause significant disruption in our Kokomo operations, which would have a material adverse effect on our business.

In addition, the Conversion Services Agreement contains a requirement that we reserve a significant amount of capacity exclusively for TIMET. That agreement does not contain a volume commitment on TIMET's part. The agreement also severely limits our ability to manufacture titanium, using the 4 high rolling mill, for any customer other than TIMET. Our levels of business with TIMET have fluctuated. Should TIMET underutilize its reserved capacity, we would not be able to reallocate that capacity during the life of this contract, which could negatively impact our business.

Our operations could result in injury to our workers or third parties.

Our manufacturing operations could result in harm to our workers or third parties in our facilities. Our manufacturing processes involve the use of heavy equipment, vehicles and chemicals, among other matters, which could lead to harm, injury, death or illness. In addition to harm to individuals, any such occurrences could result in reputational harm, adverse effects on employee morale, litigation and other costs, any of which could materially and adversely affect our business.

Although collective bargaining agreements are in place for certain employees, union or labor disputes could still disrupt the manufacturing process.

Our operations rely heavily on our skilled employees. Any labor shortage, disruption or stoppage caused by any deterioration in employee relations or difficulties in the renegotiation of labor contracts could reduce our operating margins and income. Approximately 56% of our full-time U.S. employees are affiliated with unions or covered by collective bargaining agreements. The Company entered into two collective bargaining agreements with the United Steel Workers of America which cover eligible hourly employees at the Company's Arcadia, Louisiana and Kokomo, Indiana facilities. The bargaining agreement which covers eligible hourly employees in the Kokomo, Indiana operations will expire on June 30, 2028 and the bargaining agreement which covers eligible hourly employees at the Company's Arcadia, Louisiana operations will expire on December 21, 2025. Failure to negotiate new labor agreements when required could result in a work stoppage at one or more of our facilities. In addition, other Company facilities could be subject to union organizing activity. Although we believe that our labor relations have generally been satisfactory, it is possible that we could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could reduce our operating margins and income and place us at a disadvantage relative to non-union competitors.

Product liability and product warranty risks could adversely affect our operating results.

We produce many critical products for commercial and military aircraft, industrial gas turbines, chemical processing plants and pharmaceutical production facilities. Failure of our products could give rise to potential substantial product liability and other damage claims as well as reputational harm. We maintain insurance addressing this risk, but our insurance coverage may not be adequate or insurance may not continue to be available on terms acceptable to us.

Additionally, we manufacture our products to strict contractually-established specifications using complex manufacturing processes. If we fail to meet the contractual requirements for a product, we may be subject to warranty costs to repair or replace the product itself and additional costs related to customers' damages or the investigation and inspection of non-complying products. These costs are generally not insured.

Risks Related to our Research and Technology Activities

Failure to successfully develop, commercialize, market and sell new applications and new products could adversely affect our business.

We believe that our proprietary alloys, technology, applications development, technical services and metallurgical manufacturing expertise provide us with a competitive advantage over other high-performance alloy producers. Our ability to maintain this competitive advantage depends on our ability to continue to offer products and technical services that have equal or better performance characteristics than competing products at competitive prices. Our future growth will depend, in part, on our ability to address the increasingly demanding needs of our customers by inventing new alloys, enhancing the properties of our existing alloys, timely developing new applications for our existing and new alloys, and timely developing, commercializing, marketing and selling new alloys and products. If we are not successful in these efforts, or if our new alloys/products and product enhancements do not adequately meet the requirements of the marketplace and achieve market acceptance, our business could be negatively affected.

Failure to protect our intellectual property rights could adversely affect our business.

We rely on a combination of confidentiality, invention assignment and other types of agreements and trade secret, trademark and patent law to establish, maintain, protect and enforce our intellectual property rights. Our efforts in regard to these measures may be inadequate, however, to prevent others from misappropriating our intellectual property rights. In addition, laws in some non-U.S. countries affecting intellectual property are uncertain in their application, which can affect the scope or enforceability of our intellectual property rights. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, which could have a material adverse effect on our business.

Risks Related to Our Cybersecurity Activities

Cybersecurity incidents could have numerous adverse effects on our business.

Cybersecurity incidents may result in compromises or breaches of our and our customers' systems, the insertion of malicious code, malware, ransomware or other vulnerabilities into our systems and products and in our customers' systems, the exploitation of vulnerabilities in our and our customers' environments, theft or misappropriation of our and our customers' proprietary and confidential information, interference with our and our customers' operations, exposure to legal and other liabilities, higher customer, employee and partner attrition, negative impacts to our sales and reputational harm and other serious negative consequences, any or all of which could materially harm our business. Additionally, outside service providers could be subject to attack which could inhibit those providers' abilities to provide necessary services to us. Any such attack could disrupt our operations and could have a material adverse effect on our business.

As previously disclosed, the Company experienced a network outage indicative of a cybersecurity incident on June 10, 2023. Upon detection of the incident, the Company engaged third-party specialists to assist in investigating the source of the outage, determine its potential impact on the Company's systems, and securely restore full system functionality. On June 21, 2023, less than two weeks after the incident began, the Company announced that all manufacturing operations were running and that the Company had substantially restored administrative, sales, financial and customer service functions. Nevertheless, during those 11 days many aspects of the Company's production were substantially disrupted. This cybersecurity incident resulted in a significant loss of production time and a reduction of products shipped in the third quarter of fiscal 2023, which negatively impacted the Company's financial results for fiscal 2023. In addition, the Company incurred significant costs and expenses, as well as the diversion of management's attention, in responding to the cybersecurity incident, all of which had a negative impact on the Company.

We have put in place a number of systems, processes and practices designed to protect against intentional or unintentional misappropriation or corruption of our systems and information or disruption of our operations including unauthorized access to our networks, servers and data, encryption of network access and the introduction of malware. Despite our cybersecurity efforts, we could be subject to future breaches of our security systems, which may result in unauthorized access, misappropriation, corruption or disruption of the information we are trying to protect, in which case we could suffer material harm. For example, access to our proprietary information regarding new alloy formulations would allow our competitors to use that information in the development of competing products. Current employees have, and former employees may have, access to a significant amount of information regarding our Company which could be disclosed to our competitors or otherwise used to harm us. Any future misappropriation or corruption of our systems and information or disruption of our operations could have a material adverse effect on our business.

We depend on our information technology infrastructure to support the current and future information requirements of our operations which exposes us to risk.

Management relies on our information technology infrastructure, including hardware, network, software, people and processes, to provide useful information to support assessments and conclusions about operating performance. Our inability to produce relevant or reliable measures of operating performance in an efficient, cost-effective and well-controlled fashion may have significant negative impacts on our business. We continue to evaluate options to further upgrade our systems, including an implementation to a new enterprise resource planning (ERP) system. A transition to a critical system or the discontinuation of support from legacy systems could result in disruptions, which could have a significant adverse impact on our business.

Risks Related to Our Finance Activities

We value our inventory using the FIFO method, which could put pressure on our margins.

The cost of our inventories is determined using the first-in, first-out (FIFO) method. Under the FIFO inventory costing method, the cost of materials included in cost of sales may be different than the current market price at the time of sale of finished product due to the length of time from the acquisition of raw material to the sale of the finished product. In a period of decreasing raw material costs, the FIFO inventory valuation normally results in higher costs of sales as compared to the last-in, first-out method. This could result in compression of the gross margin on our product sales.

Changes in tax rules and regulations, or interpretations thereof, may adversely affect our effective tax rates.

We are a U.S. based company with customers and suppliers in foreign countries. We import various raw materials used in our production processes, and we export goods to our foreign customers. The United States, the European Commission, countries in the EU, the United Kingdom, and other countries where we do business may change relevant tax, border tax, accounting and other laws, regulations and interpretations, which may unfavorably impact our effective tax rate or result in other costs to us. In addition, the Company has deferred tax assets on its balance sheet which could be subjected to unfavorable impacts if tax rates are reduced.

We could be required to make additional contributions to our defined benefit pension plans or recognize higher related expense in our statement of operations as a result of adverse changes in interest rates and the capital markets.

Our estimates of liabilities and expenses for pension benefits incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, retirement age and mortality). We currently expect that we will be required to make future minimum contributions to our defined benefit pension plans. Many domestic and international competitors do not provide defined benefit plans and/or retiree health plans (which we do provide), and those competitors may have a resulting cost advantage. A decline in the value of plan investments in the future, an increase in costs or liabilities, including those caused by the lowering of the rate used to discount future payouts, or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding or the amount of related expense recognized in our statement of operations. The Company mitigates this risk with a glide path strategy that utilized liability driven investing (LDI) which shifts a greater concentration towards fixed income securities as the funding percentage increases. The LDI approach is designed to match the duration and risk of the fixed income securities within the U.S. pension plan with that of the US pension benefit obligation. Our mitigation strategies may not be successful, in which case we may be required to fund additional contributions to the plan. A requirement to fund any deficit created in the future could have a material adverse effect on our business.

The carrying value of goodwill and other intangible assets may not be recoverable.

Goodwill and other intangible assets are recorded at fair value on the date of acquisition. We review these assets at least annually for impairment. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations and a variety of other factors. A sustained downturn may result in the carrying value of our goodwill or other intangible assets exceeding their fair value, which may require us to recognize impairment to those assets. Any future impairment of goodwill or other intangible assets could have a material adverse effect on our business.

We may not be able to obtain financing on terms that are acceptable to us, or at all.

The strength of the global economy can have a significant impact on the availability of financing from capital markets. Terms for borrowers could become significantly less favorable. As a result of this and other issues, we may not be able to obtain needed financing on terms that are acceptable to us, or at all. Because we rely on financing to fund our working capital requirements, higher finance costs or an inability to obtain financing could negatively impact our business and financial results.

Our working capital requirements may negatively affect our liquidity and capital resources.

Our working capital requirements can vary significantly, depending in part on the timing of our delivery obligations under various customer contracts and the payment terms with our customers and suppliers. In the past year, the Company experienced a significant increase in order entry and production lead times have been extended which has increased the length of time from the time that we accept a customer order to the time that cash is collected from the sale of material. If our working capital needs exceed our cash flows from operations, we would look to our cash balances and availability for borrowings under our existing credit facility to satisfy those needs, as well as potential sources of additional capital, which may not be available on satisfactory terms and in adequate amounts, if at all.

Risks Related to Our Global Operations

Political and social turmoil including global war could adversely affect our business.

Political and social turmoil as well as war, could put pressure on economic conditions in the United States and worldwide. These political, social and economic conditions could make it difficult for us, our suppliers and our customers to forecast accurately and plan future business activities, and could adversely affect the financial condition of our suppliers and customers and affect customer decisions as to the amount and timing of purchases from us.

We are subject to risks associated with global trade matters.

We are subject to macroeconomic downturns and geopolitical events in the United States and abroad that may affect the general economic climate, our performance and the demand of our customers. The Russian invasion of Ukraine has resulted in trade restrictions with companies operating in Russia, which has forced us and other companies to source raw materials from other countries which can lead to insufficient supply or higher prices for us. Transportation and logistics resources, including shipping and transportation services, have been in short supply, which has had, and may continue to have, an adverse effect on our business. Further, any global trade wars or similar economic turmoil, including new or existing tariffs, could adversely affect our business. In past years, the U.S. and China have imposed tariffs on large amounts of products imported into each of the countries from one another. A "trade war" or other governmental action related to tariffs or international trade agreements or policies has the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the U.S. economy or certain sections thereof, and, thus, adversely affect our business. Our competitors outside of the United States may not be subject to these tariffs or other measures, and therefore, could have a significant competitive advantage over us in that respect.

A global recession or disruption in global financial markets could adversely affect us.

A global recession or disruption in the global financial markets, including any significant tariff impositions or trade wars, presents risks and uncertainties that we cannot predict. During recessionary economic conditions or financial market disruptions, we face risks that may include:

- declines in revenues and profitability from reduced or delayed orders by our customers;

- reductions in credit availability due to governmental regulations on banking institutions and other concerns; and

- increases in corporate tax rates to finance government spending programs.

The risks inherent in our international operations may adversely impact our revenues, results of operations and financial condition.

We anticipate that we will continue to derive a significant portion of our revenues from operations in international markets. As we continue to expand internationally, we will need to hire, train and retain qualified personnel for our direct sales efforts and retain distributors and train their personnel in countries where language, cultural or regulatory impediments may exist. Distributors, regulators or government agencies may not continue to accept our products, services and business practices, and costs related to international trade have increased and may continue to increase. In addition, we purchase raw materials on the international market. The sale and shipment of our products and services across international borders, as well as the purchase of raw materials from international sources, subject us to the trade regulations of various jurisdictions, including tariffs and other possible punitive measures. In addition, the Russian invasion of Ukraine led us to voluntarily cease the procurement of nickel from Russia (which was previously only a small portion of our need at roughly 5%). Compliance with such regulations is costly. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping, sales and service activities. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions, any one or more of which may adversely affect our business, including:

- our ability to obtain, and the costs associated with obtaining, U.S. export licenses and other required export or import licenses or approvals;

- changes in duties and tariffs, quotas, taxes, trade restrictions, license obligations and other non-tariff barriers to trade;

- policy changes affecting the market for our products;

- burdens of complying with the Foreign Corrupt Practices Act and a wide variety of foreign laws and regulations;

- business practices or laws favoring local companies;

- fluctuations in foreign currencies;

- restrictive trade policies of foreign governments;

- longer payment cycles and difficulties collecting receivables through foreign legal systems;

- difficulties in enforcing or defending agreements and intellectual property rights; and

- foreign political or economic conditions.

Any material decrease in our international revenues or inability to expand our international operations as a result of these or other factors would adversely impact our business.

Export sales could present risks to our business.

Export sales account for a significant percentage of our revenues, and we believe this will continue to be the case in the future. Risks associated with export sales include: political and economic instability, including weak conditions in the world's economies; accounts receivable collection; export controls; changes in legal and regulatory requirements; policy changes affecting the markets for our products; changes in tax laws and tariffs; trade duties; and exchange rate fluctuations (which may affect sales to international customers and the value of profits earned on export sales when converted into dollars). Any of these factors could materially adversely affect our business.

Risks Related to Our Legal and Environmental Activities

We may be adversely impacted by costs related to environmental, health and safety laws, regulations, and other liabilities.

We are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the environment, the storage, handling, use, treatment and disposal of hazardous substances and wastes and the health and safety of our employees. Under these laws and regulations, we may be held liable for all costs arising out of any release of hazardous substances on, under or from any of our current or former properties or any off-site location to which we sent or arranged to be sent wastes for disposal or treatment, and such costs may be material. We could also be held liable for any and all consequences arising out of human exposure to such substances or other hazardous substances that may be attributable to our products or other environmental damage. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. Violations of these laws, regulations or permits can also result in the imposition of substantial penalties, permit revocations and/or facility shutdowns.

We have received permits from the environmental regulatory authorities in Indiana and North Carolina to close and to provide post-closure monitoring and care for certain areas of our Kokomo and Mountain Home facilities that were used for the storage and disposal of wastes, some of which are classified as hazardous under applicable regulations. We are required to monitor groundwater and to continue post-closure maintenance of the former disposal areas at each site. As a result, we are aware of elevated levels of certain contaminants in the groundwater and additional corrective action could be required. Additionally, it is possible that we could be required to undertake other corrective action for any other solid waste management unit or other conditions existing or determined to exist at our facilities. We are unable to estimate the costs of any further corrective action, if required. However, the costs of future corrective action at these or any other current or former sites could have a material adverse effect on our business.

We may also incur liability for alleged environmental damages associated with the off-site transportation and disposal of hazardous substances. Our operations generate hazardous substances, many of which we accumulate at our facilities for subsequent transportation and disposal or recycling by third parties off-site. Generators of hazardous substances which are transported to disposal sites where environmental problems are alleged to exist are subject to liability under CERCLA and state counterparts. In addition, we may have generated hazardous substances disposed of at sites which are subject to CERCLA or equivalent state law remedial action. We have been named as a potentially responsible party at one site. CERCLA imposes strict, joint and several liabilities for investigatory and cleanup costs upon hazardous substance generators, site owners and operators and other potentially responsible parties regardless of fault. If we are named as a potentially responsible party at other sites in the future, the costs associated with those future sites could have a material adverse effect on our business.

Environmental laws are complex, change frequently and have tended to become increasingly stringent over time, including those relating to greenhouse gases. While we have budgeted for future capital and operating expenditures to comply with environmental laws, changes in any environmental law may directly or indirectly increase our costs of compliance and liabilities arising from any past or future releases of, or exposure to, hazardous substances and may materially adversely affect our business. See "Business—Environmental Compliance" in Part I, Item I in this Annual Report on Form 10-K.

Government regulation is increasing and if we fail to comply with such increased regulation, we could be subject to fines, penalties and expenditures.

The United States Congress has adopted several significant pieces of legislation, such as the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including conflict minerals regulations, that affect our operation as well as those of other publicly traded companies. In addition, regulations relating to data protection and privacy law have become increasingly stringent. Failure to comply with such regulations could result in fines, penalties or expenditures which could have a material adverse effect on our business.

Our business is affected by federal rules, regulations and orders applicable to some of our customers who are government contractors.

A number of our products are manufactured and sold to customers who are parties to U.S. government contracts or subcontracts. Consequently, we are indirectly subject to various federal rules, regulations and orders applicable to government contractors. From time to time, we are also subject to government inquiries and investigations of our business practices due to our participation in government programs. These inquiries and investigations are costly and consume a substantial amount of internal resources, and costs are expected to increase. Violations of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds, any of which could have a material adverse effect on our business.

Our business could be materially and adversely affected by climate change and related matters.

We analyze climate change risks in two separate categories: transition risks and physical risks. Transition risks are those risks relating to the transition of the global economy to a focus on more climate-friendly technologies. This transition could have adverse financial impacts on us in several ways. For instance, more stringent environmental policies or regulations could lead to increased expenses relating to green-house gas emissions or other emissions that could increase our operating costs. Enhanced emissions-reporting or shifting technology could require us to write off or impair assets or retire existing assets early. Increased environmental mandates could also increase our exposure to litigation. We could be required to incur increased costs and significant capital investment to transition to lower emissions technology. In addition, overall market shifts could increase costs of our raw materials and cause unexpected shifts in energy costs. Market shifts could also bring a prompt change in our overall revenue mix and sources, resulting in reduced demand in alloys and a decrease in revenues. Focus on sustainability has increased, and the entire industry could be stigmatized as not friendly to the environment, which could adversely affect our reputation and our business, including due to difficulties in employee hiring and retention and our ability to access capital. Any of these matters could materially and adversely affect our business, financial condition or results of operations.

Physical risks from climate change that could affect our business include acute weather events such as floods, tornadoes or other severe weather and ongoing changes such as rising temperatures or extreme variability in weather patterns. These events could lead to increased capital costs from damage to our facilities, increased insurance premiums or reduced revenue from decreased production capacity based on supply chain interruptions. Any of these events could have a material adverse effect on our business, financial condition or results of operations.

Our business subjects us to the risk of litigation claims, including those that might not be covered by insurance.

Litigation claims may relate to the conduct of our business, including claims pertaining to product liability, commercial disputes, employment actions, employee benefits, compliance with domestic and federal laws and personal injury. Due to the uncertainties of litigation, we might not prevail on claims made against us in the lawsuits that we currently face, and additional claims may be made against us in the future. The outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to us. The resolution in any reporting period of one or more of these matters could have a material adverse effect on our business, particularly in the event that adverse outcomes are not covered by insurance.

Our insurance may not provide enough coverage or may not be available on terms that are acceptable to us.

We maintain various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. Our existing property and liability insurance coverages contain exclusions and limitations on coverage. From time-to-time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and significantly higher premiums. In the future, our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our business. Furthermore, the insurance industry, or our carriers specifically, may continue to alter their business models in manners that are unfavorable to us, resulting in insufficient or more costly coverage, which could adversely affect our business.

General Risk Factors

Our results of operations, financial condition and cash flows have been and may be adversely affected by pandemics, epidemics or other public health emergencies.

Our business, results of operations, financial condition, cash flows and stock price have been, and may be in the future, adversely affected by pandemics, epidemics or other public health emergencies, such as the global outbreak of COVID-19, and the responses of governmental authorities to those emergencies.

An interruption in energy services may cause manufacturing curtailments or shutdowns.

We rely upon third parties for our supply of energy resources consumed in the manufacture of our products. The potential for curtailment of certain energy resources exists which could have a material adverse effect on our business. The prices for and availability of electricity, natural gas, hydrogen, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors, weather issues and other factors, which may be beyond our control. Disruptions in the supply of energy resources could impair our ability to manufacture products for customers. Further, increases in energy costs, which are outside of our control, or changes in costs relative to energy costs paid by competitors, have and may continue to adversely affect our business. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive, increased energy prices may have an adverse effect on our business.

If we are unable to recruit, hire and retain skilled and experienced personnel, our ability to effectively manage and expand our business will be harmed.

Our success largely depends on the skills, experience and efforts of our officers and other key employees who may terminate their employment at any time. The loss of any of our senior management team could harm our business. Our ability to retain our skilled workforce and our success in attracting and hiring new skilled employees in a rising wage environment will be a critical factor in determining whether we will be successful in the future. We face challenges in hiring, training, managing and retaining employees in certain areas including metallurgical researchers, equipment technicians and sales and marketing staff as well as production and maintenance employees. We also face hiring challenges relating to the location of our business. If we are unable to recruit, hire and retain skilled employees, our new product and alloy development and commercialization could be delayed and our marketing and sales efforts could be hindered, which would adversely impact our business.

Healthcare costs, including those related to healthcare legislation, have and may continue to impact our business.

The Patient Protection and Affordable Care Act and other legislation relating to healthcare have increased our annual employee healthcare cost obligations. In addition, costs associated with healthcare generally, including our retiree healthcare plans, are expected to continue to increase. We cannot predict the effect that healthcare legislation or regulation, and the costs of healthcare in general, will ultimately have on our business. However, each year as opportunities arise, programs are being implemented that are intended to drive savings and improve the health status of our population. The most recent project involved the transition to a new Third Party Administrator (TPA), with added support elements, which became effective on January 1, 2023.

Any significant delay or problems in any future upgrades of our operations could materially adversely affect our business, financial condition and results of operations.

We have undertaken, and may continue to undertake, significant capital projects in order to enhance, expand and/or upgrade our facilities and operational capabilities, including rebuilding the A&K line and 4-HI rolling system upgrades. Our ability to achieve the anticipated increased revenues or otherwise realize acceptable returns on these investments or other strategic capital projects that we may undertake is subject to a number of risks, many of which are beyond our control, including the ability of management to ensure the necessary resources are in place to properly execute these projects on time and in accordance with planned costs, the ability of key suppliers to deliver the necessary equipment according to schedule, customer demand (which fluctuates as a result of the cyclical markets in which we operate, as well as other factors) and our ability to implement these projects with minimal impact to our existing operations. In addition, the cost to implement any given strategic capital project ultimately may prove to be greater than originally anticipated. If we are not able to achieve the anticipated results from the implementation of any of our strategic capital projects, or if we incur unanticipated implementation costs or delays, our business may be materially adversely affected.

We consider acquisitions, joint ventures and other business combination opportunities, as well as possible business unit dispositions, as part of our overall business strategy, which involve uncertainties and potential risks that we cannot predict or anticipate fully.

We intend to continue to strategically position our businesses in order to improve our ability to compete. Strategies we may employ include seeking new or expanding existing specialty market niches for our products, expanding our global presence, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of our existing business units. From time to time, management of the Company holds discussions with management of other companies to explore acquisitions, joint ventures and other business combination. As a result, the relative makeup of our business is subject to change. Acquisitions, joint ventures and other business combinations involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; integration of technological systems; our ability to achieve identified financial and operating synergies anticipated to result from an acquisition or other transaction; diversion of the attention of certain management personnel from their day-to-day duties; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction. International acquisitions or business combinations could be affected by many additional factors, including, without limitation, export controls, exchange rate fluctuations, domestic and foreign political conditions and deterioration in domestic and foreign economic conditions.

Our stock price is subject to fluctuations that may not be related to our performance as a result of being traded on a public exchange.

The stock market can be highly volatile. The market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or our prospective outlook of our business. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including, but not limited to, those described elsewhere in this "Risk Factors" section and those listed below:

- fluctuations in the market price of nickel (or other raw materials, such as cobalt, molybdenum or ferrochrome) or energy as well as increases in value added vendor premiums;

- market conditions in the end markets into which our customers sell their products, principally aerospace, power generation and chemical processing;

- implementation of barriers to free trade between the United States and other countries;

- announcements of technological innovations or new products and services by us or our competitors;

- the operating and stock price performance of other companies that investors may deem comparable to us;

- announcements by us of acquisitions, alliances, joint development efforts or corporate partnerships in the high-temperature resistant alloy and corrosion-resistant alloy markets;

- market conditions in the technology, manufacturing or other growth sectors

- financial performance of our competitors; and

- rumors relating to us or our competitors.

We may not continue to pay dividends at the current rate or at all.

Any future payment of dividends, including the timing and amount thereof, will depend upon our Board of Director's assessment of the economic environment, our operations, financial condition, projected liabilities, compliance with contractual restrictions in our credit agreement and restrictions imposed by applicable law and other factors.

Provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could deter or prevent a change in control.

Some provisions in our certificate of incorporation and by-laws, as well as Delaware statutes, may have the effect of delaying, deterring or preventing a change in control. These provisions, including those regulating the nomination of directors and those allowing the Board of Directors to issue shares of preferred stock without stockholder approval, may make it more difficult for other persons, without the approval of our Board of Directors, to launch takeover attempts that a stockholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Our business could be adversely affected by actions of proxy advisory firms, large institutional Stockholders and activist Stockholders in response to Environmental, Social and Governance (ESG) matters.

An organization's reputation is built on its relationship with employees, customers, suppliers, investors and the community they operate within. Companies across a variety of industries, including the metals industry, are experiencing an increase in shareholder activism, particularly shareholder proposals regarding environmental sustainability, diversity and inclusion, and governance matters. If we are required to respond to stockholder proposals (including the implementation of any proposals), proxy contests or other actions by activist stockholder, we could incur significant expense, disruptions to our operations and diversion of the attention of management and our employees. Perceived uncertainties as to our future direction, strategy or leadership as a consequence of activist stockholders initiatives may result in reputational damage, which could negatively impact our relationships with customers and strategic partners, impair our ability to attract and retain employees, and cause volatility in our stock price.

In addition, both Institutional Shareholder Services and Glass Lewis, two primary proxy advisory firms, as well as large institutional investors, have emphasized the importance of disclosure regarding the environmental, social and governance actions taken by publicly traded companies. If we are unable to achieve acceptable scores relating to these matters, our stock price and reputation may be affected.

Item 1B. Unresolved Staff Comments

There are no unresolved comments by the staff of the U.S. Securities and Exchange Commission.

Item 2. Properties

Manufacturing Facilities. The Company owns manufacturing facilities in the following locations:

- Kokomo, Indiana—manufactures and sells all product forms, other than tubular and wire goods;

- Arcadia, Louisiana—manufactures and sells welded and seamless tubular goods; and

- Mountain Home, North Carolina—manufactures and sells high-performance alloy wire and small diameter bar.

The Kokomo plant, the Company's primary production facility, is located on approximately 180 acres of industrial property and includes over 1.0 million square feet of building space. There are three sites consisting of (1) a headquarters and research laboratory; (2) primary and secondary melting, forge press and several smaller hot mills; and (3) the Company's four-high Steckel rolling mill and sheet product cold working equipment, including two cold rolling mills and three annealing furnaces. All alloys and product forms other than tubular and wire goods are produced in Kokomo.

The Arcadia plant is located on approximately 42 acres of land and includes 202,500 square feet of buildings on a single site. Arcadia uses feedstock produced in Kokomo to fabricate welded and seamless high-performance alloy pipe and tubing and purchases extruded tube hollows to produce seamless titanium tubing. Manufacturing processes at Arcadia require cold pilger mills, weld mills, draw benches, annealing furnaces and pickling facilities.

The Mountain Home plant is located on approximately 29 acres of land and includes approximately 100,000 square feet of building space. The Mountain Home facility is primarily used to manufacture finished high-performance alloy wire. Finished wire products are also warehoused at this facility.

The owned facilities located in the United States are subject to a negative pledge which secures the Company's obligations under its U.S. revolving credit facility with a group of lenders led by JPMorgan Chase Bank, N.A. The credit agreement provides that no liens can encumber the owned real property other than certain permitted encumbrances. For more information, see Note 8 to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Service and Sales Centers. The service and sales centers, which stock and sell all product forms, contain equipment capable of precision laser and water jet processing services to cut and shape products to customers' precise specifications. The Company owns service and sales centers in the following locations:

- Openshaw, England

The Openshaw plant, located near Manchester, England, consists of approximately 5 acres of land and over 85,000 square feet of buildings on a single site.

- Lenzburg, Switzerland

In addition, the Company leases service and sales centers, which stock and sell all product forms, in the following locations:

- LaPorte, Indiana

- La Mirada, California

- Houston, Texas

- Windsor, Connecticut

- Shanghai, China

Sales Centers. The Company leases sales centers, which sell all product forms, in the following locations:

- Paris, France

- Singapore

- Milan, Italy

- Tokyo, Japan

On January 1, 2015, the Company entered into a finance lease agreement for the building that houses the assets and operations of LaPorte Custom Metal Processing (LCMP). The finance asset and obligation are recorded at the present value of the minimum lease payments. The asset is included in Property, plant and equipment, net on the Consolidated Balance Sheets and is depreciated over the 20-year lease term. The long-term component of the finance lease obligation is included in Long-term obligations (See Note 18. Long-term Obligations).

All owned and leased service and sales centers, not described in detail above, are single site locations and are less than 100,000 square feet, except for the LaPorte service center which is approximately 230,000 square feet.

Item 3. Legal Proceedings

The Company is regularly involved in litigation, both as a plaintiff and as a defendant, relating to its business and operations. Such litigation includes, without limitation, federal and state EEOC administrative and judicial actions, litigation of commercial matters, asbestos litigation and litigation and administrative actions relating to environmental matters. For more information, see Business—Environmental Compliance" in Part I, Item I in this Annual Report on Form 10-K and Note 10 – "Legal, Environmental and Other Contingencies" in Part II, Item 8 in this Annual Report on Form 10-K. Financial Statements and Supplementary Data." Litigation and administrative actions may result in substantial costs and may divert management's attention and resources, and the level of future expenditures for legal matters cannot be determined with any degree of certainty.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the NASDAQ Global Market ("NASDAQ") and traded under the symbol "HAYN".

As of November 1, 2023, there were approximately 56 holders of record of the Company's common stock.

The Company has historically paid quarterly cash dividends. Any decision to pay future cash dividends will be made by the Company's Board of Directors and will depend upon the Company's earnings, financial condition, cash position and other factors. The Company may pay quarterly cash dividends up to $3.5 million per fiscal quarter so long as the Company is not in default under its existing credit facility.

Set forth below is information regarding the Company's stock repurchases during the fourth quarter of fiscal 2023, comprising shares repurchased by the Company from employees to satisfy tax withholding obligations with respect to share-based compensation.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value[000's]) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
July 1-31, 2023	—	$ —	—	$ —
August 1-31, 2023	90	51.25	—	—
September 1-30, 2023.	87	49.41	—	—
Total	177	$ 50.35	—	

Cumulative Total Stockholder Return

The graph below compares the cumulative total stockholder return on the Company's common stock to the cumulative total return of the Russell 2000 Index, S&P MidCap 400 Index, and Peer Group for each of the last five fiscal years ended September 30. The cumulative total return assumes an investment of $100 on September 30, 2018 and the reinvestment of any dividends during the period. The Russell 2000 is a broad-based index that includes smaller market capitalization stocks. The S&P MidCap 400 Index is the most widely used index for mid-sized companies. Management believes that the S&P MidCap 400 is representative of companies with similar market and economic characteristics to Haynes. Furthermore, we also believe the Russell 2000 Index is representative of the Company's current market capitalization status and this index is also provided on a comparable basis. The companies included in the Peer Group Index: Allegheny Technologies, Inc., Howmet Aerospace Inc., Carpenter Technology Corp., Commercial Metals, Inc., Insteel Industries, Inc., Kaiser Aluminum Corporation, Materion Corporation, Olympic Steel, Inc., and Universal Stainless & Alloy Products, Inc. Management believes that the companies included in the Peer Group, taken as a whole, provide a meaningful comparison in terms of competition, product offerings and other relevant factors. The total stockholder return for the peer groups is weighted according to the respective issuer's stock market capitalization at the beginning of each period.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Haynes, The Russell 2000 Index, The S&P MidCap 400
Index and our Peer Group

ASSUMES $100 INVESTED ON SEP.30, 2018
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING SEP.30, 2023

	2018	2019	2020	2021	2022	2023
Haynes International, Inc.	100.00	103.79	51.30	115.23	111.14	149.86
Russell 2000	100.00	91.11	91.47	135.08	103.34	112.56
S&P MidCap 400	100.00	97.51	95.40	137.08	116.17	134.20
Peer Group	100.00	98.70	73.23	131.83	137.64	208.89

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Please refer to page 2 of this Annual Report on Form 10-K for a cautionary statement regarding forward-looking information.

Overview of Business

The Company is one of the world's largest producers of high-performance nickel- and cobalt-based alloys in flat product form, such as sheet, coil and plate. The Company is focused on developing, manufacturing, marketing and distributing technologically advanced, high-performance alloys, which are used primarily in the aerospace, chemical processing and industrial gas turbine industries. The global specialty alloy market includes stainless steel, titanium alloys, general-purpose nickel alloys and high-performance nickel- and cobalt-based alloys. The Company competes primarily in the high-performance nickel- and cobalt-based alloy sector, which includes high-temperature resistant alloys, or HTA products, and corrosion-resistant alloys, or CRA products. The Company also produces its products as seamless and welded tubulars and in bar, billet and wire forms.

The Company has manufacturing facilities in Kokomo, Indiana; Arcadia, Louisiana; and Mountain Home, North Carolina. The Kokomo facility specializes in flat products, the Arcadia facility specializes in tubular products and the Mountain Home facility specializes in wire and small-diameter bar products. The Company distributes its products primarily through its direct sales organization, which includes 11 service and/or sales centers in the United States, Europe and Asia. All of these centers are Company-operated.

Financial Data Trends

The following table shows certain financial information of the Company for each year in the five-year period ended September 30, 2023. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. Amounts below are in thousands, except share and per share information.

		Year Ended September 30,			
	2019	2020	2021	2022	2023
Statement of Operations Data:					
Net revenues	$ 490,215	$ 380,530	$ 337,661	$ 490,461	$ 589,956
Cost of sales	424,712	335,898	297,931	384,128	480,196
Selling, general and administrative expense	44,195	40,307	43,470	47,089	48,028
Research and technical expense	3,592	3,713	3,403	3,822	4,126
Operating income (loss)	17,716	612	(7,143)	55,422	57,606
Nonoperating retirement benefit expense	3,446	6,822	1,470	(4,655)	(1,834)
Interest expense, net	900	1,288	1,170	2,463	7,538
Provision for (benefit from) income taxes	3,625	(1,020)	(1,100)	12,527	9,927
Net income (loss)	$ 9,745	$ (6,478)	$ (8,683)	$ 45,087	$ 41,975
Net income (loss) per share:					
Basic	$ 0.78	$ (0.53)	$ (0.71)	$ 3.62	$ 3.31
Diluted	$ 0.78	$ (0.53)	$ (0.71)	$ 3.57	$ 3.26
Dividends declared per common share	$ 0.88	$ 0.88	$ 0.88	$ 0.88	$ 0.88
Weighted average shares outstanding:					
Basic	12,445,212	12,470,664	12,499,609	12,346,025	12,566,843
Diluted	12,480,908	12,470,664	12,499,609	12,505,500	12,780,278

		September 30,			
	2019	2020	2021	2022	2023
Balance Sheet Data:					
Working capital	$ 311,793	$ 313,320	$ 287,393	$ 383,543	$ 462,377
Property, plant and equipment, net	169,966	159,819	147,248	142,772	142,540
Total assets	593,800	560,724	546,455	632,295	706,281
Total debt and other finance obligations	7,979	7,809	7,613	82,105	121,961
Long-term portion of debt and other finance obligations	7,809	7,614	7,385	81,839	121,659
Accrued pension and postretirement benefits[1]	215,741	199,223	109,722	85,222	66,440
Stockholders' equity	296,275	301,501	343,321	375,488	434,324
Cash dividends paid	11,011	11,058	11,175	11,072	11,192

[1] Significant volatility in the pension and postretirement benefits liability has occurred due to many factors such as changes in the discount rate used to value the future liability, variation in the return on assets and trends of postretirement health care expenses incurred by the Company. These changes have been reflected in the Pension and Postretirement Benefits Liability and a corresponding change to the accumulated other comprehensive loss account. During fiscal 2021 as a part of a broader capital allocation strategy, the U.S. pension asset allocation was changed to 30% equity and 70% fixed income as a part of a customized liability driven investment (LDI) strategy designed to secure the improved funding percentage and reduce interest rate and equity risk. In addition, a lump sum funding of $15 million occurred in the fourth quarter of fiscal 2021. During fiscal 2022 and fiscal 2023, the pension asset allocation was changed multiple times to the current allocation of 11% equity and 89% fixed income in accordance with the Company's customized LDI strategy.

Overview of Markets

The following table includes a breakdown of net revenues, shipments and average selling prices to the markets served by the Company for the periods shown.

| | Year Ended September 30, | | | | | | | | | |
| | 2019 | | 2020 | | 2021 | | 2022 | | 2023 | |
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Net Revenues (dollars in millions)										
Aerospace	$ 258.1	52.7 %	$ 192.0	50.5 %	$ 128.1	37.9 %	$ 230.0	46.9 %	$ 290.4	49.2 %
Chemical processing	89.7	18.3	63.1	16.6	63.1	18.7	91.7	18.7	92.0	15.6
Industrial gas turbine	59.4	12.1	56.6	14.9	66.8	19.8	91.9	18.7	120.7	20.5
Other markets	57.9	11.8	45.1	11.8	58.1	17.2	53.7	11.0	60.3	10.2
Total product	465.1	94.9	356.8	93.8	316.1	93.6	467.3	95.3	563.4	95.5
Other revenue[1]	25.1	5.1	23.7	6.2	21.6	6.4	23.2	4.7	26.6	4.5
Net revenues	$ 490.2	100.0 %	$ 380.5	100.0 %	$ 337.7	100.0 %	$ 490.5	100.0 %	$ 590.0	100.0 %
U.S.	$ 300.7	61.3 %	$ 230.8	60.7 %	$ 179.1	53.0 %	$ 278.5	56.8 %	$ 344.4	58.4 %
Foreign	$ 189.5	38.7 %	$ 149.7	39.3 %	$ 158.6	47.0 %	$ 212.0	43.2 %	$ 245.6	41.6 %
Shipments by Market (millions of pounds)										
Aerospace	10.3	51.5 %	7.2	49.3 %	5.0	35.7 %	8.2	46.6 %	9.1	49.2 %
Chemical processing	4.3	21.5	2.8	19.2	2.8	20.0	3.5	19.9	2.7	14.6
Industrial gas turbine	3.4	17.0	3.3	22.6	4.2	30.0	4.5	25.6	5.4	29.2
Other markets	2.0	10.0	1.3	8.9	2.0	14.3	1.4	7.9	1.2	7.0
Total Shipments	20.0	100.0 %	14.6	100.0 %	14.0	100.0 %	17.6	100.0 %	18.5	100.0 %
Average Selling Price Per Pound										
Aerospace	$ 25.11		$ 26.56		$ 25.81		$ 27.99		$ 31.99	
Chemical processing	20.80		22.21		22.40		26.44		33.51	
Industrial gas turbine	17.44		16.96		15.95		20.21		22.19	
Other markets	28.35		35.85		28.46		38.12		48.35	
Total product[2]	23.21		24.33		22.56		26.49		30.43	
Total average selling price . . .	24.46		25.95		24.10		27.81		31.87	

[1] Other revenue consists of toll conversion, royalty income, scrap sales and revenue recognized from the TIMET agreement (see Note 15 in the Notes to the Consolidated Financial Statements in Part II, Item 8 in this Annual Report on Form 10-K). Other revenue does not include associated shipment pounds.

[2] Total product price per pound excludes "Other Revenue".

Over the past five years, aerospace demand was favorably impacted by the transition to new engine platforms driven by a desire for more fuel-efficiency and lower emissions. Fiscal 2019 sales into the aerospace market represented a record year in both volume and revenue with continued traction of the new generation engine platforms in spite of the grounding of the Boeing 737 MAX aircraft at that time. Sales in the first half of fiscal 2020 were reduced with the continued grounding and subsequent production halt of the Boeing 737 MAX aircraft. Sales in the second half of fiscal 2020 were further severely impacted by the global COVID-19 pandemic causing significant reductions in air travel, which impacted both new plane builds and aftermarket sales. Sales into the aerospace market were also negatively affected by high inventory levels of metal in the supply chain, which take time to work through the inventory and slow order volume to the Company. Volume shipped into the aerospace market declined 30.1% in fiscal 2020 compared to the prior year. Volumes continued to decline in the first quarter of fiscal year 2021 as sales in fiscal year 2021 were 50% of the fiscal year 2019 levels, then began to increase by the end of fiscal 2021. Growth continued as the number of people flying and announced aircraft build rates significantly increased. Net sales to the aerospace industry increased over $100 million from fiscal year 2021 to 2022 and an additional $60 million from fiscal year 2022 to 2023. One of the Company's core focus initiatives was to be compensated for value provided, which contributed to the revenue increase in fiscal 2023 with the average selling price per pound increasing by 14.3% or $4.00 per pound to $31.99 per pound. This contributed to fiscal 2023, being a new Company record year in revenue into the aerospace industry. Single-aisle aircraft build rates and additional increases announced in the industry show significant growth expectations going forward. Double-aisle build rates are just beginning to increase, which should be a positive contributor to sales into the aerospace market going forward.

The main driver of demand in the chemical processing market is capital spending in the chemical processing sector, driven by end-user demand for housing, automotive, energy and agricultural products. The chemical processing market is sensitive to oil prices, currency fluctuations and fiscal policies as well as world economic conditions and GDP growth. Additional drivers of demand in this market include the increase in North American production of natural gas liquids and the further downstream processing of chemicals that may utilize equipment that requires high-performance alloys. Increased sales to the chemical processing industry in fiscal 2019 were related to improvement in global spending in the chemical processing sector combined with the Company's initiatives aimed at improving volumes. Fiscal 2020 and 2021 volume and sales were significantly impacted by the global COVID-19 pandemic. Volume shipped into the chemical processing industry market declined 34.9% in fiscal 2020 compared to the prior year and generally remained at that level across fiscal year 2021. Fiscal year 2022 volumes increased 23.0% combined with a higher value mix driving a 45.2% revenue increase. Fiscal year 2023 revenue into the chemical processing industry was relatively flat at $92 million in spite of significant mix management as the Company focused more on the higher-value portion of the market vs. the commodity lower-value alloys and applications. This was evident as volume shipped into the chemical processing industry declined nearly 23% in fiscal 2023 compared to the prior year; however, the average selling price per pound sold increased over $7.00 per pound to $33.51 per pound. The Company expects to continue its focus on high-value alloys and application within this market going forward.

Industrial gas turbines are beneficial in electricity generating facilities due to low capital cost at installation and fewer emissions than traditional fossil fuel-fired facilities. Sales to the industrial gas turbine market declined in years leading up to fiscal 2019 with significant overcapacity in large-frame turbines primarily used for electrical power generation combined with growth in renewable energy facilities which had taken a toll on demand for large-frame gas turbines. Sales and volume began to recover in fiscal 2019 and the first half of fiscal 2020. The recovery included a market share gain for the Company at an original equipment manufacturer which began to gain traction in fiscal 2020. The global COVID-19 pandemic negatively affected this market; however, sales declines in fiscal 2020 were mitigated by the Company's market share gains as well as restocking beginning to occur in the supply chain. Sales declined only 4.7% in fiscal 2020 compared to the prior year, then increased 18.0% in fiscal 2021, 37.6% in fiscal 2022 and 31.3% in fiscal 2023 as the market share gain showed its full impact. Also expanding sales into this market included traction of a Haynes proprietary alloy into a specific component during the repair, maintenance and overhaul of certain industrial gas turbines. The Company's strategy includes efforts to further increase market share going forward and promote Haynes proprietary and specialty alloys into this market.

Other markets represent certain traditional businesses of oil and gas, flue-gas desulfurization, automotive and heat treating, as well as new emerging technologies such as ultra-supercritical CO_2, next-generation nuclear, fuel cells, solar and other alternative energy applications. The industries in the other markets category focus on upgrading overall product quality, improving product performance through increased efficiency, prolonging product life and lowering long-term costs. Companies in these industries are looking to achieve these goals through the use of "advanced materials" which support the increased use of high-performance alloys in an expanding number of applications. Sales into the other markets category improved in fiscal 2019. Sales in fiscal 2020 declined 22.1%, as these markets were significantly impacted by the global COVID-19 pandemic. Sales in fiscal year 2021 increased 28.8% as the Company strategically sought increased mill volumes especially in the flue-gas desulphurization (FGD) industry to help improve fixed costs absorption challenges in the overall low volume environment in early fiscal year 2021. In fiscal year 2022, as overall volumes improved, the Company reallocated capacity to higher value markets such as aerospace and de-emphasized certain low-value commodity grade alloys such as those going into the FGD industry. This mix management strategy continued in fiscal 2023 with volumes declining 14.3% in fiscal 2023 compared to fiscal 2022, but revenue increased 12.3% year-over-year due to the average selling price per pound increasing over $10 per pound to $48.35 per pound. This demonstrated the Company's focus on higher-valued alloys and applications as well as one of the Company's core focus initiatives to be compensated for value provided. The Company continues to evaluate new opportunities and applications for its products, particularly in the areas of renewable clean energy sources and other developing technologies relating to environmental and climate change issues.

Other revenue consists primarily of toll conversion, but also includes royalty income, scrap sales and revenue recognized from the TIMET agreement. The demand for toll conversion includes TIMET conversion demand completed on the Company's four-high Steckel hot rolling mill in Kokomo, Indiana, as well as conversion work completed through LaPorte Custom Metal Processing. Other revenue demand levels vary year-to-year based upon demand drivers in the respective markets of the Company's tolling customers. The global COVID-19 pandemic impacted tolling revenue, particularly revenue from those tolling customers that sell into the aerospace market. Other revenue in fiscal 2023 increased 14.7% compared to fiscal 2022, helped by the recovery of aerospace market. In fiscal 2023, other revenue represented 4.5% of net sales. Other revenue does not include associated shipment pounds because the metal is not owned by the Company.

Valuation of the Pension Plan and the Retiree Healthcare Plan

The actuarial valuation of the U.S. pension and retiree healthcare plans on September 30, 2023 included a favorable increase in the discount rates used to measure the plan liabilities along with continued favorable retiree health care spending. The U.S. defined benefit pension net liabilities decreased $7.0 million from $20.7 million at the beginning of fiscal 2023 to $13.6 million at September 30, 2023. The funding percentage of plan assets compared to benefit obligation was 93.7% as of September 30, 2023. This funding percentage has held relatively steady even through significant market turmoil as the Company had previously implemented a glide path which includes a customized liability driven investment strategy designed to secure this funding percentage. In addition, the post-retirement health care liability, which is unfunded, declined $11.7 million during fiscal 2023 from $64.0 million at September 30, 2022 to $52.3 million at September 30, 2023 driven by the higher discount rates. These amounts do not include the U.K. pension plan which is a $8.8 million net asset (shown in other assets on the Consolidated Balance Sheets) or two small nonqualified pension plans with a liability of $0.5 million.

Volumes and Pricing

Prior to the pandemic, the Company shipped 20.0 million pounds in fiscal 2019. Then in the first half of fiscal 2020, volumes were negatively impacted by the grounding and subsequent production halt of the Boeing 737 MAX aircraft. The second half of fiscal 2020 was additionally significantly additionally impacted by the global COVID-19 pandemic, which dramatically lowered volumes for fiscal 2020 to 14.6 million pounds and fiscal 2021 to 14.0 million pounds. Volumes progressively improved during fiscal 2022 to 17.6 million pounds and then in fiscal 2023 to 18.5 million pounds; with the fourth quarter of fiscal 2023 at 4.9 million pounds, a run rate nearing the pre-pandemic levels. Fiscal 2023 was unfavorably impacted in the third quarter by the cyber-security incident described above, which impacted shipping levels. Revenue was negatively impacted by an estimated $18-$20 million dollars (roughly 0.6 million pounds) as a result of this incident. The Company expects to make up this shortfall over the next several quarters.

Solid increases in volume and average selling price per pound were achieved in aerospace and industrial gas turbines in fiscal 2023. Fiscal 2023 aerospace volume increased 10.5% along with a 14.3% increase in aerospace average selling price, resulting in a 26.3%, or $60.4 million, aerospace revenue increase compared to the prior year. This increase was primarily driven by the single-aisle commercial aircraft recovery, with the double-aisle aircraft recovery just beginning. Industrial gas turbine (IGT) volumes were up 19.7% along with a 9.8% increase in the IGT average selling price, resulting in a 31.4%, or $28.9 million, IGT revenue increase compared to the prior year due to market share gains along with higher usage of a Haynes proprietary alloy in a maintenance repair and overhaul application for a certain turbine. Fiscal 2023 volumes in the chemical processing industry (CPI) decreased 20.8% compared to the prior year; however, the CPI average selling price per pound increased 26.7%, resulting in flat revenue compared to the prior year. The Company focused on higher-value alloys and applications, with less focus on the commodity lower-value segment of the CPI market. Similarly, volumes in other markets decreased (11.5)% compared to the prior year; however, the other markets' average selling price per pound increased 26.8%, resulting in a 12.3% increase compared to the prior year as a result of similar mix management strategies.

The product average selling price per pound in fiscal 2023 was $30.43, which was a 14.9% increase over the prior fiscal year. The product average selling price per pound for the fourth quarter of fiscal 2023 was $31.56, which was an increase of 11.5% from the same period last year. This increase was driven by raw material costs, price increases, and product mix.

Gross Profit Trend Performance

The following tables show net revenue, gross profit and gross profit percentage for fiscal 2022 and fiscal 2023.

	Trend of Gross Profit and Gross Profit Percentage for Fiscal 2022			
	Quarter Ended			
	December 31	March 31	June 30	September 30
Net revenues	$ 99,430	$ 117,056	$ 130,165	$ 143,810
Gross Profit	17,777	23,413	33,222	31,921
Gross Profit %	17.9%	20.0%	25.5%	22.2%

	Trend of Gross Profit and Gross Profit Percentage for Fiscal 2023			
	Quarter Ended			
	December 31	March 31	June 30	September 30
Net revenues	$ 132,673	$ 152,786	$ 143,901	$ 160,596
Gross Profit	23,038	30,878	26,062	29,782
Gross Profit %	17.4%	20.2%	18.1%	18.5%

A significant strategic effort to improve gross margins has occurred over the past few years involving both pricing actions and cost improvements. This effort was beginning to gain traction with gross profit as a percent of revenue hitting approximately 18% in the months preceding the pandemic. As a result of this strategy, the Company reduced the volume breakeven point by over 25%. The Company previously struggled to be profitable at roughly 5.0 million pounds. Now, with the current product mix, the Company can generate profits at lower volumes as first demonstrated in the third quarter of fiscal 2021, producing a positive net income at only 3.7 million pounds shipped. As volume continued to rise during fiscal 2022 and fiscal 2023, incremental profitability leverage helped improve gross margins significantly when considering neutral raw material impact.

Rising or falling raw material costs can impact gross margins significantly. Rising raw material market prices helped expand gross margins in fiscal 2022 especially in the third quarter. Falling raw material market prices compress gross margins which occurred during fiscal 2023 especially in the first and fourth quarters.

Controllable Working Capital

Controllable working capital, which includes accounts receivable, inventory, accounts payable and accrued expenses, was $449.4 million at September 30, 2023, an increase of $71.1 million or 18.8% from $378.3 million at September 30, 2022. The increase resulted primarily from inventory increasing by $56.5 million during fiscal 2023, accounts receivable increasing by $11.4 million during the same period, and accounts payable and accrued expenses decreasing by $3.2 million during the same period.

Dividends Declared

On November 16, 2023, the Company announced that the Board of Directors declared a regular quarterly cash dividend of $0.22 per outstanding share of the Company's common stock. The dividend is payable December 15, 2023, to stockholders of record at the close of business on December 1, 2023. The aggregate cash payout based on current shares outstanding will be approximately $2.8 million, or approximately $11.2 million on an annualized basis if current dividend levels are maintained.

Backlog

Set forth below is information relating to the Company's backlog and the 30-day average nickel price per pound as reported by the London Metals Exchange.

	2019	2020	2021	2022	2023
Consolidated Backlog at Fiscal Quarter End[1] (in millions):					
1st quarter	$ 237.8	$ 237.6	$ 145.1	$ 217.5	$ 408.2
2nd quarter	253.0	204.7	140.9	280.7	446.7
3rd quarter	254.9	174.6	150.9	338.2	468.1
4th quarter	235.2	153.3	175.3	373.7	460.4

	Year Ended September 30,				
	2019	2020	2021	2022	2023
Average nickel price per pound[2]	$ 8.02	$ 6.74	$ 8.80	$ 10.28	$ 8.90

[1] The Company defines backlog to include firm commitments from customers for delivery of product at established prices. There are orders in the backlog at any given time which include prices that are subject to adjustment based on lead times and changes in raw material costs, which can vary but is roughly 65% of the orders. Historically, approximately 50% of the backlog orders have shipped within six months and approximately 90% have shipped within 12 months. The backlog figures do not typically reflect that portion of the business conducted at service and sales centers on a spot or "just-in-time" basis.

[2] Represents the average price for a cash buyer as reported by the London Metals Exchange for the 30 days ending on the last day of the period presented.

	Quarter Ended				Quarter Ended			
	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023
Backlog								
Dollars (in thousands)	$ 217,477	$ 280,687	$ 338,178	$ 373,736	$ 408,181	$ 446,749	$ 468,132	$ 460,370
Pounds (in thousands)	8,931	10,654	12,125	12,798	13,640	14,177	14,632	14,635
Average selling price per pound	$ 24.35	$ 26.35	$ 27.89	$ 29.20	$ 29.93	$ 31.51	$ 31.99	$ 31.46
Average nickel price per pound								
London Metals Exchange[1]	$ 9.10	$ 15.47	$ 11.71	$ 10.28	$ 13.08	$ 10.56	$ 9.61	$ 8.90

[1] Represents the average price for a cash buyer as reported by the London Metals Exchange for the 30 days ending on the last day of the period presented.

Backlog has significantly increased due to strong demand. In response, the Company added production headcount and invested in inventory in order to increase shipping levels and net revenue. The backlog peaked in the third quarter of fiscal 2023 at $468.1 million, then declined $7.8 million as fourth quarter revenue increased to $160.6 million; the highest quarterly revenue of fiscal 2023. The Company's backlog dollars at September 30, 2023 increased compared September 30, 2022 by 23.2% due to a 14.4% increase in backlog pounds combined with a 7.7% increase in backlog average selling price. The increase in backlog was primarily driven by sales order increases in the industrial gas turbine market and the aerospace market.

Revenues by geographic area

Net revenues in fiscal 2021, 2022 and 2023 were generated primarily by the Company's U.S. operations. Sales to domestic customers comprised approximately 53%, 57% and 58% of the Company's net revenues in fiscal 2021, 2022 and 2023, respectively. In addition, the majority of the Company's operating costs are incurred in the U.S., as all of its manufacturing facilities are located in the U.S. It is expected that net revenues will continue to be highly dependent on the Company's domestic sales and manufacturing facilities in the U.S.

The Company's foreign and export sales were approximately $158.6 million, $212.0 million and $245.6 million for fiscal 2021, 2022 and 2023, respectively. Additional information concerning foreign operations and export sales is set forth in Note 13 to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Quarterly Market Information

	Quarter Ended				Quarter Ended			
	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023
Net revenues (in thousands)								
Aerospace	$ 48,455	$ 52,918	$ 60,981	$ 67,647	$ 64,518	$ 66,612	$ 77,456	$ 81,805
Chemical processing . .	17,450	22,850	24,180	27,185	22,715	28,605	17,696	23,003
Industrial gas turbine . .	14,598	24,788	23,991	28,501	26,025	32,420	28,073	34,213
Other markets	14,487	9,755	14,518	14,946	14,722	17,550	13,416	14,599
Total product revenue .	94,990	110,311	123,670	138,279	127,980	145,187	136,641	153,620
Other revenue	4,440	6,745	6,495	5,531	4,693	7,599	7,260	6,976
Net revenues	$ 99,430	$ 117,056	$ 130,165	$ 143,810	$ 132,673	$ 152,786	$ 143,901	$ 160,596
Shipments by markets (in thousands of pounds)								
Aerospace	1,864	1,808	2,142	2,402	2,187	1,982	2,376	2,533
Chemical processing . .	794	870	882	921	786	845	462	653
Industrial gas turbine . .	799	1,416	1,090	1,242	1,289	1,430	1,311	1,412
Other markets	420	244	427	318	290	410	278	269
Total shipments	3,877	4,338	4,541	4,883	4,552	4,667	4,427	4,867
Average selling price per pound								
Aerospace	$ 26.00	$ 29.27	$ 28.47	$ 28.16	$ 29.50	$ 33.61	$ 32.60	$ 32.30
Chemical processing . .	21.98	26.26	27.41	29.52	28.90	33.85	38.30	35.23
Industrial gas turbine . .	18.27	17.51	22.01	22.95	20.19	22.67	21.41	24.23
Other markets	34.49	39.98	34.00	47.00	50.77	42.80	48.26	54.27
Total average selling price (product only; excluding other revenue) . .	24.50	25.43	27.23	28.32	28.12	31.11	30.87	31.56
Total average selling price (including other revenue)	25.65	26.98	28.66	29.45	29.15	32.74	32.51	33.00

Results of Operations

This section of this Annual Report on Form 10-K generally discusses fiscal 2023 and fiscal 2022 items and year-to-year comparisons between fiscal 2023 and fiscal 2022. For discussion related to fiscal 2021 items and year-to-year comparisons between fiscal 2022 and fiscal 2021 that are not included in this Annual Report on Form 10-K, please refer to Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2022, filed with the SEC on November 17, 2022.

Year Ended September 30, 2023 Compared to Year Ended September 30, 2022

($ in thousands, except per share figures)

	Year Ended September 30,				Change	
	2022		2023		Amount	%
Net revenues	$ 490,461	100.0 %	$ 589,956	100.0 %	$ 99,495	20.3 %
Cost of sales	384,128	78.3 %	480,196	81.4 %	96,068	25.0 %
Gross profit	106,333	21.7 %	109,760	18.6 %	3,427	3.2 %
Selling, general and administrative expense	47,089	9.6 %	48,028	8.1 %	939	2.0 %
Research and technical expense	3,822	0.8 %	4,126	0.7 %	304	8.0 %
Operating income	55,422	11.3 %	57,606	9.8 %	2,184	3.9 %
Nonoperating retirement benefit expense (income)	(4,655)	(0.9)%	(1,834)	(0.3)%	2,821	(60.6)%
Interest income	(18)	(0.0)%	(56)	(0.0)%	(38)	211.1 %
Interest expense	2,481	0.5 %	7,594	1.3 %	5,113	206.1 %
Income before income taxes	57,614	11.7 %	51,902	8.8 %	(5,712)	(9.9)%
Provision for income taxes	12,527	2.6 %	9,927	1.7 %	(2,600)	(20.8)%
Net income	$ 45,087	9.2 %	$ 41,975	7.1 %	$ (3,112)	(6.9)%

The following table includes a breakdown of net revenues, shipments and average selling prices to the markets served by the Company for the periods shown.

By market

	Year Ended September 30,		Change	
	2022	2023	Amount	%
Net revenues (dollars in thousands)				
Aerospace	$ 230,001	$ 290,391	$ 60,390	26.3 %
Chemical processing	91,665	92,019	354	0.4 %
Industrial gas turbine	91,878	120,731	28,853	31.4 %
Other markets	53,706	60,287	6,581	12.3 %
Total product revenue	467,250	563,428	96,178	20.6 %
Other revenue	23,211	26,528	3,317	14.3 %
Net revenues	$ 490,461	$ 589,956	$ 99,495	20.3 %
Pounds by market (in thousands)				
Aerospace	8,216	9,078	862	10.5 %
Chemical processing	3,467	2,746	(721)	(20.8)%
Industrial gas turbine	4,547	5,442	895	19.7 %
Other markets	1,409	1,247	(162)	(11.5)%
Total shipments	17,639	18,513	874	5.0 %
Average selling price per pound				
Aerospace	$ 27.99	$ 31.99	$ 4.00	14.3 %
Chemical processing	26.44	33.51	7.07	26.7 %
Industrial gas turbine	20.21	22.19	1.98	9.8 %
Other markets	38.12	48.35	10.23	26.8 %
Total product (excluding other revenue)	26.49	30.43	3.94	14.9 %
Total average selling price (including other revenue)	$ 27.81	$ 31.87	$ 4.06	14.6 %

Net Revenues. Net revenues were $590.0 million in fiscal 2023, an increase of 20.3% from $490.5 million in fiscal 2022 due to average selling price per pound increases in all of our markets and increases in volume in the aerospace and industrial gas turbine markets, partially offset by lower volumes in the chemical processing and other markets. The product average selling price was $30.43 in fiscal 2023, an increase of 14.9% from $26.49 per pound in fiscal 2022. The increase in product average selling price per pound in fiscal 2023 largely reflected price increases and other sales factors, which increased average selling price per pound by approximately $3.90, and a change in product mix, which increased average selling prices per pound by approximately $0.46, partially offset by lower market prices of raw materials, which decreased average selling price per pound by approximately $0.42. The 5.0% increase in pounds sold was due to the demand recovery and strong sales in the industrial gas turbine market, which increased volume sold by 19.7% and the aerospace market which increased volume sold by 10.5%.

The aerospace market has experienced increased demand as inventory throughout the aerospace supply chain continues to be replenished in response to the increase in engine builds. The increase in average selling price per pound in the aerospace market largely reflected price increases and other pricing factors, which increased average selling price per pound by approximately $3.91, and a change in product mix, which increased average selling price per pound by approximately $0.59, partially offset by a decrease in market prices of raw materials, which decreased average selling price per pound by approximately $0.50.

Volume to the chemical processing market in fiscal 2023 was 20.8% lower than fiscal 2022 primarily due to lower special project shipments and the mix-management of product shipments away from lower-value commodity alloys. The increase in average selling price per pound in the chemical processing market reflected price increases and other sales factors, which increased average selling price per pound by approximately $3.75, a change in product mix, which increased average selling price per pound by approximately $3.08, and higher market prices of raw materials, primarily molybdenum, which increased average selling price per pound by approximately $0.24.

The higher volume to the industrial gas turbine market was a result of overall increased demand in the market. The increase in average selling price per pound in the industrial gas turbine market reflected price increases and other sales factors, which increased average selling price per pound by approximately $3.41, partially offset by a change in product mix, which decreased average selling price per pound by approximately $1.08 and lower market prices of raw materials, which decreased average selling price per pound by approximately $0.35.

Volume to other markets decreased in fiscal 2023 by 11.5% from fiscal 2022 due to lower shipments into the flue-gas desulfurization markets. The average selling price per pound increase to other markets reflected price increases and other sales factors, which increased average selling price per pound by approximately $6.29 and a change in product mix, which increased average selling price per pound by approximately $5.38, partially offset by lower market prices of raw materials, which decreased average selling price per pound by $1.44.

Other Revenue. The increase in other revenue was due primarily to increased sales of conversion services.

Cost of Sales. Cost of sales as a percentage of revenues in fiscal 2023 was higher than fiscal 2022 due to higher raw material prices included in cost of sales relative to the impact of raw material price adjustors in selling prices.

Gross Profit. Gross profit in fiscal 2023 decreased compared to the prior year as gross profit in fiscal 2023 was adversely impacted by higher raw material prices included in cost of sales relative to the impact of raw material price adjustors in selling prices, which decreased gross profit. In fiscal 2022, gross profit benefited from lower raw material prices included in cost of sales relative to the impact of raw material price adjustors in selling prices, which increased gross profit.

Selling, General and Administrative Expense. The decrease as a percent of net revenues for selling, general and administrative expense was largely driven by the leveraging effect of higher net revenues, as spend in fiscal 2023 of $48.0 million was 2.0% higher than spend in fiscal 2022 of $47.1 million.

Research and Technical Expense. The decrease as a percent of net revenues for research and technical expense was largely driven by the leverage effect of higher net revenues, as spend in fiscal 2023 of $4.1 million was 8.0% higher than spend in fiscal 2022 of $3.8 million.

Nonoperating retirement benefit expense (income). The lower benefit recorded in nonoperating retirement benefit was primarily driven by an increase in the discount rate used in the actuarial valuation of the U.S. pension plan liability as of September 30, 2022 that resulted in a higher interest cost component of nonoperating retirement benefit expense (income) in fiscal 2023 when compared to fiscal 2022. Partially offsetting the higher interest cost was the amortization of the actuarial gains of the U.S. pension plan liability in fiscal 2023.

Interest Expense. The increase in interest expense in fiscal 2023 as compared to fiscal 2022 was driven by higher borrowings against the revolving line of credit along with higher borrowing rates.

Income Taxes. The decrease in income tax expense was driven primarily by a difference in income before income taxes of $5.7 million. Income tax expense in fiscal 2023 as a percentage of income before income taxes was 19.1% as compared to 21.7% in fiscal 2022. The decrease was largely driven by a change in estimate of taxes owed on income earned in international locations in tax years ended September 30, 2022 and 2023.

Liquidity and Capital Resources

Comparative cash flow analysis (2022 to 2023)

The Company had cash and cash equivalents of $10.7 million as of September 30, 2023, inclusive of $10.8 million that was held by foreign subsidiaries in various currencies, compared to $8.4 million as of September 30, 2022. Additionally, the Company had $114.8 million of borrowings against the $200.0 million line of credit outstanding with remaining capacity available of $85.2 million as of September 30, 2023, putting total liquidity at $95.9 million.

Net cash used in operating activities during fiscal 2023 was $16.7 million compared to net cash used in operating activities of $79.5 million in fiscal 2022. The decrease in cash used in operating activities during fiscal 2023 was driven by an increase in inventory of $50.4 million as compared to an increase of $116.8 million during fiscal 2022 and an increase in accounts receivable of $8.2 million as compared to an increase of $42.7 million in fiscal 2022. This was partially offset by a decrease in accounts payable and accrued expenses of $8.5 million during fiscal 2023 as compared to an increase of $10.7 million in fiscal 2022, a difference of $19.2 million.

Net cash used in investing activities was $16.4 million during fiscal 2023, which was higher than net cash used in investing activities of $15.1 million during fiscal 2022 due to higher additions to property, plant and equipment.

Net cash provided by financing activities was $34.6 million during fiscal 2023, a decrease of $22.0 million from cash provided by financing activities of $56.6 million in fiscal 2022. This difference was primarily driven by a net borrowing of $40.1 million against the revolving line of credit during fiscal 2023 compared to a net borrowing of $74.7 million in fiscal 2022. This was partially offset with proceeds from the exercise of stock options of $8.2 million during fiscal 2023 as compared to proceeds from the exercise of stock options of $0.5 million in fiscal 2022 and lower share repurchases of $0.9 million in fiscal 2023 as compared to $7.2 million during fiscal 2022. Dividends paid of $11.2 million during fiscal 2023 were higher than dividends paid of $11.1 million in fiscal 2022.

Future sources of liquidity

The Company's sources of liquidity for the next twelve months are expected to consist primarily of cash generated from operations, cash on-hand and borrowings under the U.S. revolving credit facility, the terms of which are described in Note 8 to the Company's Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K. At September 30, 2023, the Company had cash of $10.7 million, an outstanding balance of $114.8 million on the U.S. revolving credit facility and total remaining borrowing availability against the revolving credit facility of approximately $85.2 million, subject to a borrowing base formula and certain reserves. Management believes that the resources described above will be sufficient to fund planned capital expenditures, any regular quarterly dividends declared and working capital requirements over the next twelve months.

The Company's primary uses of cash over the next twelve months are expected to consist of expenditures related to:

- Funding operations, including raw material purchases, labor costs, insurance, utilities, equipment maintenance;

- Capital spending, including for purchases of new plant and equipment;

- Dividends to stockholders; and

- Pension and postretirement plan contributions, including an anticipated contribution to the U.S. pension plan of $6 million during fiscal 2024.

Capital investment in fiscal 2023 was $16.4 million, and the capital spending in fiscal 2024 is planned to be between $25.0 million and $35.0 million.

Contractual Obligations

The following table sets forth the Company's contractual obligations for the periods indicated, as of September 30, 2023. Management believes cash from operations, cash on hand and borrowings under the Company's Credit Facility will be sufficient to meet these obligations as they come due.

| Contractual Obligations | Total | Payments Due by Period | | | |
		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
		(in thousands)			
Credit facility[1]	$ 158,761	$ 9,256	$ 18,510	$ 130,995	$ —
Operating lease obligations[2]	4,315	2,285	1,911	119	—
Finance lease obligations[3]	12,656	1,032	2,081	2,100	7,443
Raw material contracts[4]	98,722	82,996	15,726	—	—
Capital projects and other commitments	5,893	5,720	173	—	—
Pension plan[5]	13,622	6,000	7,622	—	—
Non-qualified pension plans	492	95	190	190	17
Other postretirement benefits[6]	52,326	2,844	5,851	5,911	37,720
Environmental post-closure monitoring	355	89	137	129	—
Total	$ 347,142	$ 110,317	$ 52,201	$ 139,444	$ 45,180

[1] As of September 30, 2023, the balance under the revolving credit facility was $114,843 which expires on June 20, 2028 (See Note 8. "Debt" to the Company's Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K). Additionally, future unused line fees and interest expense are estimated assuming current borrowings on the revolving credit facility and no extension of terms beyond the current maturity date.

[2] Represents multi-year obligation for all operating leases for certain land and buildings, plant equipment, vehicles, office and computer equipment, including short term lease obligations. Typically, lease obligations on real estate are renewed upon expiration and lease obligations on equipment are replaced with new leases unless the Company makes a decision to purchase new equipment.

[3] Represents payments for finance lease obligations of real property that are intended to be held for a long time.

[4] Raw material purchase obligations consist primarily of commitments to purchase commodities, primarily nickel, cobalt, chromium or molybdenum as well as scrap alloys. We believe the minimum required purchase quantities are lower than our current requirements for these metals. Additionally, changes in the market price of these

commodities along with changes in the Company's production volumes will determine if future requirements beyond these commitments will differ from the current levels.

(5)   The Company has a funding obligation to contribute $13,622 to the domestic pension plan. These payments will be tax deductible. All benefit payments under the domestic pension plan will come from the plan and not the Company.

(6)   Represents expected other postretirement benefits based upon anticipated timing of payments.

Inflation or Deflation

The Company may be favorably or unfavorably impacted by inflation or deflation, resulting in a material impact on its operating results. The Company attempts to pass onto customers both increases in consumable costs and material costs because of the value-added contribution the material makes to the final product; however, the Company may not be able to successfully offset a rapid increase in raw material costs with adjustments to customer selling prices. In the event of raw material price declines, the Company's customers may delay order placement, resulting in lower volumes. In the event of raw material price increases that the Company is unable to pass on to its customers, the Company's cash flows or results of operations could be materially adversely affected.

Critical Accounting Policies and Estimates

Overview

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to credit losses, inventories, income taxes, asset impairments, retirement benefits, matters related to product liability and other lawsuits and environmental matters. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, pension asset mix and, in some cases, actuarial techniques and various other factors that are believed to be reasonable under the circumstances. The results of this process form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company routinely reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions.

The Company's accounting policies are more fully described in Note 2 in the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K. The Company has identified certain critical accounting policies, which are described below. The following listing of policies is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Pension and Postretirement Benefits

The Company has defined benefit pension and postretirement plans covering many of its current and former employees. Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets (if any), the discount rate used to value future payment streams, expected trends in health care costs and other actuarial assumptions. Annually, the Company evaluates the significant assumptions to be used to value its pension and postretirement plan assets and liabilities based on current market conditions and expectations of future costs. If actual results are less favorable than those projected by management, additional expense may be required in future periods.

The selection of the U.S. pension plan's assumption for the expected long-term rate of return on plan assets is based upon the U.S. Pension plan's target allocation. The return on assets is based on fair value of the plan assets and their investment allocation at the beginning of the fiscal year. The Company also realizes that historical performance is no guarantee of future performance.

In the short term, substantial decreases in plan assets will result in higher plan funding contribution levels and higher pension expenses. A decrease of 25 basis points in the expected long-term rate of return on plan assets would result in an increase in annual pension expense of about $0.5 million. To the extent that the actual return on plan assets during the year exceeds or falls short of the assumed long-term rate of return, an asset gain or loss is created. For funding purposes, gains and losses are generally amortized over a 6-year period.

Decreases in discount rates used to value future payment streams will result in higher liabilities for pension and postretirement plans. A decrease of 25 basis points would result in $5.4 million higher liability for the U.S. pension plan and $1.7 million higher liability for the postretirement plan. This increase in liability would also increase the accumulated other comprehensive loss that would be amortized as higher pension and postretirement expense over an amortization period of approximately 5.6 and 11.0 years, respectively.

Salaried employees hired after December 31, 2005 and hourly employees hired after June 30, 2007 are not covered by the U.S. pension plan; however, they are eligible for an enhanced matching program of the defined contribution plan (the Company's 401(k) plan). Effective December 31, 2007, the U.S. pension plan was amended to freeze benefits for all non-union employees in the U.S. Effective September 30, 2009, the U.K. pension plan was amended to freeze benefits for employees in that plan.

Income Taxes

The Company accounts for deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between book and tax basis of recorded assets and liabilities. A valuation allowance is required if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The determination of whether or not a valuation allowance is needed is based upon an evaluation of both positive and negative evidence.

In the process of completing an assessment of the need for a valuation allowance, we make judgments and estimates with respect to future operating results, feasible tax planning strategies, timing of the reversal of deferred tax assets and current market and industry factors. In order to determine the effective tax rate to apply to interim periods, estimates and judgments are made (by taxable jurisdiction) as to the amount of taxable income that may be generated, the availability of deductions and credits expected and the availability of net operating loss carryforwards or other tax attributes to offset taxable income.

The ultimate amount of deferred tax assets realized could be different from those recorded, as influenced by potential changes in enacted tax laws and the availability of future taxable income. A change in our effective tax rate by 1% would have had an impact of approximately $0.5 million to Net income for fiscal September 30, 2023.

Recently Issued Accounting Pronouncements

See Note 2—Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements in Part II, Item 8 in this Annual Report on Form 10-K for information regarding New Accounting Standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices. The Company is exposed to various market risks, including changes in interest rates, foreign currency exchange rates, the price of raw materials, particularly nickel and cobalt, as well as the costs of supplies.

Changes in interest rates affect the Company's interest expense on variable rate debt. All of the Company's revolving credit facility availability was at a variable rate at September 30, 2022 and 2023. The Company's outstanding variable rate debt was $74.7 million at September 30, 2022 and $114.8 million at September 30, 2023. The Company has not entered into any derivative instruments to hedge the effects of changes in interest rates.

Foreign currency exchange risk exists primarily because the Company's foreign subsidiaries maintain receivables and payables denominated in currencies other than their functional currency. Foreign currency forward contracts are entered into as a means to partially offset the impact of cash transactions occurring at the foreign affiliates in currencies other than the entities' functional currency. The U.S. operations transact their foreign sales in U.S. dollars, thereby avoiding fluctuations in foreign exchange rates. The Company was not party to any currency contracts as of September 30, 2023.

Fluctuations in the price of nickel and cobalt, subject the Company to commodity price risk. The Company manages its exposure to this market risk through internally established policies and procedures, including negotiating raw material escalators within product sales agreements and continually monitoring and revising customer quote amounts to reflect the fluctuations in market prices for nickel. The Company does not presently use derivative instruments to manage this market risk but may in the future. The Company monitors its underlying market risk exposure from a rapid change in nickel prices on an ongoing basis and believes that it can modify or adapt its strategies as necessary. The Company periodically purchases raw material forward with certain suppliers. However, there is a risk that the Company may not be able to successfully offset a rapid increase or decrease in the cost of raw material in the future.

Item 8. Financial Statements and Supplementary Data

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Haynes International, Inc. and Subsidiaries as of September 30, 2022 and 2023 and for the years ended September 30, 2021, September 30, 2022 and September 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Haynes International, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Haynes International, Inc. and subsidiaries (the "Company") as of September 30, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

U.S. Pension and Postretirement Plans – Discount Rate - Refer to Notes 2 and 9 to the financial statements

Critical Audit Matter Description

The Company has a defined benefit pension plan ("pension") and postretirement health care benefits ("OPEB") in the U.S. covering most of its current and former employees. As of September 30, 2023, the pension projected benefit obligation was $217.4 million and the OPEB projected benefit obligation was $52.3 million. The actuarial determination of the pension and OPEB projected benefit obligations on an annual basis requires management to make significant assumptions related to the selection of the discount rates used in the calculation of the net present value of future pension and OPEB benefits. The Company establishes the discount rates assumption for the U.S. pension and OPEB plans utilizing the FTSE Pension Discount Curve and projected benefit payments.

Given the significance of the U.S. pension and OPEB projected benefit obligations and their sensitivity to a change in the discount rates, management was required to make significant assumptions related to the selection of the discount rates. Therefore, performing audit procedures to evaluate the reasonableness of the discount rates selected by management for the U.S. pension and OPEB plans required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rates for the U.S. pension and OPEB plans selected by management included the following, among others:

- We tested the effectiveness of internal controls over the valuation of the U.S. pension and OPEB projected benefit obligations, including management's control over selection of the discount rates.
- With the assistance of our actuarial specialists:

  o We evaluated the methodology utilized to select the discount rates for conformity with applicable accounting guidance.
  o We tested the source information underlying the determination of the discount rates, including the methodology used to construct the yield curve and the mathematical accuracy of the calculation.
  o We evaluated the reasonableness of the Company's selection and use of the external published yield curve used by management to determine the discount rates.

/s/ Deloitte & Touche LLP

Indianapolis, IN
November 16, 2023

We have served as the Company's auditor since fiscal year 1998.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

		September 30, 2022		September 30, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	8,440	$	10,723
Accounts receivable, less allowance for credit losses of $428 and $459 at September 30, 2022 and September 30, 2023, respectively		94,912		106,292
Inventories		357,556		414,077
Income taxes receivable		—		2,372
Other current assets		3,514		5,702
Total current assets		464,422		539,166
Property, plant and equipment, net		142,772		142,540
Deferred income taxes		5,680		3,608
Other assets		9,723		10,523
Goodwill		4,789		4,789
Other intangible assets, net		4,909		5,655
Total assets	$	632,295	$	706,281
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	54,886	$	52,812
Accrued expenses		19,294		18,201
Income taxes payable		828		336
Accrued pension and postretirement benefits		3,371		2,940
Deferred revenue—current portion		2,500		2,500
Total current liabilities		80,879		76,789
Revolving credit facilities - Long-term		74,721		114,843
Long-term obligations (less current portion)		7,848		7,448
Deferred revenue (less current portion)		7,829		5,329
Deferred income taxes		3,103		3,686
Operating lease liabilities		576		362
Accrued pension benefits (less current portion)		21,090		14,019
Accrued postretirement benefits (less current portion)		60,761		49,481
Total liabilities		256,807		271,957
Commitments and contingencies		—		—
Stockholders' equity:				
Common stock, $0.001 par value (40,000,000 shares authorized, 12,854,773 and 13,124,401 shares issued and 12,479,741 and 12,731,661 shares outstanding at September 30, 2022 and September 30, 2023, respectively)		13		13
Preferred stock, $0.001 par value (20,000,000 shares authorized, 0 shares issued and outstanding)		—		—
Additional paid-in capital		266,193		277,713
Accumulated earnings		135,040		165,825
Treasury stock, 375,032 shares at September 30, 2022 and 392,740 shares at September 30, 2023		(14,666)		(15,600)
Accumulated other comprehensive income (loss)		(11,092)		6,373
Total stockholders' equity		375,488		434,324
Total liabilities and stockholders' equity	$	632,295	$	706,281

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended September 30, 2021	Year Ended September 30, 2022	Year Ended September 30, 2023
Net revenues	$ 337,661	$ 490,461	$ 589,956
Cost of sales	297,931	384,128	480,196
Gross profit	39,730	106,333	109,760
Selling, general and administrative expense	43,470	47,089	48,028
Research and technical expense	3,403	3,822	4,126
Operating income (loss)	(7,143)	55,422	57,606
Nonoperating retirement benefit expense (income)	1,470	(4,655)	(1,834)
Interest income	(16)	(18)	(56)
Interest expense	1,186	2,481	7,594
Income (loss) before income taxes	(9,783)	57,614	51,902
Provision for (benefit from) income taxes	(1,100)	12,527	9,927
Net income (loss)	$ (8,683)	$ 45,087	$ 41,975
Net income (loss) per share:			
Basic	$ (0.71)	$ 3.62	$ 3.31
Diluted	$ (0.71)	$ 3.57	$ 3.26
Weighted Average Common Shares Outstanding			
Basic	12,500	12,346	12,567
Diluted	12,500	12,506	12,780
Dividends declared per common share	$ 0.88	$ 0.88	$ 0.88

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended September 30, 2021	Year Ended September 30, 2022	Year Ended September 30, 2023
Net income (loss)	$ (8,683)	$ 45,087	$ 41,975
Other comprehensive income (loss), net of tax:			
Pension and postretirement	59,006	13,066	10,736
Foreign currency translation adjustment	3,254	(11,817)	6,729
Other comprehensive income (loss)	62,260	1,249	17,465
Comprehensive income	$ 53,577	$ 46,336	$ 59,440

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock Shares	Par	Additional Paid-in Capital	Accumulated Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance October 1, 2020	12,622,371	$ 13	$ 257,583	$ 120,943	$ (2,437)	$ (74,601)	$ 301,501
Net income (loss)				(8,683)			(8,683)
Dividends paid ($0.88 per share).				(11,245)			(11,245)
Other comprehensive income . .						62,260	62,260
Issue restricted stock (less forfeitures)	76,498						—
Purchase of treasury stock	(136,729)				(4,986)		(4,986)
Stock compensation			4,474				4,474
Balance September 30, 2021	12,562,140	$ 13	$ 262,057	$ 101,015	$ (7,423)	$ (12,341)	$ 343,321
Net income				45,087			45,087
Dividends paid ($0.88 per share).				(11,062)			(11,062)
Other comprehensive income . .						1,249	1,249
Exercise of stock options	14,558		537				537
Issue restricted stock (less forfeitures)	82,437						—
Purchase of treasury stock	(179,394)				(7,243)		(7,243)
Stock compensation			3,599				3,599
Balance September 30, 2022	12,479,741	$ 13	$ 266,193	$ 135,040	$ (14,666)	$ (11,092)	$ 375,488
Net income				41,975			41,975
Dividends paid and accrued ($0.88 per share).				(11,190)			(11,190)
Other comprehensive income . .						17,465	17,465
Exercise of stock options	218,576		8,230				8,230
Issue restricted stock (less forfeitures)	51,052						—
Purchase of treasury stock	(17,708)				(934)		(934)
Stock compensation			3,290				3,290
Balance September 30, 2023	12,731,661	$ 13	$ 277,713	$ 165,825	$ (15,600)	$ 6,373	$ 434,324

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended September 30, 2021	Year Ended September 30, 2022	Year Ended September 30, 2023
Cash flows from operating activities:			
Net income (loss)	$ (8,683)	$ 45,087	$ 41,975
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	19,100	18,289	17,996
Amortization	467	780	579
Pension and post-retirement expense - U.S. and U.K.	8,100	1,898	2,243
Change in long-term obligations	9	(136)	(108)
Stock compensation expense	4,474	3,599	3,290
Deferred revenue	(2,500)	(2,500)	(2,500)
Deferred income taxes	(2,436)	6,442	(608)
Loss on disposition of property	173	18	498
Change in assets and liabilities:			
Accounts receivable	(6,159)	(42,710)	(8,159)
Inventories	(777)	(116,780)	(50,440)
Other assets	(4,926)	3,464	(3,106)
Accounts payable and accrued expenses	33,869	10,696	(8,465)
Income taxes	2,859	1,780	(2,848)
Accrued pension and postretirement benefits	(20,305)	(9,408)	(7,064)
Net cash provided by (used in) operating activities	23,265	(79,481)	(16,717)
Cash flows from investing activities:			
Additions to property, plant and equipment	(5,949)	(15,114)	(16,397)
Net cash used in investing activities	(5,949)	(15,114)	(16,397)
Cash flows from financing activities:			
Revolving credit facility borrowings	—	115,528	156,856
Revolving credit facility repayments	—	(40,807)	(116,734)
Dividends paid	(11,175)	(11,072)	(11,192)
Proceeds from exercise of stock options	—	537	8,230
Payment for purchase of treasury stock	(4,986)	(7,243)	(934)
Payment for debt issuance cost	(997)	(103)	(1,325)
Payments on long-term obligations	(285)	(278)	(315)
Net cash provided by (used in) financing activities	(17,443)	56,562	34,586
Effect of exchange rates on cash	615	(1,253)	811
Increase (decrease) in cash and cash equivalents:	488	(39,286)	2,283
Cash and cash equivalents:			
Beginning of period	47,238	47,726	8,440
End of period	$ 47,726	$ 8,440	$ 10,723
Supplemental disclosures of cash flow information:			
Interest (net of capitalized interest)	$ 855	$ 1,206	$ 6,810
Income taxes paid, net	$ (1,580)	$ 3,671	$ 13,202
Capital expenditures incurred but not yet paid	$ 666	$ 242	$ 1,442
Dividends declared but not yet paid	$ 210	$ 199	$ 198

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data and as otherwise noted)

Note 1. Background and Organization

Description of Business

Haynes International, Inc. ("Haynes", "the Company", "we", "our" or "us") is one of the world's largest developers, producers, and distributors of technologically advanced high-performance nickel- and cobalt-based alloys. The Company's products, which are sold primarily into the aerospace, chemical processing and industrial gas turbine industries, consist of high-temperature resistant alloys, or "HTA" products, and corrosion-resistant alloys, or "CRA" products. HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace market, gas turbine engines used for power generation and industrial heating equipment. CRA products are used in applications that require resistance to very corrosive media found in chemical processing, power plant emissions control and waste treatment. Haynes high-performance alloy sales in sheet, coil and plate forms, in the aggregate, represented approximately 64% of net product revenues in fiscal 2023. The Company also produces its products as seamless and welded tubulars, which represented approximately 12% of fiscal 2023 net product revenues and in wire form, which represented approximately 6% of fiscal 2023 net product revenues, and in slab, bar and billet forms, which, in the aggregate, represented approximately 18% of fiscal 2023 net product revenues.

High-performance alloys are characterized by highly engineered, often proprietary, metallurgical formulations primarily of nickel, cobalt and other metals with complex physical properties. The complexity of the manufacturing process for high-performance alloys is reflected in the Company's relatively high average selling price per pound, compared to the average selling price of other metals, such as carbon steel sheet, stainless steel sheet and aluminum. The high-performance alloy industry has significant barriers to entry such as the combination of (i) demanding end-user specifications, (ii) a multi-stage manufacturing process and (iii) the technical sales, marketing and manufacturing expertise required to develop and sell new applications.

COVID-19 Pandemic

COVID-19 related disruptions negatively impacted the Company's financial and operating results in fiscal 2021. In particular, the pandemic negatively impacted the aerospace supply chain; however, markets other than aerospace were also depressed during that time period.

Note 2. Summary of Significant Accounting Policies

A.   Principles of Consolidation and Nature of Operations

The consolidated financial statements include the accounts of Haynes International, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances are eliminated. The Company has manufacturing facilities in Kokomo, Indiana; Mountain Home, North Carolina; and Arcadia, Louisiana with service centers in LaPorte, Indiana; LaMirada, California; Houston, Texas; Windsor, Connecticut; Openshaw, England; Lenzburg, Switzerland; Shanghai, China; and sales offices in Paris, France; Singapore; Milan, Italy; and Tokyo, Japan.

B.   Cash and Cash Equivalents

The Company considers all highly liquid investment instruments, including investments with original maturities of three months or less at acquisition, to be cash equivalents, the carrying value of which approximates fair value due to the short maturity of these investments.

C.   Accounts Receivable

The Company maintains allowances for credit losses for estimated losses resulting from the inability of its customers to make required payments. The Company markets its products to a diverse customer base, both in the United States of America and overseas. Trade credit is extended based upon the Company's evaluation of each customer's ability to perform its obligation, which is updated periodically.

D.   Revenue Recognition

The Company recognizes revenue when performance obligations under the terms of customer contracts are satisfied which occurs when control of the goods has been transferred to the customer and services have been performed. Allowances for sales returns are recorded as a component of net sales in the periods in which the related sales are recognized. The Company determines this allowance based on historical experience. Additionally, the Company recognizes revenue attributable to an up-front fee received from Titanium Metals Corporation (TIMET) as a result of a twenty-year agreement entered into on November 17, 2006 to provide conversion services to TIMET. See Note 15, Deferred Revenue for a description of accounting treatment relating to this up-front fee.

E.   Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market or scrap value, if applicable, based upon assumptions about future demand and market conditions.

F.   Goodwill and Other Intangible Assets

The Company had goodwill, trademarks, customer relationships and other intangibles as of September 30, 2023. As the customer relationships have a definite life, they are amortized over fifteen years. The Company reviews customer relationships for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

Goodwill and trademarks (indefinite lived) are tested for impairment at least annually as of January 31 for goodwill and as of August 31 for trademarks (the annual impairment testing dates), or more frequently if impairment indicators exist. If the carrying value of the trademarks exceeds the fair value (determined using an income approach, based upon a discounted cash flow of an assumed royalty rate), impairment of the trademark may exist resulting in a charge to earnings to the extent of the impairment. The impairment test for goodwill is performed by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment loss in the event that the carrying amount is greater than the fair value. Any goodwill impairment loss recognized would not exceed the total carrying amount of goodwill allocated to that reporting unit. No impairment was recognized in the years ended September 30, 2021, 2022 or 2023 because the fair value exceeded the carrying values in each of those years.

During fiscal 2021, 2022 and 2023, there were no changes in the carrying amount of goodwill.

Amortization of the customer relationships and other intangibles was $467, $780 and $579 for the years ended September 30, 2021, 2022 and 2023, respectively. The following represents a summary of intangible assets at September 30, 2022 and 2023:

September 30, 2022	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks	$ 3,800	$ —	$ 3,800
Customer relationships	2,100	(1,128)	972
Other	1,100	(963)	137
	$ 7,000	$ (2,091)	$ 4,909

September 30, 2023	Gross Amount	Accumulated Amortization	Carrying Amount
Trademarks	$ 3,800	$ —	$ 3,800
Customer relationships	2,100	(1,257)	843
Other	1,080	(68)	1,012
	$ 6,980	$ (1,325)	$ 5,655

Estimated future Aggregate Amortization Expense:
Year Ending September 30,

2024	$ 396
2025	393
2026	390
2027	318
2028	113
Thereafter	245

G.   Property, Plant and Equipment

Additions to property, plant and equipment are recorded at cost with depreciation calculated primarily by using the straight-line method based on estimated economic useful lives, which are generally as follows:

Buildings and improvements		40 years
Machinery and equipment	5 —	14 years
Land improvements		20 years

Expenditures for maintenance and repairs and minor renewals are charged to expense; major renewals are capitalized. Upon the retirement or sale of assets, the cost of the disposed assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

The Company records capitalized interest for long-term construction projects to capture the cost of capital committed prior to the placed in service date as a part of the historical cost of acquiring the asset. Interest is not capitalized when the balance on the revolver is zero.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. The reviews are conducted at the lowest identifiable level of cash flows for the identified asset group. Recoverability of the asset group is measured by a comparison of the carrying amount of the asset group to the undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset group. No impairment was recognized during the years ended September 30, 2021, 2022 or 2023.

H.   Environmental Remediation

When it is probable that a liability has been incurred or an asset of the Company has been impaired, a loss is recognized assuming the amount of the loss can be reasonably estimated. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations and current technology. Such estimates take into consideration the expected costs of post-closure monitoring based on historical experience.   Amounts accrued for post-closure monitoring are presented in Note 18, Long-term Obligations.

I.   Pension and Postretirement Benefits

The Company has defined benefit pension and postretirement plans covering most of its current and former employees. Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets, the discount rate used to value future payment streams, expected trends in health care costs and other actuarial assumptions. Annually, the Company evaluates the significant assumptions to be used to value its pension and postretirement plan assets and liabilities based on current market conditions and expectations of future costs. If actual results are less favorable than those projected by management, additional expense may be required in future periods. Salaried employees hired after December 31, 2005 and hourly employees hired after June 30, 2007 are not covered by the pension plan; however, they are eligible for an enhanced matching program under the Company's defined contribution plan (its 401(k) plan). Effective December 31, 2007, the U.S. pension plan was amended to freeze benefits for all non-union employees in the U.S. Effective September 30, 2009, the U.K. pension plan was amended to freeze benefits for all employees in the plan. Effective January 1, 2007, a plan amendment of the postretirement medical plan capped the Company's liability related to retiree health care costs at $5,000 annually. Effective October 1, 2009, the U.S. postretirement medical plan was closed for all non-union employees.

J.   Foreign Currency Exchange

The Company's foreign operating entities' financial statements are denominated in the functional currencies of each respective country, which are the local currencies. All assets and liabilities are translated to U.S. dollars using exchange rates in effect at the end of the year, and revenues and expenses are translated at the weighted average rate for the year. Translation gains or losses are recorded as a separate component of comprehensive income (loss) and transaction gains and losses are reflected in the consolidated statements of operations.

Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency are included in selling, general and administrative expense. The Company has entered into foreign currency forward contracts (See Note 20, Foreign Currency Forward Contracts) with the purpose to reduce income statement volatility resulting from transaction gains and losses.

K.   Research and Technical Costs

Research and technical costs related to the development of new products and processes are expensed as incurred. Research and technical costs for the fiscal years ended September 30, 2021, 2022 and 2023 were $3,403, $3,822 and $4,126, respectively.

L.   Income Taxes

The Company accounts for deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between book and tax basis of recorded assets and liabilities. A valuation allowance is required if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The determination of whether or not a valuation allowance is needed is based upon an evaluation of both positive and negative evidence. In its evaluation of the need for a valuation allowance, the Company utilizes prudent and feasible tax planning strategies. The ultimate amount of deferred tax assets realized could be different from those recorded, as influenced by potential changes in enacted tax laws and the availability of future taxable income. The Company records uncertain tax positions on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority (See Note 7, Income Taxes).

M.   Stock-based Compensation

As described in Note 12, the Company has incentive compensation plans that provide for the issuance of restricted stock, restricted stock units, performance shares, stock options and stock appreciation rights to key employees and non-employee directors. To date, the Company has only issued restricted stock, performance shares and stock options. The stock-based compensation grants typically have a vesting period before the employee or director can take receipt of the stock or becomes eligible to exercises stock options. Employees and directors earn and receive dividends from the restricted stock during this vesting period and accumulated dividends related to performance shares are paid to the employees at the time that the shares are received by the employee after the end of the vesting period. The Company recognizes compensation expense under the fair-value based method as a component of operating expenses.

N.   Financial Instruments and Concentrations of Risk

The Company may periodically enter into forward currency exchange contracts to minimize the variability in the Company's operating results arising from foreign exchange rate movements. The Company does not engage in foreign currency speculation. At September 30, 2022 and 2023, the Company had no foreign currency exchange contracts outstanding. To date, all foreign currency contracts have been settled prior to the end of the month in which they were initiated.

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. At September 30, 2023, and periodically throughout fiscal 2023, the Company maintained cash balances in excess of federally insured limits. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the relatively short maturity of these instruments.

During fiscal 2021, 2022 and 2023, the Company did not have sales to any group of affiliated customers that were greater than 10% of net revenues. The Company generally does not require collateral with the exception of letters of credit with certain foreign sales. Credit losses amounted to $74, $171 and $286 in fiscal 2021, 2022 and 2023, respectively. The Company does not believe it is significantly vulnerable to the risk of near-term severe impact from business concentrations with respect to customers, suppliers, products, markets or geographic areas.

O.   Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to credit losses, inventories, income taxes, asset impairment, incremental borrowing rates, retirement benefits and environmental matters. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, pension asset mix and in some cases, actuarial techniques, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company routinely reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions.

P.   Earnings Per Share

The Company accounts for earnings per share using the two-class method. The two-class method is an earnings allocation that determines net income per share for each class of common stock and participating securities according to participation rights in undistributed earnings. Non-vested restricted stock awards that include non-forfeitable rights to dividends are considered participating securities. Basic earnings per share is computed by dividing net income available to common stockholders for the period by the weighted average number of common shares outstanding for the period. The computation of diluted earnings per share is similar to basic earnings per share, except the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

Basic and diluted net income per share were computed as follows:

	Years ended September 30,		
(in thousands, except share and per share data)	2021	2022	2023
Numerator: Basic and Diluted			
Net income (loss)	$ (8,683)	$ 45,087	$ 41,975
Dividends	(11,245)	(11,062)	(11,190)
Undistributed income (loss)	(19,928)	34,025	30,785
Percentage allocated to common shares [a]	100.0 %	99.0 %	99.2 %
Undistributed income (loss) allocated to common shares	(19,928)	33,699	30,544
Dividends paid on common shares outstanding	11,098	10,955	11,103
Net income (loss) available to common shares	(8,830)	44,654	41,647
Denominator: Basic and Diluted			
Weighted average common shares outstanding	12,499,609	12,346,025	12,566,843
Adjustment for dilutive potential common shares	—	159,475	213,435
Weighted average shares outstanding - Diluted	12,499,609	12,505,500	12,780,278
Basic net income (loss) per share	$ (0.71)	$ 3.62	$ 3.31
Diluted net income (loss) per share	$ (0.71)	$ 3.57	$ 3.26
Number of stock option shares excluded as their effect would be anti-dilutive	385,548	261,228	206,096
Number of restricted stock shares excluded as their effect would be anti-dilutive	165,794	50,415	41,809
Number of deferred restricted stock shares excluded as their effect would be anti-dilutive	30,529	2,791	6,052
Number of performance share awards excluded as their effect would be anti-dilutive	76,266	46,693	41,210
[a] Percentage allocated to common shares - weighted average			
Common shares outstanding	12,499,609	12,346,025	12,566,843
Unvested participating shares	—	119,549	98,992
	12,499,609	12,465,574	12,665,835

Q.   Recently Issued Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848).* This update provides optional expedients to ease the potential burden of accounting for the effects of reference rate reform as it pertains to contracts, hedging relationships and other transactions affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued. These amendments were effective immediately and may be applied prospectively to modifications made or relationships entered into or evaluated on or before December 31, 2022. This standard did not have a material impact on the Company's Consolidated Financial Statements.

Note 3. Revenues from Contracts with Customers

The Company applies a five-step analysis to: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. The Company's revenue from contracts with customers is generated primarily from providing high-performance alloys, manufactured to the specifications of its customers, along with conversion services to certain customers.

Performance Obligations

Revenue is recognized when performance obligations under the terms of contracts with the customer are satisfied, which occurs when control of the goods and services has been transferred to the customer. This predominately occurs upon shipment or delivery of the product or when the service is performed.

The Company may occasionally have customer agreements involving production and shipment of goods that would require revenue to be recognized over time due to there being no alternative use for the product without significant economic loss and an enforceable right to payment including a normal profit margin from the customer in the event of contract termination. As of September 30, 2022 and September 30, 2023, the Company did not have any customer agreements that would require revenue to be recorded over time.

Each customer purchase order or contract for goods transferred represents a single performance obligation for which revenue is recognized at either a point in time or over-time as described in the preceding paragraph. The standard terms and conditions of a customer purchase order include limited warranties and the right of customers to have products that do not meet specifications repaired or replaced, at the Company's option. Such warranties do not represent a separate performance obligation.

The customer agreement with TIMET (See Note 15) includes the performance obligation to provide conversion services for up to ten million pounds of titanium metal annually over a 20-year period which ends in fiscal 2027. The transaction price under this contract included a $50,000 up-front fee as well as conversion service fees based upon the fulfillment of conversion services requested at the option of TIMET. The $50,000 fee is allocated to the obligation to provide manufacturing capacity over time and, therefore, is recognized in income on a straight-line basis over the 20-year term of that agreement. The fees for conversion services are based on quantity of service and are recognized as revenue at the time the service is performed.

Transaction Price

Each customer purchase order or contract sets forth the transaction price for the products and services purchased under that arrangement. Some customer arrangements may include variable consideration, such as volume rebates, which generally depend upon the Company's customers meeting specified performance criteria, such as a purchasing level over a period of time. The Company exercises judgment to estimate the most likely amount of variable consideration at each reporting date.

Revenue is measured as the amount of consideration expected to be received in exchange for the transfer of goods or services to customers. Revenue is derived from product sales or conversion services, and is reported net of sales discounts, rebates, incentives, returns and other allowances offered to customers, if applicable. Payment terms vary from customer to customer depending upon credit worthiness, prior payment history and other credit considerations.

Amounts billed to customers for shipping and handling activities to fulfill the Company's promise to transfer the goods are included in revenues and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations. Shipping terms may vary for products shipped outside the United States depending on the mode of transportation, the country where the material is shipped and any agreements made with the customers.

Contract Balances

As of September 30, 2022 and September 30, 2023, accounts receivable with customers were $95,340 and $106,751, respectively. Allowance for credit losses as of September 30, 2022 and September 30, 2023 were $428 and

$459, respectively, and are presented within accounts receivable, less allowance for credit losses on the Consolidated Balance Sheets.

Contract liabilities are recognized when the Company has received consideration from a customer to transfer goods or services at a future point in time when the Company performs under the purchase order or contract. As of September 30, 2022 and September 30, 2023, no contract liabilities have been recorded except for $10,329 and $7,829, respectively, for the TIMET agreement and $700 and $810 for accrued product returns, respectively.

Practical Expedients

The Company has elected to use the practical expedient that permits the omission of disclosure for remaining performance obligations which are expected to be satisfied within one year or less. Aside from the TIMET agreement, the Company did not have any remaining performance obligations in excess of one year or any contracts that it did not have the right to invoice as of September 30, 2023. The Company does not adjust for the time value of money as the majority of its contracts have an original expected duration of one year or less; contracts that are greater than one year are related to net revenues that are constrained until the subsequent sales occur.

Disaggregation of Revenue

Revenue is disaggregated by end-use markets. The following table includes a breakdown of net revenues to the markets served by the Company for the fiscal years ended September 30, 2021, 2022 and 2023.

		Year Ended September 30,				
		2021		2022		2023
Net revenues (dollars in thousands)						
Aerospace	$	128,072	$	230,001	$	290,391
Chemical processing		63,147		91,665		92,019
Industrial gas turbine		66,772		91,878		120,731
Other markets		58,090		53,706		60,287
Total product revenue		316,081		467,250		563,428
Other revenue		21,580		23,211		26,528
Net revenues	$	337,661	$	490,461	$	589,956

See Note 13 for revenue disaggregated by geography and product group.

Note 4. Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the FIFO method. The following is a summary of the major classes of inventories:

		September 30, 2022		September 30, 2023
Raw Materials	$	31,887	$	42,602
Work-in-process		226,572		229,120
Finished Goods		97,657		140,756
Other		1,440		1,599
	$	357,556	$	414,077

Note 5. Property, Plant and Equipment

The following is a summary of the major classes of property, plant and equipment:

| | September 30, | |
	2022	2023
Land and land improvements	$ 10,158	$ 10,418
Buildings and improvements	45,872	46,931
Machinery and equipment	313,841	321,676
Construction in process	8,756	16,704
	378,627	395,729
Less accumulated depreciation	(235,855)	(253,189)
	$ 142,772	$ 142,540

As of September 30, 2022 and 2023, the Company had $132 and $131, respectively, of assets under a finance lease for equipment related to the service center operation in Shanghai, China. Additionally, the Company had $5,643 and $5,230 of assets under finance leases for two buildings at the LaPorte, Indiana service center as of September 30, 2022 and 2023, respectively.

Note 6. Accrued Expenses

The following is a summary of the major classes of accrued expenses:

| | September 30, | |
	2022	2023
Employee compensation	$ 7,734	$ 8,329
Taxes, other than income taxes	2,897	2,900
Accrued product returns	700	810
Utilities	1,383	1,171
Professional fees	966	428
Finance lease obligation, current	265	302
Management incentive compensation	3,609	2,289
Other	1,740	1,972
	$ 19,294	$ 18,201

Note 7. Income Taxes

The components of income (loss) before provision for income taxes and the provision for income taxes are as follows:

	Year Ended September 30,		
	2021	**2022**	**2023**
Income (loss) before income taxes:			
U.S.	$ (11,417)	$ 38,864	$ 37,538
Foreign	1,634	18,750	14,364
Total	$ (9,783)	$ 57,614	$ 51,902
Provision for (benefit from) income taxes:			
Current:			
U.S. Federal	$ 741	$ 2,031	$ 7,366
Foreign	349	3,302	2,741
State	228	639	490
Total	1,318	5,972	10,597
Deferred:			
U.S. Federal	(2,986)	5,931	(1,509)
Foreign	470	120	459
State	(317)	(300)	25
Valuation allowance	415	804	355
Total	(2,418)	6,555	(670)
Total provision for (benefit from) income taxes	$ (1,100)	$ 12,527	$ 9,927

The provision for income taxes applicable to results of operations differed from the U.S. federal statutory rate as follows:

	Year Ended September 30,		
	2021	**2022**	**2023**
Statutory federal tax rate	21.00 %	21.00 %	21.00 %
Tax provision for income taxes at the statutory rate	$ (2,054)	$ 12,099	$ 10,899
Foreign tax rate differentials	(59)	(307)	102
Provision for state taxes, net of federal taxes	(84)	974	822
U.S. tax on distributed and undistributed earnings of foreign subsidiaries	198	984	54
Foreign derived intangible income deduction	—	(966)	(693)
Tax credits	(691)	(702)	(724)
Federal and state tax rate change impact on deferred tax asset	790	(206)	81
Change in valuation allowance	415	804	355
Stock compensation	138	191	46
Other, net	247	(344)	(1,015)
Provision for (benefit from) income taxes at effective tax rate	$ (1,100)	$ 12,527	$ 9,927
Effective tax rate	11.2 %	21.7 %	19.1 %

During fiscal 2021, the Company's effective tax rate was lower than the federal statutory rate primarily due to an increase in the UK tax rate and decreases in the state tax rates and apportionment, both of which resulted in a decrease in net deferred tax assets.

During fiscal 2022, the Company's effective tax rate was higher than the federal statutory rate primarily due to a provision for state taxes, net of federal taxes and an increased valuation allowance on tax credits that are not expected to be able to be utilized before they expire.

During fiscal 2023, the Company's effective tax rate was lower than the federal statutory rate primarily due to a change in estimate on U.S. taxes owed on foreign income.

Deferred tax assets (liabilities) are comprised of the following:

	September 30,	
	2022	2023
Deferred tax assets:		
Pension and postretirement benefits	$ 16,802	$ 12,045
TIMET Agreement	2,396	1,801
Inventories	3,225	4,341
Accrued compensation and benefits	2,096	1,451
Accrued expenses and other	2,600	2,526
Tax attributes	5,625	5,596
Other assets	250	1,077
Valuation allowance	(4,695)	(5,052)
Total deferred tax assets	$ 28,299	$ 23,785
Deferred tax liabilities:		
Property, plant and equipment, net	$ (24,081)	$ (22,056)
Intangible and other	(1,414)	(1,511)
Other liabilities	(227)	(296)
Total deferred tax liabilities	$ (25,722)	$ (23,863)
Net deferred tax assets (liabilities)	$ 2,577	$ (78)

As of September 30, 2023 the Company had state tax net operating loss carryforwards of $7,254, tax credits of $5,832 and foreign net operating loss carryforwards of $1,984. Certain state tax attributes and other tax credit attributes begin to expire in 2026 and 2024, respectively. The Company has recorded a valuation allowance against the foreign net operating loss carryforwards of $445 and federal and state tax credits of $4,607 because management does not believe that it is more likely than not that the amounts will be realized.

Undistributed earnings of certain of the Company's foreign subsidiaries amounted to approximately $83,063 at September 30, 2023. The Company considers most of those earnings reinvested indefinitely and, accordingly, aside from the one-time transition tax associated with the Tax Cuts and Jobs Act, no additional provision for U.S. income taxes has been provided. For the Company's foreign subsidiary in the U.K., Haynes International Ltd, as of September 30, 2023, the Company considers this subsidiary's earnings to be reinvested indefinitely except to the extent there is previously taxed earnings and profit (PTEP), in which case, the Company might decide to repatriate cash via a dividend to the U.S. If such funds were to be repatriated, there could be minor currency gains/losses that would be subject to tax and any distribution could also be subject to applicable non-U.S. income and withholding taxes.

As of September 30, 2023, the Company was open to examination in the U.S. for the 2019 through 2023 tax years and in various foreign jurisdictions from 2018 through 2023. The Company is also open to examination in various states in the U.S., none of which were individually material.

As of September 30, 2022 and 2023, the Company had no uncertain tax positions.

Note 8. Debt

U.S. revolving credit facility

On June 20, 2023, the Company and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the "Administrative Agent") entered into Amendment No. 3 to Credit Agreement (the "Amendment"), which amended that certain Credit Agreement, dated October 19, 2020 (as amended by that certain Amendment No. 1 to Credit Agreement dated August 30, 2022, by that certain Increase Joinder Regarding Incremental Revolving Commitments and Amendment

No. 2 to Credit Agreement dated October 7, 2022 and by the Amendment, the "Credit Agreement"). The Amendment increased the maximum amount available for revolving loans under the credit facility to $200,000, subject to a borrowing base and certain reserves.

As of September 30, 2023, the amounts borrowed by the Company under the Credit Agreement totaled $114,843 which is classified as long-term on the Consolidated Balance Sheet. Borrowings under the Credit Agreement bear interest at the Company's option, at either the Prime Rate (as defined in the Credit Agreement), plus 1.00% - 1.50% per annum, or the adjusted daily simple SOFR (as defined in the Credit Agreement) used by the Lenders (as defined in the Credit Agreement), plus 2.00% - 2.50% per annum. The Amendment also extended the maturity date of the Credit Agreement to June 20, 2028.

The Company must pay monthly, in arrears, a commitment fee of 0.375% per annum on the unused amount of the revolving credit facility total commitment. For letters of credit, the Company must pay a fronting fee of 0.125% per annum as well as customary fees for issuance, amendments and processing.

The Company is subject to certain covenants as to fixed charge coverage ratios and other customary covenants, including covenants restricting the incurrence of indebtedness, the granting of liens and the sale of assets. The covenant pertaining to fixed charge coverage ratios is only effective in the event the amount of excess availability under the revolver is less than the greater of (i) 15.0% of the maximum credit revolving loan amount and (ii) $25,000. The Company is permitted to pay dividends and repurchase common stock if certain financial metrics are met. The Company may pay quarterly cash dividends up to $3,500 per fiscal quarter so long as the Company is not in default under the Credit Agreement and the related Security Agreement (as defined in the Credit Agreement). As of September 30, 2023, the Company was in compliance with the covenants of the Credit Agreement.

Borrowings under the Credit Agreement are collateralized by a pledge of substantially all of the U.S. assets of the Company, including the equity interests in its U.S. subsidiaries, but excluding the four-high Steckel rolling mill and related assets, which are pledged to TIMET to secure the performance of the Company's obligations under its Conversion Services Agreement with TIMET (see Note 15). Borrowings under the Credit Agreement are also secured by a pledge of a 100% equity interest in each of the Company's direct foreign subsidiaries.

The Company's U.K. subsidiary (Haynes International Ltd.) has an overdraft facility of 1,333 Pounds Sterling ($1,633), all of which was available on September 30, 2023. The Company's French subsidiary (Haynes International, S.A.R.L.) has an overdraft banking facility of 240 Euro ($254), all of which was available on September 30, 2023. The Company's Swiss subsidiary (Haynes International AG) has an overdraft banking facility of 1,200 Swiss Francs ($1,315), all of which was available on September 30, 2023.

Note 9. Pension Plan and Retirement Benefits

Defined Contribution Plans

The Company sponsors a defined contribution plan (its 401(k) plan) for substantially all U.S. employees. The Company contributes an amount equal to 50% of an employee's contribution to the plan up to a maximum contribution of 3% of the employee's salary, except for all salaried employees and certain hourly employees (those hired after June 30, 2007 that are not eligible for the U.S. pension plan). For salary earned through June 30, 2023, the Company contributed an amount equal to 60% of an employee's contribution to the plan up to a maximum contribution of 6% of the employee's salary for these groups. Beginning on July 1, 2023, the Company contributes an annual amount equal to 60% of an employee's contribution to the plan up to a maximum contribution of 8% of the employee's salary for these groups. Expenses associated with this plan for the years ended September 30, 2021, 2022 and 2023 totaled $1,748, $2,016 and $2,352, respectively.

The Company sponsors certain profit sharing plans for the benefit of employees meeting certain eligibility requirements. There were no contributions to these plans for the years ended September 30, 2021, 2022 and 2023.

Defined Benefit Plans

The Company has non-contributory defined benefit pension plans which cover certain employees in the U.S. and the U.K.

Benefits provided under the Company's U.S. defined benefit pension plan are based on years of service and the employee's final compensation. The Company's funding policy is to contribute annually an amount deductible for federal income tax purposes based upon an actuarial cost method using actuarial and economic assumptions designed to achieve adequate funding of benefit obligations.

The Company has non-qualified pensions for a few former executives of the Company. Non-qualified pension plan expense for the years ended September 30, 2021, 2022 and 2023 was $37, $3 and $57, respectively. Accrued liabilities in the amount of $530 and $492 for these benefits are included in accrued pension and postretirement benefits liability at September 30, 2022 and 2023, respectively.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Certain employees, depending on date of hire, become eligible for health care, and substantially all employees become eligible for life insurance, if they reach normal retirement age while working for the Company. The Company's liability related to total retiree health care costs is limited to $5,000 annually.

The Company made contributions of $21,000, $6,000, and $6,000 to fund its domestic Company-sponsored pension plan for the years ended September 30, 2021, 2022 and 2023, respectively. The Company's U.K. subsidiary made contributions of $0 for each of the years ended September 30, 2021, 2022 and 2023, respectively, to the U.K. pension plan.

The Company uses a September 30 measurement date for its plans. As of the September 30, 2023 measurement date, the projected benefit obligation for the U.S pension plan and the U.K. pension plan was $217,393 and $7,397, respectively. The status of employee pension benefit plans and other postretirement benefit plans is summarized below:

	Defined Benefit Pension Plans Year Ended September 30,		Postretirement Health Care Benefits Year Ended September 30,	
	2022	2023	2022	2023
Change in Benefit Obligation:				
Projected benefit obligation at beginning of year	$ 315,466	$ 231,275	$ 82,964	$ 64,037
Service cost	4,728	2,689	1,825	1,389
Interest cost	7,936	11,548	2,234	3,199
Actuarial (gains) losses	(81,225)	(5,236)	(20,343)	(14,171)
Benefits paid	(15,223)	(14,615)	(2,643)	(2,128)
Administrative expenses	(407)	(871)	—	—
Projected benefit obligation at end of year	$ 231,275	$ 224,790	$ 64,037	$ 52,326
Change in Plan Assets:				
Fair value of plan assets at beginning of year	$ 297,703	$ 218,321	$ —	$ —
Actual return on assets	(69,752)	11,136	—	—
Employer contributions	6,000	6,000	2,643	2,128
Benefits paid	(15,223)	(14,615)	(2,643)	(2,128)
Administrative expenses	(407)	(871)	—	—
Fair value of plan assets at end of year	$ 218,321	$ 219,971	$ —	$ —
Funded Status of Plan:				
Unfunded status	$ (12,954)	$ (4,819)	$ (64,037)	$ (52,326)

The actuarial gains incurred during the fiscal years ended September 30, 2022 and 2023 for the Defined Benefit Pension Plans were driven by an increase in the discount rate applied against future expected benefit payments which resulted in a decrease in the defined benefit obligation.

The actuarial gains incurred during the fiscal years ended September 30, 2022 and 2023, for the Postretirement Health Care Plan were primarily driven by an increase in the discount rate applied against future expected health care benefit payments, which resulted in a decrease in the defined benefit obligation.

Amounts recognized in the consolidated balance sheets are as follows:

	Defined Benefit Pension Plans September 30,		Postretirement Health Care Benefits September 30,		Non-Qualified Pension Plans September 30,		All Plans Combined September 30,	
	2022	2023	2022	2023	2022	2023	2022	2023
Accrued pension and postretirement benefits:								
Current	$ —	$ —	$ (3,276)	$ (2,845)	$ (95)	$ (95)	$ (3,371)	$ (2,940)
Non-current	(12,954)	(4,819)	(60,761)	(49,481)	(435)	(397)	(74,150)	(54,697)
Accrued pension and postretirement benefits	$ (12,954)	$ (4,819)	$ (64,037)	$ (52,326)	$ (530)	$ (492)	$ (77,521)	$ (57,637)
Accumulated other comprehensive (income) loss:								
Net (income) loss	22,496	20,663	(30,807)	(42,699)	—	—	(8,311)	(22,036)
Prior service cost	1,365	1,130	—	—	—	—	1,365	1,130
Total accumulated other comprehensive (income) loss	$ 23,861	$ 21,793	$ (30,807)	$ (42,699)	$ —	$ —	$ (6,946)	$ (20,906)

The non-current portion of the defined benefit pension plan portion of accrued pension and postretirement benefits amounted to $12,954 and $4,819 in fiscal 2022 and 2023, respectively. These amounts included the U.K. pension plan net pension asset of $7,702 and $8,803, respectively, which was included in Other assets on the Consolidated Balance Sheets as well as the U.S. pension plan accrued pension liability of $20,655 and $13,622, respectively, which were recorded in accrued pension benefit (less current portion) on the Consolidated Balance Sheet.

The accumulated benefit obligation for the pension plans was $227,915 and $216,287 at September 30, 2022 and 2023, respectively.

The cost of the Company's postretirement benefits is accrued over the years that employees provide service to the date of their full eligibility for such benefits. The Company's policy is to fund the cost of claims on an annual basis.

The components of net periodic pension cost and postretirement health care benefit cost are as follows:

	Defined Benefit Pension Plans Year Ended September 30,		
	2021	2022	2023
Service cost	$ 5,628	$ 4,728	$ 2,689
Interest cost	7,481	7,936	11,548
Expected return on assets	(16,356)	(14,818)	(14,570)
Amortization of prior service cost	239	233	236
Recognized actuarial loss	7,721	—	31
Net periodic cost	$ 4,713	$ (1,921)	$ (66)

	Postretirement Health Care Benefits		
	Year Ended September 30,		
	2021	2022	2023
Service cost	$ 1,095	$ 1,825	$ 1,389
Interest cost	2,292	2,234	3,199
Recognized actuarial loss	—	(240)	(2,279)
Net periodic cost	$ 3,387	$ 3,819	$ 2,309

Assumptions

A 5.0% annual rate of increase for the costs of covered health care benefits for ages under 65 and a 5.0% annual rate of increase for ages over 65 were assumed for 2022 and increased to 7.0% for the under 65 and over 65 age groups in 2023, 6.5% in 2024, 6.0% in 2025, 5.5% in 2026 and 5.0% in the years thereafter.

The actuarial present value of the projected pension benefit obligation and postretirement health care benefit obligation for the plans at September 30, 2022 and 2023 were determined based on the following assumptions:

	September 30, 2022	September 30, 2023
Discount rate (postretirement health care)[1]	5.13 %	5.63 %
Discount rate (U.S. pension plan)[1]	5.13 %	5.63 %
Discount rate (U.K. pension plan)	5.90 %	5.70 %
Rate of compensation increase (U.S. pension plan only)	2.50 %	3.50 %

[1] The discount rate for the postretirement health care plan and the U.S. pension plan are derived using the FTSE Pension Discount Curve and projected benefit payments.

	Defined Benefit Pension and Postretirement Health Care Plans		
	Year Ended September 30,		
	2021	2022	2023
Discount rate (postretirement health care plan)	2.50 %	2.75 %	5.13 %
Discount rate (U.S. pension plan)	2.25 %	2.63 %	5.13 %
Discount rate (U.K. pension plan)	1.50 %	2.00 %	5.90 %
Expected return on plan assets (U.S. pension plan)	7.25 %	5.25 %	6.88 %
Expected return on plan assets (U.K. pension plan)	2.00 %	3.00 %	5.50 %
Rate of compensation increase (U.S. pension plan only)	2.50 %	2.50 %	2.50 %

Plan Assets and Investment Strategy

The Company's pension plan assets by level within the fair value hierarchy at September 30, 2022 and 2023 are presented in the table below. The pension plan assets were accounted for at fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Investments in U.S and International equities, and Fixed Income securities are held in mutual funds and common / collective funds which are valued using net asset value (NAV) provided by the administrator of the fund, and individual fixed income securities which consists of Level 1 and Level 2 assets. As of September 30, 2023, the fixed income portfolio consisted of 301 issuances of fixed income securities from 238 issuers. For more information on a description of the fair value hierarchy, see Note 16.

| | September 30, 2022 | | | |
	Level 1 Active Markets for Identical Assets	Level 2 Other Observable Inputs	NAV	Total
U.S. Pension Plan Assets:				
U.S. corporate and government bonds	$ 15,926	$ 158,582	$ —	$ 174,508
U.S. common stock mutual funds	—	$ —	$ 16,471	16,471
Common /collective funds				
Bonds	—	—	—	—
Short-term money market	—	—	—	—
U.S. common stock	—	—	6,847	6,847
International equity	—	—	5,390	5,390
Total U.S.	$ 15,926	$ 158,582	$ 28,708	$ 203,216
U.K. Plan Assets:				
Equities	$ —	$ —	$ 5,135	$ 5,135
Bonds	—	—	8,006	8,006
Other	—	—	1,964	1,964
Total U.K.	$ —	$ —	$ 15,105	$ 15,105
Total pension plan assets	$ 15,926	$ 158,582	$ 43,813	$ 218,321

| | September 30, 2023 | | | |
	Level 1 Active Markets for Identical Assets	Level 2 Other Observable Inputs	NAV	Total
U.S. Pension Plan Assets:				
U.S. corporate and government bonds	$ 26,647	$ 154,686	$ —	$ 181,333
U.S. common stock mutual funds	—	—	17,900	17,900
International equity	—	—	4,538	4,538
Total U.S.	$ 26,647	$ 154,686	$ 22,438	$ 203,771
U.K. Plan Assets:				
Bonds	—	—	10,692	10,692
Short-term money market	5,508	—	—	5,508
Total U.K.	$ 5,508	$ —	$ 10,692	$ 16,200
Total pension plan assets	$ 32,155	$ 154,686	$ 33,130	$ 219,971

The primary financial objectives of the plans are to maintain asset funding as a percentage of the benefit obligations. The U.S. pension plan utilized a customized liability driven investment (LDI) strategy, which is designed to match the risk and duration of the fixed income assets in the portfolio with that of the obligation.

It is the policy of the U.S. pension plan to invest assets with an allocation to equities as shown below based on a matrix which determines the allocation between equities and fixed income based on the funding percentage of the plan. The balance of the assets is maintained in fixed income investments, and in cash holdings, to the extent permitted by the plan documents.

Target asset classes as a percent of total assets as of September 30, 2023:

Asset Class	Target[1]
Equity	11 %
Fixed Income	89 %
Real Estate and Other	— %

[1] The Company adjusts the target allocation based on the fair value of pension assets as a percentage of the projected pension obligation.

In choosing the assumption for the expected long-term rate of return on U.S. pension plan assets, the Company takes into account the plan's target asset allocation as well as capital market assumptions relating to the asset classes. The Company believes that its assumption regarding the long-term rate of return on plan assets is reasonable, and comparable to the asset return assumptions of other companies, given the target allocation of the plan assets. Note that over very long historical periods, the realized return on plan assets has met or exceeded the expected rate of return. Also note that in recognition of the variability of future market returns, it is reasonable to consider a modest range around the expected future return, and there exists the potential for the use of a lower, or higher, expected rate of return in the future.

The U.K. pension plan assets follow a more conservative investment objective due to the higher funding status of the plan.

Contributions and Benefit Payments

The Company has not yet determined the amounts to contribute to its domestic pension plans, domestic other postretirement benefit plans and the U.K. pension plan in fiscal 2024.

Pension and postretirement health care benefits, which include expected future service, are expected to be paid out of the respective plans as follows:

Fiscal Year Ending September 30	Pension	Postretirement Health Care
2024	$ 16,001	$ 3,988
2025	16,308	4,021
2026	16,623	4,124
2027	16,953	4,063
2028	17,002	4,101
2029 - 2033 (in total)	86,225	21,333

Note 10. Legal, Environmental and Other Contingencies

Legal

The Company is regularly involved in litigation, both as a plaintiff and as a defendant, relating to its business and operations, including environmental, commercial, asbestos, employment and federal and/or state Equal Employment Opportunity Commission administrative actions. Future expenditures for environmental, employment, intellectual property and other legal matters cannot be determined with any degree of certainty.

Environmental

The Company has received permits from the Indiana Department of Environmental Management and the North Carolina Department of Environment and Natural Resources to close and provide post-closure environmental monitoring and care for certain areas of its Kokomo, Indiana and Mountain Home, North Carolina facilities, respectively.

The Company is required to, among other things, monitor groundwater and to continue post-closure maintenance of the former disposal areas at each site. As a result, the Company is aware of elevated levels of certain contaminants in the groundwater, and additional testing and corrective action by the Company could be required. The Company is unable to estimate the costs of any further corrective action at these sites, if required. Accordingly, the Company cannot assure that the costs of any future corrective action at these or any other current or former sites would not have a material effect on the Company's financial condition, results of operations or liquidity.

As of September 30, 2023, the Company has accrued $355 for post-closure monitoring and maintenance activities, of which $266 is included in long-term obligations as it is not due within one year. Accruals for these costs are calculated by estimating the cost to monitor and maintain each post-closure site and multiplying that amount by the number of years remaining in the post-closure monitoring.

Expected maturities of post-closure monitoring and maintenance activities (discounted) included in long-term obligations are as follows at September 30, 2023.

Expected maturities of post-closure monitoring and maintenance activities (discounted)
Year Ending September 30,

2025	$	62
2026		60
2027		63
2028		65
2029 and thereafter		16
	$	266

Note 11. Stockholder's Equity

Dividends

During fiscal years 2021, 2022, and 2023, the Company paid dividends of $11,175, $11,072 and $11,192, respectively.

Treasury Stock

Treasury stock activity for fiscal years 2021, 2022 and 2023 was as follows:

	Year Ended September 30, 2021	Year Ended September 30, 2022	Year Ended September 30, 2023
Number of shares at beginning of year	58,909	195,638	375,032
Repurchases of common stock to satisfy employee payroll taxes	23,751	37,002	17,708
Repurchases of common stock from share repurchase plan	112,978	142,392	—
Number of shares at end of year	195,638	375,032	392,740

Share Repurchase Plan

On July 28, 2021, the Board of Directors authorized the use of up to $20 million of available cash to purchase shares of the Company's common stock through July 27, 2022. The Board adopted the repurchase plan because it believed that repurchasing the Company's stock at current market prices presented an attractive capital allocation strategy for the Company given the available options for the use of capital. The authorization of the repurchase plan has expired and no new authorization has been put in place.

During fiscal 2021, the Company repurchased 112,978 shares at an average price per share of $37.57 with an aggregate purchase price of $4,245 under a Rule 10b5-1 agreement and in fiscal 2022, the Company repurchased 142,392 shares at an average price per share of $40.09 with an aggregate purchase price of $5,709 under the 10b5-1 agreement.

The Company repurchased 17,708 shares in fiscal 2023 with an aggregate purchase price of $934 in order to satisfy payroll taxes related to employee stock-based compensation plans.

Note 12. Stock-based Compensation

Restricted Stock Plan

On March 1, 2016, the Company adopted the 2016 Incentive Compensation Plan which provided for grants of restricted stock, restricted stock units and performance shares, among other awards. Up to 275,000 shares of restricted stock, restricted stock units and performance shares could be granted in the aggregate under this plan. Following the adoption of the 2016 Incentive Compensation Plan, the Company ceased granting awards from its 2009 restricted stock plan, although awards remain outstanding thereunder. On January 24, 2020, the Company adopted the 2020 Incentive Compensation Plan which provides for grants of restricted stock, restricted stock units and performance shares, among other awards. Up to 250,000 shares of restricted stock, restricted stock units and performance shares were authorized to be granted in the aggregate under this plan. On February 25, 2022, the 2020 Incentive Compensation Plan was amended to allow for an aggregate of 575,000 authorized shares of restricted stock, restricted stock units and performance shares to be granted under this plan. Following the adoption of the 2020 Incentive Compensation Plan, the Company ceased granting awards from the 2016 Incentive Compensation Plan, although awards remain outstanding thereunder.

Grants of restricted stock are comprised of shares of the Company's common stock subject to transfer restrictions, which vest in accordance with the terms and conditions established by the Compensation Committee. The Compensation Committee may set vesting requirements based on the achievement of specific performance goals or the passage of time. Employees and directors earn and receive dividends from the restricted stock during this vesting period.

Restricted shares are subject to forfeiture if employment or service terminates prior to the vesting date or if any applicable performance goals are not met. The Company will assess, on an ongoing basis, the probability of whether the performance criteria will be achieved. The Company will recognize compensation expense over the performance period if it is deemed probable that the goals will be achieved. The fair value of the Company's restricted stock is determined based upon the closing price of the Company's common stock on the trading day immediately preceding the grant date. The Company's plans provide for the adjustment of the number of shares covered by an outstanding grant and the maximum number of shares for which restricted stock may be granted in the event of a stock split, extraordinary dividend or distribution or similar recapitalization event.

The shares of time-based restricted stock granted to employees vest on the third anniversary of their grant date if the recipient is still an employee of the Company on such date. The shares of restricted stock granted to non-employee directors will vest on the earlier of (a) the first anniversary of the date of grant or (b) the failure of such non-employee director to be re-elected at an annual meeting of the stockholders of the Company as a result of such non-employee director being excluded from the nominations for any reason other than cause.

The following table summarizes the activity under the 2016 Incentive Compensation Plan and the 2020 Incentive Compensation Plan with respect to restricted stock for the year ended September 30, 2023:

	Number of Shares	Weighted Average Fair Value At Grant Date	
Unvested at September 30, 2022	96,536	$	33.23
Granted	30,159	$	49.23
Forfeited / Canceled	(510)	$	30.11
Vested	(36,342)	$	36.82
Unvested at September 30, 2023	89,843	$	37.17
Expected to vest	89,843	$	37.17

Compensation expense related to restricted stock for the years ended September 30, 2021, 2022 and 2023 was $2,024, $1,474, and $1,257, respectively. The remaining unrecognized compensation expense related to restricted stock at September 30, 2023 was $1,451, to be recognized over a weighted average period of 1.17 years. During fiscal 2023, the Company repurchased 17,708 shares of stock from employees at an average purchase price of $52.72 to satisfy required withholding taxes upon vesting of restricted stock-based compensation.

Deferred Restricted Stock

On November 20, 2017, the Company adopted a deferred compensation plan that allows directors and officers the option to defer receipt of cash and stock compensation. Beginning in fiscal 2018, the Company has granted shares of restricted stock from the 2016 Incentive Compensation Plans and 2020 Incentive Compensation Plans with respect to which elections have been made by certain individuals to defer receipt to a future period. Such shares vest in accordance with the parameters of the 2016 Incentive Compensation Plan and the 2020 Incentive Compensation Plan, as applicable; however, receipt of the shares and any corresponding dividends are deferred until the end of the deferral period. In the event the deferred shares are forfeited prior to the vesting date, deferred dividends pertaining to those shares will also be forfeited. During the deferral period, the participants who elected to defer shares will not have voting rights with respect to those shares.

The following table summarizes the activity under the 2016 Incentive Compensation Plan and the 2020 Incentive Compensation Plan with respect to deferred restricted stock for the year ended September 30, 2023.

	Number of Shares	Weighted Average Fair Value At Grant Date	
Unvested and deferred at September 30, 2022	3,801	$	44.07
Granted	8,974	$	49.19
Vested and deferred	(3,801)	$	44.07
Unvested and deferred at September 30, 2023	8,974	$	49.19
Vested and deferred at September 30, 2023	21,351	$	31.32

Compensation expense related to deferred restricted stock for the years ended September 30, 2021, 2022 and 2023 was $188, $168 and $378, respectively. The remaining unrecognized compensation expense related to restricted stock at September 30, 2023 was $91, to be recognized over a weighted average period of 0.21 years.

Performance Shares

In November 2020, the Company granted to certain employees a target numbers of performance shares under the 2016 Incentive Compensation Plan. The number of performance shares that will ultimately be earned, as well as the number of shares that will be distributed in settling those earned performance shares, if any, will not be determined until the end of the performance period. Performance shares earned will depend on the calculated total stockholder return of the Company at the end of the three-year period commencing from the beginning of the fiscal year in which the award was granted as compared to the total stockholder return of the Company's peer group, as defined by the Compensation Committee for this purpose. The fair value of the performance shares is estimated as of the date of the grant using a Monte Carlo simulation model.

The following table summarizes the activity under the 2016 Incentive Compensation Plan and 2020 Incentive Compensation Plan with respect to performance shares for the year ended September 30, 2023.

	Number of Shares	Weighted Average Fair Value At Grant Date
Unvested at September 30, 2022	76,420	$ 41.37
Granted	19,555	$ 69.39
Vested	(25,226)	$ 42.83
Forfeited / Canceled	—	$ 0.00
Unvested at September 30, 2023	70,749	$ 48.60

Compensation expense related to the performance shares for the years ended September 30, 2021, 2022 and 2023 was $1,082, $1,021 and $1,224, respectively. The remaining unrecognized compensation expense related to performance shares at September 30, 2023 was $1,376, to be recognized over a weighted average period of 1.53 years.

Stock Option Plans

The Company's 2020 Incentive Compensation Plan and its previous stock option plans authorize, or formerly authorized, the granting of non-qualified stock options and stock appreciation rights to certain key employees and non-employee directors for the purchase of shares of the Company's common stock. For the 2020 Incentive Compensation Plan, the maximum number of shares that may be granted subject to options was originally 350,000, which number was subsequently amended on February 25, 2022 and increased to 400,000. Following the adoption of the 2020 Incentive Compensation Plan, the Company ceased granting awards from its previous incentive compensation plans, although awards remain outstanding from previous plans. Each plan provides for the adjustment of the maximum number of shares for which options may be granted in the event of a stock split, extraordinary dividend or distribution or similar recapitalization event. Unless the Compensation Committee determines otherwise, options are exercisable for a period of ten years from the date of grant and vest $33^1/_3$% per year over three years from the grant date. The amount of compensation expense recognized in the financial statements is measured based upon the grant date fair value.

The Company has elected to use the Black-Scholes option pricing model to estimate fair value, which incorporates various assumptions including volatility, expected life, risk-free interest rates and dividend yields. The volatility is based on historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected term of the stock option granted. The Company uses historical volatility because management believes such volatility is representative of prospective trends. The expected term of an award is based on historical exercise data. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the awards. The dividend yield assumption is based on the Company's history and expectations regarding dividend payouts at the time of the grant. The following assumptions were used for grants during fiscal 2021, 2022 and 2023:

Grant Date	Fair Value	Dividend Yield	Risk-free Interest Rate	Expected Volatility	Expected Life
June 16, 2023	$ 20.82	1.70 %	3.91 %	48 %	5 years
February 7, 2023	$ 22.70	1.65 %	3.81 %	51 %	5 years
November 22, 2022	$ 20.52	1.80 %	3.97 %	51 %	5 years
November 23, 2021	$ 15.02	2.00 %	1.22 %	45 %	5 years
November 24, 2020	$ 5.91	3.89 %	0.39 %	43 %	5 years

The stock-based employee compensation expense for stock options for the years ended September 30, 2021, 2022 and 2023 was $1,180, $937 and $650, respectively. The remaining unrecognized compensation expense at September 30, 2023 was $686, to be recognized over a weighted average vesting period of 1.08 years.

The following table summarizes the activity under the stock option plans for the year ended September 30, 2023:

	Number of Shares	Aggregate Intrinsic Value (000s)	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life
Outstanding at September 30, 2022	697,220		$ 34.75	
Granted	32,985		$ 49.08	
Exercised	(218,576)		$ 37.90	
Forfeited/Surrendered	(13,081)		$ 47.96	
Outstanding at September 30, 2023	498,548	$ 6,346	$ 33.96	6.26 yrs.
Vested or expected to vest	479,274	$ 6,046	$ 34.07	6.20 yrs.
Exercisable at September 30, 2023	399,672	$ 5,313	$ 33.23	5.80 yrs.

Note 13. Segment Reporting

The Company operates in one business segment: the design, manufacture, marketing and distribution of technologically advanced, high-performance alloys for use in the aerospace, industrial gas turbine, chemical processing and other industries. The Company has operations in the United States, Europe and China, which are summarized below. Sales between geographic areas are made at negotiated selling prices. Revenues from external customers are attributed to the geographic areas presented based on the destination of product shipments.

	Year Ended September 30,		
	2021	2022	2023
Net Revenue by Geography:			
United States	$ 179,127	$ 278,473	$ 344,381
Europe	85,555	116,599	135,403
China	30,668	33,910	27,097
Other	42,311	61,479	83,075
Net Revenues	$ 337,661	$ 490,461	$ 589,956
Net Revenue by Product Group:			
High-temperature resistant alloys	$ 253,246	$ 387,464	$ 501,463
Corrosive-resistant alloys	84,415	102,997	88,493
Net revenues	$ 337,661	$ 490,461	$ 589,956

	September 30,	
	2022	2023
Long-lived Assets by Geography		
United States	$ 135,698	$ 134,596
Europe	6,921	7,799
China	153	145
Total long-lived assets	$ 142,772	$ 142,540

Note 14. Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charges (credits) to Expense	Deductions[1]	Balance at End of Period
Allowance for credit losses:				
September 30, 2021	545	74	(66)	553
September 30, 2022	553	171	(296)	428
September 30, 2023	428	286	(255)	459

---

[1] Uncollectible accounts written off net of recoveries.

Note 15. Deferred Revenue

On November 17, 2006, the Company entered into a 20-year agreement to provide conversion services to Titanium Metals Corporation (TIMET) for up to 10 million pounds of titanium metal annually. TIMET paid the Company a $50,000 up-front fee and will also pay the Company for its processing services during the term of the agreement (20 years) at prices established by the terms of the agreement. TIMET may exercise an option to have ten million additional pounds of titanium converted annually, provided that it offers to loan up to $12,000 to the Company for certain capital expenditures which may be required to expand capacity. In addition to the volume commitment, the Company has granted TIMET a first priority security interest in its four-high Steckel rolling mill, along with rights of access if the Company enters into bankruptcy or defaults on any financing arrangements. The Company has agreed not to manufacture titanium products (other than cold reduced titanium tubing). The Company has also agreed not to provide titanium hot-rolling conversion services to any entity other than TIMET for the term of the Conversion Services Agreement. The Conversion Services Agreement contains certain default provisions which could result in contract termination and damages, including liquidated damages of $25,000 and the Company being required to return the unearned portion of the up-front fee. The Company considered each provision and the likelihood of the occurrence of a default that would result in liquidated damages. Based on the nature of the events that could trigger the liquidated damages clause, and the availability of the cure periods set forth in the agreement, the Company determined and continues to believe that none of these circumstances are reasonably likely to occur. Therefore, events resulting in liquidated damages have not been factored in as a reduction to the amount of revenue recognized over the life of the contract. The cash received of $50,000 is recognized in income on a straight-line basis over the 20-year term of the Conversion Services Agreement. If an event of default occurred and was not cured within any applicable grace period, the Company would recognize the impact of the liquidated damages in the period of default and re-evaluate revenue recognition under the Conversion Services Agreement for future periods. The portion of the up-front fee not recognized in income is shown as deferred revenue on the Consolidated Balance Sheets.

Note 16. Fair Value Measurements

The fair value hierarchy has three levels based on the inputs used to determine fair value:

- Level 1—Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2—Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

- Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

When available, the Company uses unadjusted quoted market prices to measure fair value. If quoted market prices are not available, fair value is based upon internally-developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally-generated models are classified according to the lowest level input or value driver that is significant to the valuation. The valuation model used depends on the specific asset or liability being valued.

Fixed income securities are held as individual bonds and are valued as either level 1 assets as they are quoted in active markets or level 2 assets. U.S. and International equities, and Other Investments held in the Company's pension plan are held as individual bonds or in mutual funds and common / collective funds which are valued using net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These investments are not classified in the fair value hierarchy in accordance with guidance included in ASU 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*.

The fair value of Cash and Cash Equivalents is determined using Level 1 information.

The following table represents the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2022 and 2023:

| | September 30, 2022 Fair Value Measurements at Reporting Date Using: | | | | |
	Level 1	Level 2	Level 3	NAV	Total
Assets:					
Pension plan assets	$ 15,926	$ 158,582	$ —	$ 43,813	$ 218,321
Total fair value	$ 15,926	$ 158,582	$ —	$ 43,813	$ 218,321

| | September 30, 2023 Fair Value Measurements at Reporting Date Using: | | | | |
	Level 1	Level 2	Level 3	NAV	Total
Assets:					
Pension plan assets	$ 32,155	$ 154,686	$ —	$ 33,130	$ 219,971
Total fair value	$ 32,155	$ 154,686	$ —	$ 33,130	$ 219,971

The Company had no other financial assets or liabilities measured at fair value on a recurring basis as of September 30, 2022 or 2023.

Note 17. Comprehensive Income (Loss) and Changes in Accumulated Other Comprehensive Income (Loss) by Component

Comprehensive income (loss) includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) items, including pension and foreign currency translation adjustments, net of tax when applicable.

Comprehensive Income (Loss)

| | Year Ended September 30, | | | | | | | | |
| | 2021 | | | 2022 | | | 2023 | | |
	Pre-tax	Tax	Net	Pre-tax	Tax	Net	Pre-tax	Tax	Net
Net income (loss)			$ (8,683)			$ 45,087			$ 41,975
Other comprehensive income (loss):									
Pension and postretirement:									
Net gain (loss) arising during period	$ 68,941	(16,044)	52,897	$ 16,991	(3,924)	13,067	$ 16,008	(3,700)	12,308
Amortization of prior service cost.	228	(52)	176	239	(56)	183	233	(55)	178
Amortization of (gain) loss	7,735	(1,802)	5,933	(240)	56	(184)	(2,279)	529	(1,750)
Foreign currency translation adjustment.	3,254	—	3,254	(11,817)	—	(11,817)	6,729	—	6,729
Other comprehensive income (loss)	$ 80,158	$ (17,898)	62,260	$ 5,173	$ (3,924)	1,249	$ 20,691	$ (3,226)	17,465
Total comprehensive income (loss)			$ 53,577			$ 46,336			$ 59,440

Accumulated Other Comprehensive Income (Loss)

| | Year Ended September 30, 2022 | | | |
	Pension Plan	Postretirement Plan	Foreign Exchange	Total
Accumulated other comprehensive income (loss) as of September 30, 2021.	$ (14,791)	$ 9,017	$ (6,567)	$ (12,341)
Other comprehensive income (loss) before reclassifications	(2,557)	15,624	(11,817)	1,250
Amounts reclassified from accumulated other comprehensive income (loss)				
Amortization of Pension and Postretirement Plan items [1].	239	—	—	239
Actuarial losses [1]	—	(240)	—	(240)
Tax benefit	(56)	56	—	—
Net current-period other comprehensive income (loss)	(2,374)	15,440	(11,817)	1,249
Accumulated other comprehensive income (loss) as of September 30, 2022.	$ (17,165)	$ 24,457	$ (18,384)	$ (11,092)

| | Year Ended September 30, 2023 | | | |
	Pension Plan	Postretirement Plan	Foreign Exchange	Total
Accumulated other comprehensive income (loss) as of September 30, 2022.	$ (17,165)	$ 24,457	$ (18,384)	$ (11,092)
Other comprehensive income (loss) before reclassifications	1,401	10,907	6,729	19,037
Amounts reclassified from accumulated other comprehensive income (loss)				
Amortization of Pension and Postretirement Plan items [1].	233	—	—	233
Actuarial losses [1]	—	(2,279)	—	(2,279)
Tax benefit	(55)	529	—	474
Net current-period other comprehensive income (loss)	1,579	9,157	6,729	17,465
Accumulated other comprehensive income (loss) as of September 30, 2023.	$ (15,586)	$ 33,614	$ (11,655)	$ 6,373

These accumulated other comprehensive income components are included in the computation of net periodic pension cost.

Note 18. Long-term Obligations

The following table sets for the components of Long-term obligations as of September 30, 2022 and 2023.

	September 30, 2022	September 30, 2023
Finance lease obligations	$ 7,384	$ 7,118
Environmental post-closure monitoring and maintenance activities	407	355
Long-term disability	210	189
Deferred dividends	199	198
Less amounts due within one year	(352)	(412)
Long-term obligations (less current portion)	$ 7,848	$ 7,448

Note 19. Leases

On October 1, 2019, the Company adopted ASU 2016-02, *Leases (Topic 842)*. This guidance requires that a lessee recognize assets and liabilities on the balance sheet for all leases with a lease term of more than twelve months, with the result being the recognition of a right-of-use asset and a lease liability. The Company adopted the provisions of ASU 2016-02 in the first quarter of fiscal 2020 using the modified retrospective transition method, which did not require the Company to adjust comparative periods. The Company's right-of-use assets ("ROU") and lease liabilities are recognized on the lease commencement date in an amount that represents the present value of future lease payments. ROU assets are included in Other assets, and the related lease obligation is included in Operating lease liabilities on the Consolidated Balance Sheets.

Nature of the Leases

The Company has operating and finance leases for buildings, equipment (e.g. trucks and forklifts), vehicles, and computer equipment. Leasing arrangements require fixed payments and also include an amount that is probable to be owed under residual value guarantees, if applicable. Some lease payments also include payments related to purchase or termination options when the lessee is reasonably certain to exercise the option or is not reasonably certain not to exercise the option, respectively. The leases have remaining terms of 1 to 15 years.

For all leases with an initial expected term of more than 12 months, the Company recorded, at the adoption date of ASC 842 or lease commencement date for leases entered into after the adoption date, a lease liability, which is the lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and an ROU asset, which is an asset that represents the lessee's right to use, or to control the use of, a specified asset for the lease term. The Company utilizes its collateralized incremental borrowing rate commensurate to the lease term as the discount rate for its leases, unless the Company can specifically determine the lessor's implicit rate.

On January 1, 2015, the Company entered into a finance lease agreement for the building that houses the assets and operations of LaPorte Custom Metal Processing (LCMP). The leased asset and obligation are recorded at the present value of the minimum lease payments. The asset is included in Property, plant and equipment, net on the Consolidated Balance Sheets and is depreciated over the 20-year lease term. The long term component of the finance lease obligation is included in Long-term obligations.

The Company entered into a 20-year "build-to-suit" lease for a building that houses the assets and operations of the service center located in LaPorte, Indiana that was relocated from Lebanon, Indiana. During the first quarter of fiscal 2017, the Company took occupancy of the building. The Company retained substantially all of the construction risk and was deemed to be the owner of the facility for accounting purposes, even though it is not the legal owner. Construction costs incurred relative to the buildout of the facility of approximately $4,100 are included in Property, plant and equipment, net on the Consolidated Balance Sheets and depreciated over the 20-year lease term. The Company accounts for the related build-to-suit liability as a financing obligation.

Significant Judgments and Assumptions

Determination of Whether a Contract Contains a Lease

The Company determines whether a contract is or contains a lease at the inception of the contract. The contract is or contains a lease if the contract conveys the right to control the use of identified assets for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from use of the property, plant, and equipment and have the right to direct its use.

Practical Expedients (Policy Elections)

The Company elected certain practical expedients and transition relief, including the short-term lease recognition exemption, which excludes leases with a term of 12 months or less from recognition on the balance sheet, recognizing lease components and non-lease components together as a single lease component, and the transition relief package which, among other things, includes not reassessing the lease classification or whether a contract is or contains a lease.

The following table sets forth the components of the Company's lease cost for the years ended September 30, 2022 and 2023.

	September 30, 2022	September 30, 2023
Finance lease cost:		
Amortization of ROU asset	$ 430	$ 430
Interest on lease liabilities	784	759
Total finance lease cost	$ 1,214	$ 1,189
Operating lease cost	$ 1,100	$ 1,173
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from finance leases	784	759
Operating cash flows from operating leases	1,100	1,173
Financing cash flows from finance leases	228	265
Total cash paid for amounts included in measurement of lease liabilities	$ 2,112	$ 2,197

Lease costs associated with short term leases are not material.

The following table sets forth the Company's ROU assets and lease liabilities as of September 30, 2022 and 2023.

	September 30, 2022	September 30, 2023
Finance lease assets (included in Property, plant and equipment, net)	$ 5,643	$ 5,230
Operating ROU lease assets (included in Other assets)	$ 1,085	$ 1,067
Finance lease liabilities		
Accrued expenses	$ 265	$ 302
Long-term obligations (less current portion)	7,119	6,816
Total Finance lease liabilities.	$ 7,384	$ 7,118
Operating lease liabilities	$ 1,085	$ 1,067

Operating lease payments due within one year are recorded in Accrued expenses on the Consolidated Balance Sheets.

	September 30, 2022	September 30, 2023
Weighted average lease term (Years)		
Finance leases	13.1	12.1
Operating leases	3.0	2.0
Weighted average discount rate		
Finance leases	10.32 %	10.32 %
Operating leases	5.25 %	5.84 %

The following is a table of future minimum lease payments during each fiscal year under operating and finance leases and the present value of the net minimum lease payments as of September 30, 2023.

Future minimum lease payments	Finance Leases	Operating Leases
2024	$ 1,032	$ 718
2025	1,037	276
2026	1,044	126
2027	1,049	62
2028	1,050	—
Thereafter	7,357	—
Total minimum lease payments	12,569	1,182
Less: amount representing interest.	(5,451)	(115)
Present value of net minimum lease payments	$ 7,118	$ 1,067

Note 20. Foreign Currency Forward Contracts

The Company enters into foreign currency forward contracts with the purpose of reducing income statement volatility resulting from foreign currency denominated transactions. The Company has not designated the contacts as hedges; therefore, changes in fair value are recognized in earnings. All of these contracts are designed to be settled within the same fiscal quarter they are entered into and, accordingly, as of September 30, 2021, 2022 and 2023, there are no contracts that remain unsettled. As a result, there is no impact to the balance sheet as of September 30, 2022 or September 30, 2023. Foreign exchange contract gains and losses are recorded within Selling, General and Administrative expenses on the Consolidated Statements of Operations along with foreign currency transactional gains and losses as follows.

	Year Ended September 30, 2021		Year Ended September 30, 2022		Year Ended September 30, 2023	
Foreign currency transactional gain (loss)	$	(42)	$	4,393	$	(2,538)
Foreign exchange forward contract gain (loss)		(532)		(6,066)		1,403
Net gain (loss) included in selling, general and administrative expense.	$	(574)	$	(1,673)	$	(1,135)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission, including to ensure that information required to be disclosed by the Company that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Pursuant to Rule 13a-15(b) of the Exchange Act, the Company has performed, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of September 30, 2023.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company. With the participation of the Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of The Treadway Commission (2013). Based on the Company's assessment, management has concluded that, as of September 30, 2023, the Company's internal control over financial reporting is effective based on those criteria.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's effectiveness of internal control over financial reporting as of September 30, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its attestation report which is included in Part II, Item 8 in this Annual Report on Form 10-K.

Michael L. Shor   Daniel W. Maudlin
President & Chief Executive Officer   Vice President of Finance and Chief Financial Officer
November 16, 2023   November 16, 2023

Item 9B. Other Information

During the fourth quarter of fiscal 2023, no members of our Board of Directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, amended or terminated any contract, instruction or written plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1c of the Exchange Act or any non-Rule 10b5-1 trading arrangement, as defined in the SEC rules..

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information included under the caption "Business—Information about our Executive Officers" in Part I, Item 1 in this Annual Report on Form 10-K, and under the captions "Election of Directors", "Corporate Governance—Code of Ethics", "Corporate Governance—Corporate Governance Committee and Director Nominations", "Corporate Governance—Board Committee Structure", "Corporate Governance—Family Relationships" and "Corporate Governance—Independence of the Board of Directors and Committee Members" in the Proxy Statement to be issued in connection with the 2024 meeting of the Company's stockholders is incorporated herein by reference.

Item 11. Executive Compensation

The information included under the captions "Executive Compensation", "Corporate Governance—Compensation Committee Interlocks and Insider Participation" and "Corporate Governance—Director Compensation Program" in the Proxy Statement to be issued in connection with the 2024 meeting of the Company's stockholders is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" in the Proxy Statement to be issued in connection with the 2024 meeting of the Company's stockholders is incorporated herein by reference in response to this item. For additional information regarding the Company's incentive compensation plans, see Note 12 in the Notes to Consolidated Financial Statements in Part II, Item 8 in this Annual Report on Form 10-K.

Equity Compensation Plan Information

The following table provides information as of September 30, 2023 regarding shares of the Company's common stock issuable pursuant to its stock option and restricted stock plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plans approved by security holders[1] ..	498,548	$ 33.96	497,394 [2]

[1]   For a description of the Company's equity compensation plans, see Note 12 to the Consolidated Financial Statements in Part II, Item 8 in this Annual Report on Form 10-K. The Company has no equity compensation pursuant to which awards may be granted in the future that have not been approved by its stockholders.

[2]   Includes shares (i) 183,120 shares of stock options or stock appreciation rights and (ii) 314,274 shares of restricted stock, restricted stock units, performance shares or performance units.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained under the caption "Corporate Governance—Independence of Board of Directors and Committee Members" and under "Conflict of Interest and Related Person Transactions" in the Proxy Statement to be issued in connection with the 2024 meeting of the Company's stockholders is incorporated herein by reference in response to this item.

Item 14. Principal Accountant Fees and Services

The information included under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement to be issued in connection with the 2024 meeting of the Company's stockholders is incorporated herein by reference in response to this item.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)   *Documents filed as part of this Report.*

     1.   *Financial Statements:*

       The Consolidated Financial Statements of Haynes International, Inc. and its subsidiaries are set forth under Part II, Item 8 in this Annual Report on Form 10-K.

     2.   *Financial Statement Schedules:*

       Financial Statement Schedules are omitted as they are not required, are not applicable or the information is shown in the Notes to the Consolidated Financial Statements.

     3.   *Exhibits:*

       The following Index to Exhibits sets forth the exhibits filed or furnished as part of this Annual Report on Form 10-K.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Second Restated Certificate of Incorporation of Haynes International, Inc. (incorporated by reference to Exhibit 3.1 to the Haynes International, Inc. Registration Statement on Form S-1, Registration No. 333-140194).
3.1	Amended and Restated By-laws of Haynes International, Inc. (incorporated by reference to Exhibit 3.1 to the Haynes International, Inc. Current Report on Form 8-K filed October 5, 2023).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.01 to the Haynes International, Inc. Quarterly Report on Form 10-Q filed February 8, 2010).
4.2	Description of Registrant's Securities (incorporated by reference to Exhibit 4.2 to the Haynes International, Inc. Annual Report on Form 10-K filed November 18, 2021).
10.1+	Form of Termination Benefits Agreements by and between Haynes International, Inc. and certain of its employees, conformed to give effect to all amendments thereto through September 30, 2011 (incorporated by reference to Exhibit 10.1 to the Haynes International, Inc. Annual Report on Form 10-K filed November 17, 2011).
10.2+	Form of Director Indemnification Agreement between Haynes International, Inc. and certain of its directors named in the schedule to the Exhibit (incorporated by reference to Exhibit 10.21 to the Haynes International, Inc. Registration Statement on Form S-1, Registration No. 333-140194).
10.3	Conversion Services Agreement by and between the Haynes International, Inc. and Titanium Metals Corporation, dated November 17, 2006 (incorporated by reference to Exhibit 10.22 to the Haynes International, Inc. Registration Statement on Form S-1, Registration No. 333-140194). Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.
10.4	Access and Security Agreement by and between the Haynes International, Inc. and Titanium Metals Corporation, dated November 17, 2006 (incorporated by reference to Exhibit 10.23 to the Haynes International, Inc. Registration Statement on Form S-1, Registration No. 333-140194).
10.5+	Summary of 2023 Management Incentive Plan (incorporated by reference to Item 5.02 of the Haynes International, Inc. Form 8-K filed December 19, 2022).
10.6+	Haynes International, Inc. 2016 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Haynes International, Inc. Current Report on Form 8-K filed March 7, 2016).

Exhibit Number	Description
10.7+	Form of Restricted Stock Award Agreement between Haynes International, Inc. and certain of its directors, issued pursuant to the Haynes International, Inc. 2016 Incentive Compensation Plan (incorporated by reference to Exhibit 10.22 to the Haynes International, Inc. Annual Report on Form 10-K filed November 16, 2017).
10.8+	Form of Performance Share Award Agreement between Haynes International, Inc. of certain of its officers, issued pursuant to the Haynes International, Inc. 2016 Incentive Compensation Plan (incorporated by reference to Exhibit 10.23 to the Haynes International, Inc. Annual Report on Form 10-K filed November 16, 2017).
10.9+	Form of Non-Qualified Stock Option Agreement between Haynes International, Inc. and certain of its officers, issued pursuant to the Haynes International, Inc. 2016 Incentive Compensation Plan (incorporated by reference to Exhibit 10.24 to the Haynes International, Inc. Annual Report on Form 10-K filed November 16, 2017).
10.10+	Form of Restricted Stock Award Agreement between Haynes International, Inc. and certain of its officers and other employees, issued pursuant to the Haynes International, Inc. 2016 Incentive Compensation Plan (incorporated by reference to Exhibit 10.25 to the Haynes International, Inc. Annual Report on Form 10-K filed November 16, 2017).
10.11+	Form of Indemnification Agreement between the Haynes International, Inc. and certain of its officers (incorporated by reference to Exhibit 10.24 to the Haynes International, Inc. Annual Report on Form 10K filed November 15, 2018).
10.12+	Executive Employment Agreement, effective as of September 1, 2018, by and between the Haynes International, Inc. and Michael L. Shor (incorporated by reference to Exhibit 10.25 to the Haynes International, Inc. Annual Report on Form 10-K filed November 15, 2018).
10.13+	Amendment No. 1 to Executive Employment Agreement between Haynes International, Inc. and Michael L. Shor (incorporated by reference to Exhibit 99.1 to the Haynes International, Inc. Current Report on Form 8-K filed January 13, 2022).
10.14+	Form of Amendment No 1 to Termination Benefits Agreements by and between Haynes International, Inc. and its Named Executive Officers (incorporated by reference to Exhibit 99.2 to the Haynes International, Inc. Current Report on Form 8-K filed January 13, 2022)
10.15+	Haynes International, Inc. 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 99.1 to the Haynes International, Inc. Current Report on Form 8-K filed February 27, 2020).
10.16+	Amendment No. 1 to Haynes International, Inc. 2020 Incentive Compensation Plan (incorporated by reference to Appendix A to the Haynes International, Inc. Definitive Proxy Statement for its 2022 Annual Meeting of Stockholders filed January 21, 2022).
10.17+	Form of Restricted Stock Award Agreement between Haynes International, Inc. and certain of its directors, issued pursuant to the Haynes International, Inc. 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.18 to the Haynes International, Inc. Annual Report on Form 10-K filed November 18, 2021).
10.18+	Form of Performance Share Award Agreement between Haynes International, Inc. and certain of its officers, issued pursuant to the Haynes International, Inc. 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.19 to the Haynes International, Inc. Annual Report on Form 10-K filed November 18, 2021).
10.19+	Form of Non-Qualified Stock Option Agreement between Haynes International, Inc. and certain of its officers, issued pursuant to the Haynes International, Inc. 202 Incentive Compensation Plan (incorporated by reference to Exhibit 10.20 to the Haynes International, Inc. Annual Report on Form 10-K filed November 18, 2021).
10.20+	Form of Restricted Stock Award Agreement between Haynes International, Inc. and certain of its officers and other employees, issued pursuant to the Haynes International, Inc. 2020 Incentive Compensation Plan (incorporated by reference to Exhibit 10.21 to the Haynes International, Inc. Annual Report on Form 10-K filed November 18, 2021).
10.21	Credit Agreement, dated as of October 19, 2020, by and among Haynes International, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Haynes International, Inc. Current Report on Form 8-K filed October 20, 2020).
10.22	Amendment No. 1 to the Credit Agreement, dated as of August 30, 2022, by and among Haynes International, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Haynes International, Inc. Current Report on Form 8-K filed September 2, 2022).

Exhibit Number	Description
10.23	Amendment No. 2 to the Credit Agreement, dated as of October 7, 2022, by and among Haynes International, Inc., LaPorte Custom Metal Processing, LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Haynes International, Inc. Current Report on Form 8-K filed October 11, 2022).
10.24	Amendment No. 3 to the Credit Agreement, dated as of June 20, 2023, by and among Haynes International, Inc., LaPorte Custom Metal Processing, LLC, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Haynes International, Inc. Current Report on Form 8-K filed June 23, 2023).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Haynes International, Inc. Annual Report on Form 10-K filed November 15, 2018).
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Rule 13a-14(a)/15d-4(a) Certification of Chief Executive Officer
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1**	Section 1350 Certifications
97*	Haynes International, Inc. Clawback Policy
101*	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023 formatted in Inline Extensible Business Reporting Language (iXBRL): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Comprehensive Income (Loss); (iv) the Consolidated Statements of Stockholders Equity; (v) the Consolidated Statements of Cash Flows; (vi) related notes; and (vii) the information set forth under "Item 9B, Other Information."
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
+	Denotes management contract or compensation plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAYNES INTERNATIONAL, INC.

By: /s/ MICHAEL L. SHOR
Michael L. Shor
President and Chief Executive Officer
Date: November 16, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL L. SHOR Michael L. Shor	President and Chief Executive Officer; Director (Principal Executive Officer)	November 16, 2023
/s/ DANIEL W. MAUDLIN Daniel W. Maudlin	Vice President of Finance and Chief Financial Officer (Principal Financial Officer)	November 16, 2023
/s/ DAVID S. VAN BIBBER David S. Van Bibber	Controller and Chief Accounting Officer (Principal Accounting Officer)	November 16, 2023
/s/ ROBERT H. GETZ Robert H. Getz	Chairman of the Board, Director	November 16, 2023
/s/ DONALD C. CAMPION Donald C. Campion	Director	November 16, 2023
/s/ DAWNE S. HICKTON Dawne S. Hickton	Director	November 16, 2023
/s/ ALICIA B. MASSE Alicia Masse	Director	November 16, 2023
/s/ BRIAN R. SHELTON Brian R. Shelton	Director	November 16, 2023
/s/ LARRY O. SPENCER Larry O. Spencer	Director	November 16, 2023

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-264414, 333-236760, 333-215172, 333-145499 and 333-134989 on Form S-8 of our report dated November 16, 2023, relating to the financial statements of Haynes International, Inc. and the effectiveness of Haynes International, Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended September 30, 2023.

Indianapolis, IN November 16, 2023

Exhibit 31.1

<p style="text-align:center">**CERTIFICATIONS**</p>

I, Michael L. Shor, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Haynes International, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-159f) and 15(d)-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 16, 2023


/s/ MICHAEL L. SHOR
_____
Michael L. Shor
President and Chief Executive Officer


Exhibit 31.2

CERTIFICATIONS

I, Daniel W. Maudlin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Haynes International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-159f) and 15(d)-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 16, 2023

/s/ DANIEL W. MAUDLIN

Daniel W. Maudlin
*Vice President of Finance and
Chief Financial Officer*

Exhibit 32.1

Certifications Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the
Sarbanes—Oxley Act of 2002

I, Daniel W. Maudlin, the Vice President Finance and Chief Financial Officer of Haynes International, Inc., certify that (i) the Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Haynes International, Inc. as of the dates and for the periods set forth therein.

/s/ DANIEL W. MAUDLIN
Daniel W. Maudlin
Vice President Finance and
Chief Financial Officer
November 16, 2023
Date

I, Michael L. Shor, the President and Chief Executive Officer of Haynes International, Inc., certify that (i) the Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Haynes International, Inc. as of the dates and for the periods set forth therein.

/s/ MICHAEL L. SHOR
Michael L. Shor
President and Chief Executive Officer
November 16, 2023
Date